UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

1 - Press Release	3
Highlights	4
Main Information	6
Book Net Income vs. Adjusted Net Income	8
Summarized Analysis of Adjusted Income	8
Capital Ratios - Basel III	19
Economic Environment	20
Main Economic Indicators	21
Guidance	21
Managerial Income vs. Adjusted Income Statement	22
2 - Economic and Financial Analysis	25
Consolidated Statement of Financial Position and Adjusted Income Statement	26
Interest and Non-Interest Earning Portions	27
– Interest Earning Portion	28
• Interest Earning Portion of Credit Intermediation	30
• Interest Earning Portion of Securities/Other	44
• Interest Earning Portion of Insurance	44
– Non-Interest Earning Portion	44
Insurance, Pension Plans and Capitalization Bonds	45
– Bradesco Vida e Previdência	49
– Bradesco Saúde e Mediservice	50
– Bradesco Capitalização	51
– Bradesco Auto/RE and Atlântica Companhia de Seguros	52
Fee and Commission Income	53
Personnel and Administrative Expenses	57
– Operating Coverage Ratio	58
Tax Expenses	59
Equity in the Earnings (Losses) of Affiliates	59
Non-Operating Income	59
3 - Return to Shareholders	61
Corporate Governance	62
Investor Relations area – IR	62
Sustainability	62
Bradesco Shares	63
Market Capitalization	65
Main Indicators	66
Dividends/Interest on Shareholders’ Equity – JCP	67
Weight on Main Stock Indexes	67
4 - Additional Information	69
Market Share of Products and Services	70
Ratings	71
Reserve Requirements	71
Investments in Infrastructure, Information Technology and Telecommunications	72
Risk Management	73
Capital Management	73
Basel Ratio	74
5 - Independent Auditors’ Report	75
Limited Assurance Report about Supplementary Accounting information included within the Economic and Financial Analysis Report	76
6 - Complete Financial Statements 1st Quarter 2016	79

Bradesco    1

Forward-Looking Statements

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on management’s current expectations, estimates and projections concerning future events and financial trends that may affect our business. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “goal”, “estimate”, “forecast”, “predict”, “project”, “guidelines”, “should” and other similar expressions are used to indicate predicting statements. However, forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that may be beyond our control. In addition, some forward-looking statements are based on assumptions which, depending on future events, may prove not to be accurate. Therefore, actual results may differ significantly from the plans, goals, expectations, projections and intentions expressed or implied in such statements.

The factors that may impact the actual results include, among others, changes in regional, national and international trade and economic policies; inflation; an increased number of defaults by borrowers in loan operations, with a consequent increase in the allowance for losses from loan operations; loss of ability to receive deposits; loss of customers or revenues; our ability to sustain and improve performance; changes in interest rates which may, among other things, adversely affect our margins; competition in the banking industry, financial services, credit card services, insurance, asset management and other related industries; government regulation and fiscal affairs; disputes or adverse legal proceedings or regulations; and credit and other risks involved in lending and investment activities.

As a result, one should not rely excessively on these forward-looking statements. The statements are valid only for the date on which they were drafted. Except as required by applicable law, we do not assume any obligation to update these statements as a result of new information, future developments or any other matters which may arise.

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

  2  Economic and Financial Analysis Report - March 2016

                   Press Release

Highlights

The main figures obtained by Bradesco in the first quarter of 2016 are presented below:

1.   Adjusted Net Income(1) for the first quarter of 2016 stood at R$4.113 billion (a 3.8% decrease compared to the R$4.274 billion recorded in the same period of 2015), corresponding to earnings per share of R$3.52 and Return on Average Adjusted Equity(2) of 17.5%(2).

2.   As for the source, the Adjusted Net Income is composed of R$2.733 billion from financial activities, representing 66.4% of the total, and of R$1.380 billion from insurance, pension plans and capitalization bonds operations, which together account for 33.6%.

3.   In March 2016, Bradesco’s market capitalization stood at R$143.720 billion(3).

4.   Total Assets, in March 2016, stood at R$1.102 trillion, an increase of 6.5% over the March 2015 balance. The return on Average Total Assets was 1.5%.

5.   In March 2016, the Expanded Loan Portfolio(4) reached R$463.208 billion, remaining almost stable over March 2015. Operations with individuals totaled R$147.759 billion (an increase of 4.0% over March 2015), while corporate segment operations totaled R$315.449 billion (1.8% decrease over March 2015).

6.   Assets under Management stood at R$1.589 trillion, an 11.1% increase over March 2015.

7.   Shareholders’ Equity totaled R$93.330 billion in March 2016, 11.2% higher than in March 2015. Basel III Ratio, calculated based on the Prudential Conglomerate stood at 16.9% in March 2016, 12.9% of which was classified as Common Equity / Tier I.

8.   A total of R$1.451 billion was paid to shareholders as Interest on Shareholders’ Equity and Dividends for the profit generated in the first quarter of 2016, of which R$273.240 million were paid monthly in the period and R$1.178 billion provisioned.

9.   The Interest Earning Portion of the Net Interest Income stood at R$14.734 billion, an increase of 11.0% compared to the first quarter of 2015.

10. The Delinquency Ratio over 90 days stood at 4.2% in March 2016 (3.6% in March 2015).

11. The Operating Efficiency Ratio (ER)(5) in March 2016 was 37.2% (38.3% in March 2015), while in the “risk-adjusted” concept, it stood at 47.1% (46.9% in March 2015).

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$15.186 billion in the first quarter of 2016, up 11.4% when compared to the same period of 2015. Technical Reserves stood at R$182.973 billion, an increase of 16.3% compared to the balance in March 2015.

13. Investments in infrastructure, information technology and telecommunications amounted to R$1.390 billion in the first quarter of 2016, up 5.9% over the same period in the previous year.

14. Taxes and contributions paid or recorded in provision, including social security, totaled R$10.039 billion, of which R$2.675 billion were related to taxes withheld and collected from third parties, and R$7.364 billion were calculated based on activities developed by Organização Bradesco, equivalent to 179.0% of the Adjusted Net Income(1).

15. Bradesco has an extensive Customer Service Network in Brazil, with 4,509 Branches and 3,535 Service Points (PAs). Customers of Bradesco can also count on 739 ATMs located on a company’s premises (PAEs), 41,953 Bradesco Expresso service points, 31,668 Bradesco ATMs, and 18,767 Banco24Horas Network ATMs.

  4  Economic and Financial Analysis Report – March 2016

                   Press Release

Highlights

16. Payroll, plus charges and benefits totaled R$3.216 billion. Social benefits provided to all 91,395 employees of Organização Bradesco and their dependents amounted R$820.601 million, while investments in education, training and development programs totaled R$18.870 million.

17. In January 2016, Bradesco informed the market that Bacen approved the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda. ("HSBC"). The completion of the operation is subject to the approval of the other competent regulatory authorities and compliance with legal formalities.

18. In January 2016, Bradesco signed a non-binding Memorandum of Understanding with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable rules.

19. Major Awards and Acknowledgments in the period:

•       Most valuable brand in Brazil in the last 10 years, according to the ranking promoted by IstoÉ Dinheiro magazine in partnership with consultancy firm Kantar Vermeer, linked to the British group WPP;

•       Bradesco BBI was awarded “The best investment bank of Brazil” in 2016 in the 17th edition of "Best Investment Banks of the world" (Global Finance magazine);

•       Considered the best Manager in short-term fund and shares (Fundação Getúlio Vargas (FGV)); and

•       Leads the ranking for large companies most featured in editions of the yearbook "Valor Carreira", considered, 12 times out of the 14 editions on the workplace, the best in people management (Jornal Valor Econômico newspaper in partnership with Aon-Hewitt).

Organização Bradesco is fully committed to internationally recognized sustainability and corporate governance initiatives, particularly: Global Compact, PRI (Principles for Responsible Investment), and Equator Principles. We set our guidelines and strategies with a view to incorporating the best sustainability practices into our businesses, considering the context and the potential of each region, thus contributing to the generation of value in the Organization. Our management process adopts economic and socio-environmental indexes developed in Brazil and abroad, such as the Dow Jones Sustainability Index (DJSI), the Corporate Sustainability Index (ISE, of BM&FBovespa), and the Carbon Efficient Index (ICO2, also of BM&FBovespa), as well as the guidelines and indexes of the Global Reporting Initiative (GRI) and the Carbon Disclosure Project (CDP).

With a broad social and educational program in place for 59 years, Fundação Bradesco operates 40 schools across Brazil. In 2016, an estimated R$593.360 million budget will benefit approximately 101,566 students enrolled in its schools at the following levels: basic education (from kindergarten to high school and higher secondary technical-professional education), youth and adult education; and preliminary and continuing vocational training, which focuses on creating jobs and income. In addition to being guaranteed free, quality education, the students enrolled in the Basic Education system, numbering approximately 43 thousand, also receive uniforms, school supplies, meals, and medical and dental assistance. With regard to the distance learning system (EaD), it is estimated that more than 550 thousand students will benefit from it, through its e-learning portal Escola Virtual (Virtual School). These students will conclude, at least, one of the various courses offered in its schedule, and another 21,490 students will benefit from projects and initiatives carried out in partnership with Centers for Digital Inclusion (CDIs), the Educa+Ação Program, and from Technology courses (Educar e Aprender – Educating and Learning).

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report; (2) As of the first quarter of 2016, the annualized profitability has been calculated on a linear basis, (ROAE of 18.7% in the previous criterion, in the first quarter of 2016), and also, it excludes mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

Bradesco    5

                   Press Release

Main Information

R$ million	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	Variation %
									1Q16 x 4Q15	1Q16 x 1Q15
Income Statement for the Period
Book Net Income	4,121	4,353	4,120	4,473	4,244	3,993	3,875	3,778	(5.3)	(2.9)
Adjusted Net Income	4,113	4,562	4,533	4,504	4,274	4,132	3,950	3,804	(9.8)	(3.8)
Total Net Interest Income	14,892	14,512	13,735	13,541	13,599	12,986	12,281	12,066	2.6	9.5
Gross Credit Intermediation Margin	11,486	11,313	10,806	10,427	10,242	10,061	9,798	9,460	1.5	12.1
Net Credit Intermediation Margin	6,038	7,121	6,954	6,877	6,662	6,754	6,450	6,319	(15.2)	(9.4)
Allowance for Loan Losses (ALL) Expenses	(5,448)	(4,192)	(3,852)	(3,550)	(3,580)	(3,307)	(3,348)	(3,141)	30.0	52.2
Fee and Commission Income	6,405	6,597	6,380	6,118	5,744	5,839	5,639	5,328	(2.9)	11.5
Administrative and Personnel Expenses	(7,870)	(8,413)	(7,997)	(7,544)	(7,084)	(7,835)	(7,192)	(7,023)	(6.5)	11.1
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	15,186	19,130	15,125	16,723	13,634	17,806	12,904	13,992	(20.6)	11.4
Statement of Financial Position
Total Assets (1)	1,101,763	1,079,755	1,050,983	1,029,762	1,034,815	1,032,040	987,364	931,132	2.0	6.5
Securities	414,926	407,584	364,472	356,115	344,430	346,358	343,445	333,200	1.8	20.5
Loan Operations (2)	463,208	474,027	474,488	463,406	463,305	455,127	444,195	435,231	(2.3)	-
- Individuals	147,759	147,749	145,234	143,461	142,051	141,432	138,028	135,068	-	4.0
- Corporate	315,449	326,278	329,253	319,945	321,254	313,695	306,167	300,163	(3.3)	(1.8)
Allowance for Loan Losses (ALL) (3)	(30,497)	(29,499)	(28,670)	(23,801)	(23,618)	(23,146)	(22,623)	(21,791)	3.4	29.1
Total Deposits	189,192	195,760	203,637	195,926	211,702	211,612	211,882	213,270	(3.4)	(10.6)
Technical Reserves	182,973	177,835	168,629	164,566	157,295	153,267	145,969	142,731	2.9	16.3
Shareholders' Equity	93,330	88,907	86,233	86,972	83,937	81,508	79,242	76,800	5.0	11.2
Assets under Management	1,589,307	1,510,396	1,452,528	1,443,989	1,431,090	1,426,099	1,385,135	1,304,690	5.2	11.1
Performance Indicators (%)
Adjusted Net Income per Share - R$ (4) (5)	3.52	3.55	3.47	3.35	3.21	3.05	2.87	2.69	(0.8)	9.7
Book Value per Common and Preferred Share - R$ (5)	18.56	17.68	17.14	17.28	16.67	16.19	15.74	15.25	5.0	11.3
Annualized Return on Average Equity (6) (7)	17.5	20.5	20.7	20.8	20.6	20.1	19.9	19.7	(3.0) p.p.	(3.1) p.p.
Annualized Return on Average Assets (7)	1.5	1.7	1.7	1.7	1.7	1.6	1.6	1.6	(0.2) p.p.	(0.2) p.p.
Average Rates - 12 months = (Adjusted Net Interest Income / Total Average Assets - Repos - Permanent Assets) (NIM)	7.5	7.5	7.6	7.6	7.5	7.3	7.1	7.0	-	-
Fixed Asset Ratio (13)	34.0	35.2	38.6	39.6	47.9	47.2	46.8	46.7	(1.2) p.p.	(13.9) p.p.
Combined Ratio - Insurance (8)	86.1	86.5	86.9	86.5	86.8	85.9	86.5	86.3	(0.4) p.p.	(0.7) p.p.
Efficiency Ratio (ER) (4)	37.2	37.5	37.9	37.9	38.3	39.2	39.9	40.9	(0.3) p.p.	(1.1) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (4)	80.1	80.0	79.1	78.7	77.4	76.7	75.9	74.1	0.1 p.p.	2.7 p.p.
Market Capitalization - R$ million (9)	143,720	100,044	113,288	142,098	150,532	145,536	146,504	134,861	43.7	(4.5)
Loan Portfolio Quality % (10)
ALL / Loan Portfolio (3)	8.6	8.0	7.8	6.7	6.7	6.7	6.7	6.6	0.6 p.p.	1.9 p.p.
Non-performing Loans (> 60 days (11) / Loan Portfolio)	5.3	5.0	4.7	4.6	4.5	4.3	4.4	4.4	0.3 p.p.	0.8 p.p.
Delinquency Ratio (> 90 days (11) / Loan Portfolio)	4.2	4.1	3.8	3.7	3.6	3.5	3.6	3.5	0.1 p.p.	0.6 p.p.
Coverage Ratio (> 90 days (11)) (3)	204.2	198.0	205.7	180.4	187.0	189.0	187.2	186.9	6.2 p.p.	17.2 p.p.
Coverage Ratio (> 60 days (11)) (3)	162.9	161.7	168.4	146.5	149.8	156.6	154.2	149.9	1.2 p.p.	13.1 p.p.
Operating Limits %
Basel Ratio - Total (12) (13)	16.9	16.8	14.5	16.0	15.2	16.5	16.3	15.8	0.1 p.p.	1.7 p.p.
Tier I Capital	12.9	12.7	11.4	12.8	12.1	12.9	12.6	12.1	0.2 p.p.	0.8 p.p.
- Common Equity	12.9	12.7	11.4	12.8	12.1	12.9	12.6	12.1	0.2 p.p.	0.8 p.p.
Tier II Capital	4.0	4.1	3.0	3.2	3.1	3.6	3.7	3.7	(0.1) p.p.	0.9 p.p.

  6  Economic and Financial Analysis Report – March 2016

                   Press Release

Main Information

	Mar16	Dec15	Sept15	Jun15	Mar15	Dec14	Sept14	Jun14	Variation %
									Mar16 x Dec15	Mar16 x Mar15
Structural Information - Units
Service Points (14)	63,552	65,851	71,738	74,270	74,917	75,176	74,028	73,208	(3.5)	(15.2)
- Branches	4,509	4,507	4,593	4,628	4,661	4,659	4,659	4,680	0.0	(3.3)
- PAs (15)	3,535	3,511	3,496	3,463	3,502	3,486	3,497	3,497	0.7	0.9
- PAEs (15)	739	736	845	980	1,135	1,145	1,159	1,175	0.4	(34.9)
- External ATM Network - Bradesco (16) (17)	435	627	874	1,112	1,243	1,344	1,398	1,684	(30.6)	(65.0)
- Banco24Horas Network (16)	11,298	11,721	11,917	12,127	12,268	12,450	12,213	12,023	(3.6)	(7.9)
- Bradesco Expresso (Correspondent Banks)	41,953	43,560	48,175	50,042	50,043	50,006	49,020	48,186	(3.7)	(16.2)
- Bradesco Promotora de Vendas	1,069	1,175	1,824	1,904	2,051	2,073	2,068	1,949	(9.0)	(47.9)
- Branches / Subsidiaries Abroad	14	14	14	14	14	13	14	14	-	-
ATMs	50,435	50,467	50,113	49,410	48,941	48,682	48,053	47,612	(0.1)	3.1
- Bradesco Network	31,668	31,527	31,495	31,132	31,091	31,089	31,107	31,509	0.4	1.9
- Banco24Horas Network	18,767	18,940	18,618	18,278	17,850	17,593	16,946	16,103	(0.9)	5.1
Employees (18)	91,395	92,861	93,696	93,902	94,976	95,520	98,849	99,027	(1.6)	(3.8)
Outsourced Employees and Interns	13,009	13,223	13,333	13,111	12,977	12,916	12,896	12,790	(1.6)	0.2
Customers - in millions
Active Account Holders (19) (20)	25.6	26.0	26.4	26.5	26.6	26.5	26.6	26.5	(1.5)	(3.8)
Savings Accounts (21)	55.7	60.1	57.0	57.6	58.1	59.1	52.9	51.8	(7.3)	(4.1)
Insurance Group	50.6	49.8	48.2	47.8	47.8	46.9	46.3	45.5	1.6	5.9
- Policyholders	45.1	44.2	42.5	42.0	42.0	41.1	40.5	39.6	2.0	7.4
- Pension Plan Participants	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	-	-
- Capitalization Bond Customers	3.1	3.2	3.3	3.4	3.4	3.4	3.4	3.5	(3.1)	(8.8)
Bradesco Financiamentos (19)	2.7	2.8	2.8	2.9	3.0	3.1	3.1	3.2	(3.6)	(10.0)

(1)   For more information, please check note 4 – Statement of Financial Position and Statement of Managerial Income, in chapter 6 of this report;

(2)   Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(3)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL. In the third quarter of 2015, includes an excess ALL/Worsening of Ratings, considered as an extraordinary event, totaling R$3,704 million; This way, the balance of the excess ALL went from R$4,004 million in June 2015 to R$6,409 million in September 2015;

(4)   In the last 12 months;

(5)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(6)   Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;

(7)   Year-to-Date Adjusted Net Income. As of the first quarter of 2016, the Annualized Returns have been calculated on a linear basis and for the best effect of comparability, the previous periods have been readjusted;

(8)   Excludes additional reserves;

(9)   Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(10) As defined by the Brazilian Central Bank (Bacen);

(11) Overdue loans;

(12) Since October 2013, the Basel Ratio calculation has followed regulatory guidelines set forth in CMN Resolutions No. 4,192/13 and No. 4,193/13 (Basel III);

(13) As of March 2015, the ratio calculated based on the Prudential Conglomerate is included, as set forth in CMN Resolution No. 4,192/13. It is important to note that the Prudential Conglomerate is calculated in accordance with the regulatory guidelines set forth in CMN Resolution No. 4,280/13;

(14) The decrease as of March 2015 is related to (i) the migration of “External ATM Network– Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the reduction of Bradesco Expresso correspondents;

(15) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4,072/12; and PAEs – ATMs located on a company’s premises;

(16) Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network;

(17) This decrease is related to the sharing of external network ATMs by the Banco24Horas Network ATMs;

(18) The decrease in the fourth quarter of 2014 includes, primarily, the transfer of 2,431 employees from Scopus Tecnologia to IBM Brasil;

(19) Number of individual clients (National Registry of Legal Entities (CNPJ) and Individual Taxpayer Registry (CPF));

(20) Refers to first and second checking account holders; and

(21) Number of accounts.

Bradesco    7

                   Press Release

Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

R$ million	1Q16	4Q15	1Q15
Book Net Income	4,121	4,353	4,244
Non-recurring events (net of tax effects)	(8)	209	30
- Gains in the Partial Sale of Investments	(90)	-	-
- Reversal of technical reserves	-	(276)	-
- Contingent Liabilities	25	13	30
- Impairment of assets (1)	57	472	-
Adjusted Net Income	4,113	4,562	4,274

(1)   In the first quarter of 2016, it refers to the impairment of Shares, in the amount of R$57 million; and in the fourth quarter of 2015, it refers to the impairment of: (i) Permanent/Intangible Assets, in the amount of R$234 million; and (ii) Shares, in the amount of R$238 million.

Summarized Analysis of Adjusted Income

To provide for better understanding for and comparison purposes, in chapters 1 and 2 of this report we use the Adjusted Income Statement, obtained from adjustments made to the Managerial Income Statement, detailed at the end of this Press Release.

Adjusted Income Statement - R$ million	1Q16	4Q15	Variation		1Q16	1Q15	Variation
			Amount	%			Amount	%
Net Interest Income	14,892	14,512	380	2.6	14,892	13,599	1,293	9.5
NII - Interest Earning Portion	14,734	14,380	354	2.5	14,734	13,273	1,461	11.0
NII - Non-Interest Earning Portion	158	132	26	19.7	158	326	(168)	(51.5)
ALL Expenses	(5,448)	(4,192)	(1,256)	30.0	(5,448)	(3,580)	(1,868)	52.2
Gross Income from Financial Intermediation	9,444	10,320	(876)	(8.5)	9,444	10,019	(575)	(5.7)
Income from Insurance Premiums, Pension Plans and Capitalization bonds, minus Variation of Technical Reserves, Retained Claims and others (1)	1,625	1,493	132	8.8	1,625	1,211	414	34.2
Fee and Commission Income	6,405	6,597	(192)	(2.9)	6,405	5,744	661	11.5
Personnel Expenses	(3,754)	(3,839)	85	(2.2)	(3,754)	(3,445)	(309)	9.0
Other Administrative Expenses	(4,116)	(4,574)	458	(10.0)	(4,116)	(3,639)	(477)	13.1
Tax Expenses	(1,418)	(1,650)	232	(14.1)	(1,418)	(1,309)	(109)	8.3
Equity in the Earnings (Losses) of Unconsolidated Companies	40	93	(53)	(57.0)	40	(20)	60	-
Other Operating Income/ (Expenses)	(1,669)	(1,586)	(83)	5.2	(1,669)	(1,912)	243	(12.7)
Operating Result	6,557	6,854	(297)	(4.3)	6,557	6,649	(92)	(1.4)
Non-Operating Result	(87)	(68)	(19)	27.9	(87)	(68)	(19)	27.9
Income Tax / Social Contribution	(2,311)	(2,183)	(128)	5.9	(2,311)	(2,275)	(36)	1.6
Non-controlling Interest	(46)	(41)	(5)	12.2	(46)	(32)	(14)	43.8
Adjusted Net Income	4,113	4,562	(449)	(9.8)	4,113	4,274	(161)	(3.8)
 (1) In “Others”, it includes: Capitalization Bond Draws and Redemption – Insurance and Pension Plan and Capitalization Bond Sales Expenses.

  8  Economic and Financial Analysis Report – March 2016

                   Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

The return on the Average Adjusted Shareholders’ Equity (ROAE), which is calculated on a linear basis, registered 17.5% in March 2016. In this quarter, the reduction of the adjusted net income, which varied -9.8% in the quarterly comparison, and -3.8% in the annual comparison, impacted, largely, by the increase in allowance for loan losses expenses, as a result of: (i) the levelling of provisioning for corporate client operations, particularly a specific case, whose rating worsening had an impact of R$836 million; and (ii) the effect of an increase in delinquency due to the economic slowdown.

The main events that affected adjusted net income are detailed below.

Adjusted net income reached R$4,113 million in the first quarter of 2016, a decrease of R$449 million compared to the previous quarter, mainly due to the increase in allowance for loan losses expenses, for the reasons detailed above. However, it is highlighted: (i) the decrease in administrative expenses; and the increment; (ii) the “interest-earning portion of the NII”; and (iii) in the income of insurance premiums, pension and capitalization bonds.

In the comparison between the first quarter of 2016 and the same period in the previous year, the adjusted net income decreased R$161 million, which reflects the highest revenues in (i) provision for doubtful debts, for the reasons detailed above; and (ii) personnel and administrative expenses. However, it is highlighted the increase of revenues originated from: (i) the interest earning portion; (ii) the services provided; and (iii) the highest operating result of Insurance, Pension Plans and Capitalization Bonds, net of technical reserves, retained claims and others.

Shareholders’ Equity totaled R$93,330 million in March 2016, up 11.2% over March 2015. Basel III Ratio, calculated based on the Prudential Conglomerate, stood at 16.9%, 12.9% of which was classified as Common Equity / Tier I.

Total Assets registered R$1.102 trillion in March 2016, a 6.5% increase over March 2015, driven by the increased turnover. Return on Average Assets (ROAA) reached 1.5%, calculated on a linear basis.

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                   Press Release

Summarized Analysis of Adjusted Income

Operating Efficiency Ratio (ER)

The 12-month ER(1) reached 37.2% in the first quarter of 2016, once again registering the best historical level, showing improvement of 0.3 p.p. in comparison to the previous quarter, and 1.1 p.p. in comparison to the same period of the previous year, whereby the main variations were due to the increase in (i) the interest earning portion of the NII; (ii) fee and commission income; (iii) higher income from Insurance, Pension Plans and Capitalization Bonds, net of technical reserves, retained claims and others; offset, largely, by: (iv) the increase in operational expenses in the period.

The  improvement of 3.0 p.p. in the quarterly ER, in the first quarter of 2016, was mainly, due to: (i) lower administrative expenses, arising, basically, (a) from the higher advertising and marketing expenses  and (b) larger volumes of transactions and services, in the fourth quarter of 2015; combined with: (ii) the growth of interest-earning portion of the NII.

The risk adjusted ER, reflects the impact of the risk associated with loan operations(2) and reached 47.1%, impacted by 0.6 p.p., primarily due to levelling of provisions for  corporate clients carried out in the first quarter of 2016.

It is important to mention that the ER performance reflects the strategy of sustainable growth, which includes, among other things, (i) the availability of appropriate products and services for clients through the segmentation of the base and of digital channels, (ii) the optimization of points of service, and (iii) the strict control of operating expenses, arising from the actions of the Efficiency Committee and of investments in Information Technology, in the amount of R$1.390 billion, in the first quarter of 2016.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses) / (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses); and

(2)   Including ALL expenses, adjusted for discounts granted, loan recovery and sale of foreclosed assets, among others.

  10  Economic and Financial Analysis Report – March 2016

                   Press Release

Summarized Analysis of Adjusted Income

NII (Net Interest Income)

In the quarterly comparison, the R$380 million, or 2.6%, increase was, mainly, due to: (i) the higher interest-earning portion of the NII, to the value of R$354 million, with emphasis on “Securities/Other” and "Credit Intermediation", a result of an improved management in investment resources and funding operations; and (ii) non-interest-earning portion of the NII, in the amount of R$26 million.

In the comparison between the first quarter of 2016 and the same period in the previous year, the net interest income increased by R$1,293 million, or 9.5%, mainly due to: (i) a higher interest-earning portion of the NII, in the amount of R$1,461 million, particularly in “Credit Intermediation”; and offset by: (ii) the non-interest-earning portion of the NII, in the amount of R$168 million.

NII - Interest Earning Portion – Average Rates in the last 12 months

R$ million	1Q16			1Q15
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	11,486	370,414	12.0%	10,242	360,622	11.4%
Insurance	1,475	180,970	3.3%	1,420	155,920	3.2%
Securities/Other	1,773	411,992	1.6%	1,611	371,298	1.6%

NII - Interest Earning Portion	14,734	-	7.5%	13,273	-	7.3%
0
R$ million	1Q16			4Q15
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	11,486	370,414	12.0%	11,313	370,405	11.7%
Insurance	1,475	180,970	3.3%	1,523	174,030	3.4%
Securities/Other	1,773	411,992	1.6%	1,544	395,578	1.6%

NII - Interest Earning Portion	14,734	-	7.5%	14,380	-	7.5%

The average rate of the NII – interest-earning portion in the last 12 months was 7.5% in the first quarter of 2016. In the year-over-year comparison, the growth of 0.2 p.p. was the reflection of increased profits obtained in the interest earning portions of “Credit Intermediation” and "Insurance”.

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                   Press Release

Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In March 2016, the expanded loan portfolio of Bradesco totaled R$463.2 billion, a 2.3% decrease in comparison to December 2015, impacted, partially, by the exchange rate variation in the quarter. Micro, Small and Medium Sized Enterprises and Corporations presented a reduction of 6.5% and 1.7%, respectively, while the Individual remained stable in the period.

In relation to the last 12 months, the balance of the portfolio remained stable, focused on the growth of: (i) 4.0% in the Individual; and (ii) 2.9% in the Large Companies, favored by the exchange rate variation of the period.

For Individuals, the products that have the strongest growth in the last 12 months were: (i) real estate financing; and (ii) payroll-deductible loans. For the Corporate segment, the highlights were: (i) export financing; and (ii) operations bearing credit risk – commercial portfolio (debentures and promissory notes).

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in mortgage-backed receivables, and farm loans.
For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL) Expenses (1)

In the first quarter of 2016, allowance for loan losses expenses totaled R$5,448 million, registering a variation of 30.0%, or R$1,256 million, over the previous quarter, and a variation of 52.2%, or R$1,868 million, over the same quarter of 2015, mainly impacted by: (i) levelling of provisions for corporate clients, particularly a specific case, whose rating worsening had an impact of R$ 836 million; and (ii) by the higher delinquency rate in the quarter, mainly due to the process of deceleration in economic activity. It is important to note that the balance in credit operations – Bacen concept remained stable in the year and presented a decrease of 3.6% in the quarter.

The effect in the growth of delinquency rates was mitigated by the reinforcement of the credit granting policies, quality of guarantees, as well as the improvement of the credit recovery processes. It is important to highlight that, from this quarter, the effect of an improvement in the guarantee management system, in terms of vehicle operations, did not produce any relevant effect on the allowance for loan losses expenses.

For more information, see Chapter 2 of this Report.

  12  Economic and Financial Analysis Report – March 2016

                   Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio(1) (2)

Delinquency over 90 days

As expected, the total delinquency ratio, which refers to operations that are over 90 days past due, increased in the quarter, mainly due: (i) to the continuity of the unfavorable economic situation, which impacted the quality of the credit portfolio, mainly for the Individual and Micro, Small and Medium-Sized Enterprises; and (ii) by the reduction of the credit portfolio in the first quarter of 2016, also including Micro, Small and Medium Sized Enterprises.

Delinquency from 15 to 90 days

In the quarter, short-term delinquency, including operations past due between 15 and 90 days presented growth, impacted, in part, by: (i) seasonal issues of the beginning of the year; and (ii) the individual cases of corporate clients.

(1) As defined by Bacen; and
(2) Portfolios were not sold.

Provisioning, Delinquency, ALL and Effective Coverage Ratio

The assertiveness of the provisioning criteria adopted must be mentioned, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of net loss of recovery, for an existing provision of 6.7% of the portfolio(1) in March 2015, the net loss in the subsequent 12 months was 3.3%, that is, representing an effective coverage of 203.0%.

It should be highlighted that, considering the losses expected for one year (dotted part), which has a high correlation with E-H non-performing loans, there is an effective coverage of 220.5% for March 2016, which compares well with excess ALL, because it eliminates the effect of any sales of portfolios.

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                   Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net Income for the first quarter of 2016 totaled R$1.380 billion (R$1.405 billion in the first quarter of 2015), in line with the  previous quarter, presenting an annualized return on Adjusted Shareholder’s Equity of 24.9%(1).

In the comparison between the first quarter of 2016 and the same period of the previous year (R$1.283 billion), the net income increased by 7.6%.

R$ million (unless otherwise stated)	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	Variation %
									1Q16 x 4Q15	1Q16 x 1Q15
Net Income	1,380	1,405	1,317	1,284	1,283	1,236	1,058	1,072	(1.8)	7.6
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	15,186	19,130	15,125	16,723	13,634	17,806	12,904	13,992	(20.6)	11.4
Technical Reserves	182,973	177,835	168,629	164,566	157,295	153,267	145,969	142,731	2.9	16.3
Financial Assets	200,016	191,921	182,391	179,129	170,395	166,022	158,207	154,261	4.2	17.4
Claims Ratio (%)	72.1	71.9	73.1	71.4	71.7	70.9	72.7	70.2	0.2 p.p.	0.4 p.p.
Combined Ratio (%)	86.1	86.5	86.9	86.5	86.8	85.9	86.5	86.3	(0.4) p.p.	(0.7) p.p.
Policyholders / Participants and Customers (in thousands)	50,570	49,806	48,185	47,758	47,789	46,956	46,303	45,468	1.5	5.8
Employees	6,959	7,023	7,052	7,074	7,082	7,113	7,135	7,152	(0.9)	(1.7)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (3)	25.3	25.5	24.7	24.8	23.5	24.4	23.3	23.5	(0.2) p.p.	1.8 p.p.

(1)   Calculated on linear basis;

(2)   Excluding additional provisions; and

(3)   The first quarter of 2016 includes the latest data released by SUSEP (February/16).

Note: For comparability between the indexes in the periods demonstrated above, we disregarded extraordinary effects from the calculation.

  14  Economic and Financial Analysis Report – March 2016

                   Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

In the first quarter of 2016, the revenue showed an increase of 11.4% in comparison to the same period of the previous year, influenced by “Life and Pension Plans” and “Health Plans” products, which increased 13.6% and 16.8%, respectively.

Due to the concentration of private pension contributions, which occur historically in the last quarter of the financial year, the revenue did not present the same performance, in comparison to the fourth quarter of 2015.

The net income of the first quarter of 2016 remained in line with the results presented in the previous quarter, basically, due to: (i) a decrease of 0.5 p.p. in the commercialization index; (ii) the maintenance of the claims ratio and the administrative efficiency ratio, even considering the collective bargaining agreement in January 2016; partially offset by: (iii) a decrease in revenues; and (iv) a decrease in the financial and equity results.

The net income of the first quarter of 2016 was 7.6% higher than the results presented in the same period last year, basically due to: (i) the growth of 11.4% in revenues; (ii) the decrease of 0.5 p.p. in the commercialization index; (iii) the improvement in the financial and equity results; partially offset by: (iv) the increase of the Social Contribution rate (CSLL), that influenced the first quarter of 2016 results; and (v) the increase of 0.4 p.p. in the claims ratio.

Minimum Capital Required – Grupo Bradesco Seguros

According to CNSP Resolution No. 321/15, corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the highest value between the base capital and the risk capital. For companies regulated by the ANS, Normative Resolution No. 373/15 establishes that corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles. Companies must permanently maintain a capital compatible with the risks for their activities and operations, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in February 2016 was R$8,539 billion.

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                   Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the comparison between the first quarter of 2016 and the same period of the previous year, the increase of R$661 million, or 11.5%, in the revenues of provision of services, was mainly due to: (i) an increase in the volume of operations, which are arising from the continuous investments in service channels and in technology; and (ii) an advance in the client segmentation process for a better offer of products and services. It must be noted that the lines that have most contributed to this result derived from: (i) an increase in the checking account income, mainly due to an improvement in the client segmentation process; (ii) the good performance of the card business, as a result of (a) the increase in the financial volume traded; and (b) the highest volume of transactions performed; and evolution of revenue with: (iii) asset management; (iv) consortium management; and (v) loan operations, especially income from collaterals.

In the first quarter of 2016, fee and commission income totaled R$6,405 million, showing a decrease of R$192 million, or 2.9%, in comparison to the previous quarter, primarily due to the smaller volume of operations/billing, caused by the seasonality of the end of the year and the lower number of business days in the first quarter of 2016, which impacted the revenue generated with: (i) cards; (ii) credit operations; and (iii) checking accounts.

Personnel Expenses

In the comparison between the first quarter of 2016 and the same period of the previous year, the increase of R$309 million, or 9.0%, in personnel expenses, is mainly due to the variations in the following expenses: (i) structural portion due to the increase in expenses with payroll, social charges and benefits, impacted by higher salaries, in accordance with the 2015 collective bargaining agreement; and (ii) "non-structural", mainly due to higher expenses with profit sharing to management and employees (EPS) and provision for labor lawsuits.

In the first quarter of 2016(1), the decrease of R$85 million, or 2.2%, compared to the previous quarter is mainly composed of the variations in the following expenses:

•        "structural" – reduction of R$133 million originated, largely, from the higher concentration of vacation, characteristic of the first quarter of each year; and

•         "non-structural" – increase of R$48 million, basically as a consequence of the higher expenses with profit to management and employees (EPS).

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.
Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with termination of employment contracts.

  16  Economic and Financial Analysis Report – March 2016

                   Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the comparison between the first quarter of 2016 and the same period of the previous year, the 13.1%, or R$477 million increase in administrative expenses, was primarily due to an increase in expenses originated from: (i) higher business volume in the period; (ii) contractual adjustments; (iii) the effect of advertising and marketing actions; and offset by: (iv) the optimization of service channels.

In the first quarter of 2016, the decrease of 10.0%, or R$458 million, over the previous quarter, was mainly due to: (i) the seasonal effect of greater expenses incurred in the fourth quarter of each year, especially in advertising and marketing, due to the higher concentration of actions related to the institutional campaign and to support the offer of products and services; combined with: (ii) the decrease in business volume, caused by the seasonality of the end of the year; and (iii) the fewer number of business days, resulting in less expenses with: (a) outsourced services; (b) asset maintenance; and (c) data processing.

(1)   The decrease as of March 2015 is related to: (i) the migration of “External ATM Network – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso correspondents.

Other Operating Income and Expenses

In the first quarter of 2016, other operating expenses, net, totaled R$1,669 million, a R$243 million decrease over the same period of the previous year, primarily due to the constitution of tax provisions, in the first quarter of 2015, relating to the levy of pension plan contributions and IRPJ/CSLL on credit losses, in the amount of R$475 million.

In the comparison between the first quarter of 2016 and the previous quarter, other operating expenses increased by R$83 million, or 5.2%, primarily due to: (i) higher expenses with civil provisions; and (ii) higher operating expenses related to insurance activities and cards.

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                   Press Release

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

Income tax and social contribution expenses, in the quarterly comparison showed an increase of 5.9%, or R$128 million, mainly due to the higher use of tax benefit in the constitution of interest on shareholder’s equity in the fourth quarter of 2015.

In the comparison between the first quarter of 2016 and the same period of the previous year, the increase of 1.6%, or R$36 million, is related to: (i) the increase in the CSLL (social contribution) rate; and partially offset by the: (ii) increase in the TJLP (from 5.5% in the first quarter of 2015 to 7.5% in the first quarter of 2016), which provided a reduction of the tax due to higher values in the constitution of interest on shareholder’s equity in higher values in this quarter.

Unrealized Gains

Unrealized gains totaled R$13,097 million at the end of the first quarter of 2016, an R$5,997 million increase over the previous quarter. Such variation was mainly due to: (i) investments, highlighting the shares of Cielo, which appreciated 5.0%; and (ii) securities indexed to fixed income.

  18  Economic and Financial Analysis Report – March 2016

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Capital Ratios - Basel III

Basel Ratio

In March 2016, the Capital of the Prudential Conglomerate stood at R$100,452 million, against risk-weighted assets totaling R$595,757 million. The Basel Ratio presented an increase of 0.1 p.p., from 16.8% in December 2015 to 16.9% in March 2016, and the Common Equity Tier I ratio from 12.7% in December 2015 to 12.9% in March 2016.

The table below shows the main events that impacted the Common Equity Tier I ratio in the quarter:

It is important to highlight that the impact of the change in phase-in arrangements, from 40% in December 2015 to 60% in January 2016, as defined in CMN Resolution No. 4,192/13, was offset by: (i) an increase in results; (ii) decrease in the credit and market risk-weighted assets; and (iii) the improvement of the mark-to-market adjustments of available for sale securities.

Full Impact – Basel III

We calculated a Basel III simulation, considering some of the main future adjustments, which include: (i) the 100% deductions according to the  schedule of phase-in arrangements; (ii) the allocation of resources, obtained via payment of dividends, by our Insurance Group; (iii) the use of tax credits; (iv) the decrease in  market and operational risk multiplier (early adoption), from 9.875% to8%; and (v) the impact of the HSBC’s acquisition of, reaching an 11.0% Common Equity ratio, which, added to funding obtained via subordinated debt, may reach a Common Equity Tier I ratio of approximately 12.5% in the end of 2018.

(1)   Published (Schedule 60%);

(2)   Effect of the full impact. Includes the allocation of resources, obtained via payment of dividends, by the Insurance Group;

(3)   Considers the decrease in the market and operational risks multiplier (early adoption), from 9.875% to 8% in 2019;

(4)   Under analysis by the Regulating Agencies;

(5)   Refers to the minimum required. It is important to highlight that Bacen fixed at 0% the tranche of countercyclical capital required, which could reach up to 2.5% in 2019; and

(6)   Considering a possible issuance of additional capital by 2018, according to the Management, depending on market conditions.

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Economic Environment

The risks present in the international environment intensified at the turn of the year. The loss of the Chinese foreign exchange reserves and devaluation of the Chinese yuan brought back uncertainties regarding the economic conditions of the country. However, the timely action of the main central banks worldwide reduced the volatility of the markets at the end of the first quarter.

China promoted new monetary and fiscal stimuli, while the Japanese central bank adopted a negative interest rate for deposits and Europe intensified its program of purchase of sovereign bonds. At the same time, the Federal Reserve (Fed) signaled that it would reduce the rhythm of monetary normalization. As a result, the dollar lost strength in comparison to other currencies and the price of commodities showed some recovery.

The domestic economy maintained a trajectory of deceleration in the first quarter, although at a slower rate to that recorded in previous periods. The formal labor market should be highlighted, which showed a reduction in the rate of lay-offs. At the same time, the relief of global financial conditions and incipient signs of the decompression of inflation positively impacted the confidence of the local agents.

However, political uncertainties and the slowdown in economic activity continued to hinder the ongoing fiscal adjustment in the short term. Thus, actions to ensure fiscal sustainability in the medium term and the progress on the reform agenda have become even more relevant. Efforts in this direction are a necessary condition to maintain the economic predictability and to increase the level of trust of families and entrepreneurs, enabling the resumption of the trend to increase actual income and productive investments.

Additional actions of a structural nature that leverage future growth are also fundamental. The constant search for excellence in education is Brazil’s front line in its struggle to become more competitive and to expedite its efforts to upgrade infrastructure. It is never too much to remember that, in the long term, the main source of economic growth is productivity, a theme that is even more relevant in a global context characterized by increased competition and an economic growth that is still fragile.

The investments tend to have an increasingly important role in the composition of growth in coming years, especially in the process of the recovery of economic activity. This should still be favored by greater participation of the capital market in the financing of these projects. At the same time, despite the cyclical retraction of the consumer market in some segments, structurally, the potential of domestic demand for goods and services is not exhausted.

Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating segments. Credit volume is evolving in sustainable and risk-compatible rates, even in the face of a cyclical upswing in delinquency rates, due to the retraction of the activity and the reduction of the employment level this year. The circumstances are still very promising for Brazilian banking and insurance sectors in the medium and long term.

  20  Economic and Financial Analysis Report – March 2016

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Main Economic Indicators

Main Indicators (%)	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14
Interbank Deposit Certificate (CDI)	3.27	3.37	3.43	3.03	2.81	2.76	2.72	2.51
Ibovespa	15.47	(3.79)	(15.11)	3.77	2.29	(7.59)	1.78	5.46
USD – Commercial Rate	(8.86)	(1.71)	28.05	(3.29)	20.77	8.37	11.28	(2.67)
General Price Index - Market (IGP-M)	2.96	3.95	1.93	2.27	2.02	1.89	(0.68)	(0.10)
Extended Consumer Price Index (IPCA)	2.62	2.82	1.39	2.26	3.83	1.72	0.83	1.54
Federal Government Long-Term Interest Rate (TJLP)	1.82	1.72	1.59	1.48	1.36	1.24	1.24	1.24
Reference Interest Rate (TR)	0.45	0.53	0.61	0.40	0.23	0.26	0.25	0.15
Savings Account	1.96	2.05	2.13	1.92	1.75	1.77	1.76	1.66
Business Days (number)	61	63	65	61	61	65	66	61
Indicators (Closing Rate)	Mar16	Dec15	Sept15	Jun15	Mar15	Dec14	Sept14	Jun14
USD – Commercial Selling Rate - (R$)	3.5589	3.9048	3.9729	3.1026	3.2080	2.6562	2.4510	2.2025
Euro - (R$)	4.0539	4.2504	4.4349	3.4603	3.4457	3.2270	3.0954	3.0150
Country Risk (points)	409	521	442	304	322	259	239	208
Base Interest Rate - Selic (% p.a.)	14.25	14.25	14.25	13.75	12.75	11.75	11.00	11.00
BM&F Pre Fixed Rate - 1 year (% p.a.)	13.81	15.86	15.56	14.27	13.52	12.96	11.77	10.91

Projections up to 2018

%	2016	2017	2018
USD - Commercial Rate (year-end) - R$	3.60	3.60	3.60
Extended Consumer Price Index (IPCA)	6.50	4.50	4.50
General Price Index - Market (IGP-M)	6.10	4.85	5.00
Selic (year-end)	12.25	10.25	9.25
Gross Domestic Product (GDP)	(3.50)	1.50	3.00

Guidance

Bradesco's Perspective for 2016

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

Loan Portfolio (1)	1 to 5%
Individuals	4 to 8%
Companies	0 to 4%
NII - Interest Earning Portion	6 to 10%
Fee and Commission Income	7 to 11%
Operating Expenses (2)	4.5 to 8.5%
Insurance Premiums	8 to 12%
ALL Expenses (3)	R$16.5 bi to R$18.5 bi

(1)     Expanded Loan Portfolio;

(2)     Administrative and Personnel Expenses; and

(3)     Includes incomes with credit recovery

Bradesco    21

                   Press Release

Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income(1) vs. Adjusted Income(3) Statement

First Quarter of 2016 and Fourth Quarter of 2015

R$ million	First Quarter of 2016				Fourth Quarter of 2015
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	20,397	(5,613)	108	14,892	15,771	(1,684)	425	14,512
ALL	(5,919)	471	-	(5,448)	(4,799)	607	-	(4,192)
Gross Income from Financial Intermediation	14,478	(5,142)	108	9,444	10,972	(1,077)	425	10,320
Income from Insurance, Pension Plans and Capitalization Bonds	1,625	-	-	1,625	2,019	-	(526)	1,493
Fee and Commission Income	6,404	1	-	6,405	6,573	24	-	6,597
Personnel Expenses	(3,754)	-	-	(3,754)	(3,839)	-	-	(3,839)
Other Administrative Expenses	(4,116)	-	-	(4,116)	(4,615)	41	-	(4,574)
Tax Expenses	(1,829)	416	(5)	(1,418)	(1,749)	80	19	(1,650)
Equity in the Earnings (Losses) of Unconsolidated Companies	40	-	-	40	93	-	-	93
Other Operating Income/Expenses	(2,418)	704	45	(1,669)	(1,796)	(24)	234	(1,586)
Operating Result	10,430	(4,021)	148	6,557	7,658	(956)	152	6,854
Non-Operating Result	92	(16)	(163)	(87)	(344)	94	182	(68)
Income Tax / Social Contribution and Non-controlling Interest	(6,401)	4,037	7	(2,357)	(2,961)	862	(125)	(2,224)
Net Income	4,121	-	(8)	4,113	4,353	-	209	4,562

(1)  For more information, please check note 4 – Statement of Financial Position and Managerial Income Statement, in chapter 6 of this report;

(2)  Includes reclassifications in items from the income statement which do not affect the Net Income, but allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$4,429 million in the first quarter of 2016 and R$955 million in the fourth quarter of 2015; and

(3)  It refers to Managerial Income Statement(1) with the reclassifications between lines, which do not affect the Net Income, and without the extraordinary events of the period.

  22  Economic and Financial Analysis Report – March 2016

                   Press Release

Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income(1) vs. Adjusted Income(3) Statement

First Quarter of 2016 and First Quarter of 2015

R$ million	First Quarter of 2016				First Quarter of 2015
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	20,397	(5,613)	108	14,892	9,281	4,318	-	13,599
ALL	(5,919)	471	-	(5,448)	(3,853)	273	-	(3,580)
Gross Income from Financial Intermediation	14,478	(5,142)	108	9,444	5,428	4,591	-	10,019
Income from Insurance, Pension Plans and Capitalization Bonds	1,625	-	-	1,625	1,211	-	-	1,211
Fee and Commission Income	6,404	1	-	6,405	5,701	43	-	5,744
Personnel Expenses	(3,754)	-	-	(3,754)	(3,445)	-	-	(3,445)
Other Administrative Expenses	(4,116)	-	-	(4,116)	(3,681)	42	-	(3,639)
Tax Expenses	(1,829)	416	(5)	(1,418)	(1,017)	(292)	-	(1,309)
Equity in the Earnings (Losses) of Unconsolidated Companies	40	-	-	40	(20)	-	-	(20)
Other Operating Income/Expenses	(2,418)	704	45	(1,669)	(2,732)	771	50	(1,912)
Operating Result	10,430	(4,021)	148	6,557	1,445	5,155	50	6,649
Non-Operating Result	92	(16)	(163)	(87)	(36)	(33)	-	(68)
Income Tax / Social Contribution and Non-controlling Interest	(6,401)	4,037	7	(2,357)	2,835	(5,122)	(20)	(2,307)
Net Income	4,121	-	(8)	4,113	4,244	-	30	4,274

(1)  For more information, please check note 4 – Statement of Financial Position and Managerial Income Statement, in chapter 6 of this report;

(2)  Includes reclassifications in items from the income statement which do not affect the Net Income, but allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of  R$4,429 million in the first quarter of 2016 and R$5,398 million in the first quarter of 2015; and

(3)  It refers to Managerial Income Statement(1) with the reclassifications between lines, which do not affect the Net Income, and without the extraordinary events of the period.

Bradesco    23

                   Press Release

(This page has been left blank intentionally)

                   Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Statement of Financial Position (1)

R$ million	Mar16	Dec15	Sept15	Jun15	Mar15	Dec14	Sept14	Jun14	Variation %
									1Q16 x 4Q15	1Q16 x 1Q15
Assets
Current and Long-Term Assets	1,082,132	1,059,768	1,031,888	1,010,599	1,015,434	1,016,970	972,315	915,986	2.1	6.6
Cash and Cash Equivalents	18,660	17,457	12,917	11,677	13,683	14,646	11,316	11,535	6.9	36.4
Interbank Investments	165,523	140,457	153,370	176,268	195,746	202,412	181,335	137,654	17.8	(15.4)
Securities and Derivative Financial Instruments	414,926	407,584	364,472	356,115	344,430	346,358	343,445	333,200	1.8	20.5
Interbank and Interdepartmental Accounts	51,474	55,728	54,179	50,800	48,464	52,004	48,540	56,115	(7.6)	6.2
Loan and Leasing Operations	320,417	333,854	336,628	326,204	324,479	318,233	309,264	302,276	(4.0)	(1.3)
Allowance for Loan Losses (ALL) (2)	(29,734)	(28,805)	(27,952)	(23,290)	(23,011)	(22,724)	(22,255)	(21,458)	3.2	29.2
Other Receivables and Assets	140,866	133,493	138,274	112,825	111,643	106,041	100,670	96,664	5.5	26.2
Permanent Assets	19,631	19,987	19,095	19,163	19,381	15,070	15,049	15,146	(1.8)	1.3
Investments	1,520	1,587	1,710	1,669	1,636	1,712	1,931	1,887	(4.2)	(7.1)
Premises and Leased Assets	5,779	5,772	5,000	4,940	4,952	4,887	4,591	4,579	0.1	16.7
Intangible Assets	12,332	12,628	12,385	12,554	12,793	8,471	8,527	8,680	(2.3)	(3.6)
Total	1,101,763	1,079,755	1,050,983	1,029,762	1,034,815	1,032,040	987,364	931,132	2.0	6.5

Liabilities
Current and Long-Term Liabilities	1,006,426	988,833	962,811	940,910	949,066	949,846	907,366	853,622	1.8	6.0
Deposits	189,192	195,760	203,637	195,926	211,702	211,612	211,882	213,270	(3.4)	(10.6)
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	297,350	279,726	257,847	293,730	303,740	320,194	297,814	255,611	6.3	(2.1)
Funds from Issuance of Securities	112,617	109,547	110,987	95,387	88,247	84,825	75,283	69,877	2.8	27.6
Interbank and Interdepartmental Accounts	5,181	6,384	5,463	4,578	4,247	5,958	4,540	5,673	(18.8)	22.0
Borrowing and Onlending	62,849	70,338	69,654	61,369	62,370	58,998	56,561	54,142	(10.6)	0.8
Derivative Financial Instruments	7,664	13,785	14,860	4,832	5,711	3,282	5,076	4,727	(44.4)	34.2
Reserves for Insurance, Pension Plans and Capitalization Bonds	182,973	177,835	168,629	164,566	157,295	153,267	145,969	142,732	2.9	16.3
Other Reserve Requirements	148,600	135,458	131,734	120,522	115,754	111,710	110,241	107,590	9.7	28.4
Deferred Income	488	529	459	399	312	293	266	224	(7.8)	56.4
Non-controlling Interest in Subsidiaries	1,519	1,486	1,480	1,481	1,500	393	490	486	2.2	1.3
Shareholders' Equity	93,330	88,907	86,233	86,972	83,937	81,508	79,242	76,800	5.0	11.2
Total	1,101,763	1,079,755	1,050,983	1,029,762	1,034,815	1,032,040	987,364	931,132	2.0	6.5

(1) For more information, please check note 4 – Statement of Financial Position and Managerial Statement, in chapter 6 of this report; and

(2) Includes the Allowance for Guarantees Provided, in March 2016, Allowance for Loan Losses (ALL) totaled R$30,497 million, which comprises the concept of “excess” ALL. In the third quarter of 2015, includes ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling R$3,704 million. Thus, the balance of the ALL – Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015.

  26  Economic and Financial Analysis Report – March 2016

                   Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Adjusted Income Statement

R$ million	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	Variation %
									1Q16 x 4Q15	1Q16 x 1Q15
Net Interest Income	14,892	14,512	13,735	13,541	13,599	12,986	12,281	12,066	2.6	9.5
NII - Interest Earning Portion	14,734	14,380	13,709	13,415	13,273	12,686	12,162	11,777	2.5	11.0
NII - Non-Interest Earning Portion	158	132	26	126	326	300	119	289	19.7	(51.5)
ALL	(5,448)	(4,192)	(3,852)	(3,550)	(3,580)	(3,307)	(3,348)	(3,141)	30.0	52.2
Gross Income from Financial Intermediation	9,444	10,320	9,883	9,991	10,019	9,679	8,933	8,925	(8.5)	(5.7)
Income from Insurance Premiums, Pension Plans and Capitalization bonds, minus Variation of Technical Reserves, Retained Claims and others (1)	1,625	1,493	1,411	1,311	1,211	1,363	1,170	1,270	8.8	34.2
Fee and Commission Income	6,405	6,597	6,380	6,118	5,744	5,839	5,639	5,328	(2.9)	11.5
Personnel Expenses	(3,754)	(3,839)	(3,797)	(3,618)	(3,445)	(3,676)	(3,564)	(3,448)	(2.2)	9.0
Other Administrative Expenses	(4,116)	(4,574)	(4,200)	(3,926)	(3,639)	(4,159)	(3,628)	(3,575)	(10.0)	13.1
Tax Expenses	(1,418)	(1,650)	(1,330)	(1,351)	(1,309)	(1,211)	(1,182)	(1,120)	(14.1)	8.3
Equity in the Earnings (Losses) of Unconsolidated Companies	40	93	38	33	(20)	57	43	35	(57.0)	-
Other Operating Income/ (Expenses)	(1,669)	(1,586)	(1,604)	(1,606)	(1,912)	(1,360)	(1,311)	(1,333)	5.2	(12.7)
Operating Result	6,557	6,854	6,781	6,952	6,649	6,532	6,100	6,082	(4.3)	(1.4)
Non-Operating Result	(87)	(68)	(92)	(55)	(68)	(68)	(45)	(34)	27.9	27.9
Income Tax and Social Contribution	(2,311)	(2,183)	(2,124)	(2,351)	(2,275)	(2,308)	(2,075)	(2,215)	5.9	1.6
Non-controlling Interest	(46)	(41)	(32)	(42)	(32)	(24)	(30)	(29)	12.2	43.8
Adjusted Net Income	4,113	4,562	4,533	4,504	4,274	4,132	3,950	3,804	(9.8)	(3.8)
(1) In “Others”, it includes: Capitalization Bond Draws and Redemption; and Insurance, Pension Plan and Capitalization Bond Sales Expenses.

Interest and Non-Interest Earning Portions

Earning Portion Breakdown

Bradesco    27

              Economic and Financial Analysis

Interest and Non-Interest Earning Portions

Average Earning Portion Rate

R$ million	1Q16	4Q15	1Q15	Variation
				Quarter	12M
Net Interest Income
Interest - due to volume				42	228
Interest - due to spread				312	1,233
- NII - Interest Earning Portion	14,734	14,380	13,273	354	1,461
- NII - Non-Interest Earning Portion	158	132	326	26	(168)
Net Interest Income	14,892	14,512	13,599	380	1,293
Average NIM (1)	7.5%	7.5%	7.5%

 (1) Average Rate in 12 months = (Earning Portion / Total Average Assets – Repos – Permanent Assets)

In the comparison between the first quarter of 2016 and the previous quarter, the R$380 million increase was due to: (i) the higher interest earning portion, totaling R$354 million, due to the increase of average spread, in the amount of R$312 million; and (ii) the non-interest earning portion increase in the amount of R$26 million.

In the comparison between the first quarter of 2016 and the same period of the previous year, the earning portion increased R$1,293 million, reflecting: (i) a R$1,461 million growth in the result of interest earning operations, particularly “Credit Intermediation"; and offset by: (ii) the lower non-interest earning portion results, totaling R$168 million.

Interest Earning Portion

Interest Earning Portion – Breakdown

R$ million	1Q16	4Q15	1Q15	Variation
				Quarter	12M
NII - Interest Earning Portion Breakdown
Credit Intermediation	11,486	11,313	10,242	173	1,244
Insurance	1,475	1,523	1,420	(48)	55
Securities/Other	1,773	1,544	1,611	229	162
NII - Interest Earning Portion	14,734	14,380	13,273	354	1,461

The interest earning portion stood at R$14,734 million in the first quarter of 2016, against R$14,380 million recorded in the fourth quarter of 2015, accounting for an increase of R$354 million. The business line that most contributed to this result was "Securities/Other".

In the comparison between the first quarter of 2016 and the same period in the previous year, the interest earning portion recorded a R$1,461 million growth in the interest earning portion, particularly "Credit Intermediation".

  28  Economic and Financial Analysis Report – March 2016

              Economic and Financial Analysis

Interest Earning Portion

Interest Earning Portion – Rates

The interest earning portion rate in the last 12 months was 7.5% in the first quarter of 2016. In the comparison between the first quarter of 2016 and the same period in the previous year, the growth of 0.2 p.p. was the reflection of increased profits obtained in the interest earning portions of “Credit Intermediation” and "Insurance".

Interest Earning Portion – Average Rates (12 months)

R$ million	1Q16			1Q15
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	11,486	370,414	12.0%	10,242	360,622	11.4%
Insurance	1,475	180,970	3.3%	1,420	155,920	3.2%
Securities/Other	1,773	411,992	1.6%	1,611	371,298	1.6%
*
NII - Interest Earning Portion	14,734	-	7.5%	13,273	-	7.3%
*
R$ million	1Q16			4Q15
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	11,486	370,414	12.0%	11,313	370,405	11.7%
Insurance	1,475	180,970	3.3%	1,523	174,030	3.4%
Securities/Other	1,773	411,992	1.6%	1,544	395,578	1.6%
*
NII - Interest Earning Portion	14,734	-	7.5%	14,380	-	7.5%

Bradesco    29

              Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Earning Portion of Credit Intermediation – Breakdown

R$ million	1Q16	4Q15	1Q15	Variation
				Quarter	12 months
Net Interest Income - Credit Intermediation
Interest - due to volume				-	101
Interest - due to spread				173	1,143
NII - Interest Earning Portion	11,486	11,313	10,242	173	1,244

In the first quarter of 2016, interest earning portion of “Credit Intermediation” reached R$11,486 million, up 1.5% or R$173 million when compared to the fourth quarter of 2015. The variation is, mainly, the result of a R$173 million increase in the average spread due to an improved management in investment resources and funding operations.

In the comparison between the first quarter of 2016 and the same period of the previous year, there was an increase of 12.1% or R$1,244 million. The variation is the result of: (i) an increase in the average spread, amounting to R$1,143 million, due to an improved management in investment resources and funding operations; and (ii) a R$101 million increase in the volume of operations.

Net Earning Portion of Credit Intermediation

The graph beside presents a summary of Credit Intermediation activity. The Gross Margin line refers to interest income from loans, deducted from the client acquisition costs.

The curve relating to the ALL shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) Expenses, plus discounts granted in transactions net of loan recoveries, arising from the sale of foreclosed assets, among others.

In the first quarter of 2016, the curve related to the net margin, which presents the result of the net revenue from credit interest of ALL, had a decrease of 15.2% in the quarterly comparison, and 9.4% in the comparison between the first quarter of 2016 and the same period of the previous year, primarily due to the higher delinquency rate in the period, mainly due to: (i) the levelling of provisioning for corporate client operations, particularly a specific client, whose rating worsening had an impact of R$836 million; and (ii) the downturn in economic activities.

(1) Without effect of the levelling of provisioning from a specific corporate client; and

(2) If we ignore the effect of the levelling of provisioning from a specific corporate client, net margin, in the first quarter of 2016 would be R$6,874 million.

  30  Economic and Financial Analysis Report – March 2016

              Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Expanded Loan Portfolio (1)

In March 2016, the expanded loan portfolio of Bradesco stood at R$463.2 billion, representing a 2.3% decrease compared to December 2015, partially impacted, by the exchange variation in the quarter. Micro, Small and Medium Sized Enterprises and Corporate segment presented a reduction of 6.5% and 1.7%, respectively, while Individuals remained stable during the period.

R$ million	Mar16	Dec15	Mar15	Variation %
				Quarter	12M
Customer Profile
Individuals	147,759	147,749	142,051	-	4.0
Companies	315,449	326,278	321,254	(3.3)	(1.8)
Corporations	212,237	215,892	206,338	(1.7)	2.9
SMEs	103,212	110,386	114,916	(6.5)	(10.2)
Total Loan Operations	463,208	474,027	463,305	(2.3)	-

(1) In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation (receivables-backed investment funds, mortgage-backed receivables, and farm loans).

Expanded Loan Portfolio Breakdown by Product and Type of Client (Individuals and Corporate)

A breakdown of expanded loan portfolio products for the Individuals segment is presented below:

R$ million	Mar16	Dec15	Mar15	Variation %
				Quarter	12M
Individuals
Payroll-deductible Loan	35,503	34,565	31,497	2.7	12.7
Credit Card	27,566	28,592	24,586	(3.6)	12.1
Real Estate Financing	23,839	22,781	18,778	4.6	27.0
CDC / Vehicle Leasing	20,654	21,689	23,953	(4.8)	(13.8)
Personal Loans	15,219	15,201	15,882	0.1	(4.2)
Rural Loans	8,045	8,215	10,121	(2.1)	(20.5)
BNDES/Finame Onlending	6,992	7,029	7,324	(0.5)	(4.5)
Overdraft Facilities	4,409	3,905	4,149	12.9	6.3
Sureties and Guarantees	620	707	557	(12.3)	11.3
Other	4,913	5,065	5,204	(3.0)	(5.6)
Total	147,759	147,749	142,051	-	4.0

Individuals segment operations remained stable in the quarter and experienced a growth of 4.0% over the last 12 months. The lines highlighted in the quarter were: (i) real estate financing; (ii) payroll-deductible loan; and (iii) banking overdraft. In the last 12 months, the lines that presented significant growth were: (i) real estate financing; and (ii) payroll-deductible loan.

Bradesco    31

              Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

A breakdown of expanded loan portfolio products for the Corporate segment is presented below:

R$ million	Mar16	Dec15	Mar15	Variation %
				Quarter	12M
Companies
Operations Abroad	41,712	48,453	42,139	(13.9)	(1.0)
Working Capital	40,052	42,432	43,277	(5.6)	(7.5)
BNDES/Finame Onlending	28,719	31,129	33,592	(7.7)	(14.5)
Real Estate Financing	26,630	26,508	24,300	0.5	9.6
Export Financing	23,455	23,158	16,841	1.3	39.3
Overdraft Account	9,901	9,794	11,257	1.1	(12.0)
CDC / Leasing	8,623	9,666	11,789	(10.8)	(26.9)
Rural Loans	5,309	5,404	6,451	(1.8)	(17.7)
Sureties and Guarantees	68,800	69,176	73,006	(0.5)	(5.8)
Operations bearing Credit Risk - Commercial Portfolio (1)	37,617	34,319	33,913	9.6	10.9
Other	24,632	26,238	24,689	(6.1)	(0.2)
Total	315,449	326,278	321,254	(3.3)	(1.8)

(1) Includes debentures and promissory note operations.

Corporate segment operations decreased by 3.3% in the quarter and 1.8% in the last 12 months. In the quarter as well as in the last 12 months, the operations that showed significant growth were: (i) export financing; and (ii) operations with credit risk – commercial portfolio (debentures and promissory notes).

Expanded Loan Portfolio – Consumer Financing (1)

The graph below shows the types of credit related to Consumer Financing of the Individuals segment, which stood at R$98.9 billion in March 2016, representing a 1.1% decrease  over the quarter and a 3.2% increase over the last 12 months.

The lines highlighted in March 2016 are: (i) personal loans, including payroll-deductible loans, totaling R$50.7 billion; and (ii) credit card, totaling R$27.6 billion. Together, these operations totaled R$78.3 billion, accounting for 79.1% of the Consumer Financing balance.

(1) Includes vehicle CDC/Leasing, personal loans, revolving credit card and cash, and installment purchases at merchants operations.

  32  Economic and Financial Analysis Report – March 2016

              Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Payroll-deductible Loans

In March 2016, payroll-deductible loans operations totaled R$35,503 million, presenting an increase in the quarter-over-quarter comparative of R$938 million, or 2.7%, and in comparison to the same period in the previous year an increase in the amount of R$4,006 million, or 12.7%. The operations with the payroll-deductible loans represented, in March 2016, 70.0% of total personal loans operations.

Real State Financing

In the first quarter of 2016, the origination of real estate financing registered R$3,031 million (R$1,747 million by individuals and R$1,284 million by builders), representing 13,155 properties.

Real state financing operations totaled R$50,469 million in March 2016. The Individuals portfolio increased R$1,058 million, or 4.6%, in the quarter, and R$5,061 million, or 27.0%, in comparison with the same period of the previous year. Corporate operations increased R$122 million, or 0.5%, in the quarter, and R$2,330 million, or 9.6%, in comparison with the same period of the previous year.

Vehicle financing

The variations presented in the portfolio are the reflection of a reduced financing market and of Bradesco’s search for lower risk and more profitable operations, due to the demand for higher value of entry for these financing operations.

In March 2016, vehicle financing operations totaled R$35,226 million, presenting a decrease both in the quarter-over-quarter comparison as well as in comparison with the same period of the previous year. Of the total vehicle portfolio, 75.3% corresponds to "CDC", 22.2% to “Finame”, and 2.5% to "Leasing".

Bradesco    33

              Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Expanded Loan Portfolio Concentration – By Sector

The expanded loan portfolio by economic activity sector remained stable in the share of the sectors that it comprises. In the quarter-over-quarter comparison, there is an increase in the participation of "Individuals" and "Services". In the last 12 months, the "Individuals" and "Public Sector" segments recorded the highest growth.

R$ million	Mar16%		*	Dec15%		*	Mar15%
Activity Sector			*			*
Public Sector	13,130	2.8	*	12,806	2.7	*	8,749	1.9
Private Sector	450,078	97.2	*	461,221	97.3	*	454,556	98.1
			*			*
Companies	302,319	65.3	*	313,472	66.1	*	312,505	67.5
Industry	93,194	20.1	*	98,916	20.9	*	94,438	20.4
Commerce	51,984	11.2	*	54,156	11.4	*	57,139	12.3
Financial Intermediaries	6,756	1.5	*	7,562	1.6	*	6,931	1.5
Services	147,075	31.8	*	149,403	31.5	*	150,114	32.4
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	3,310	0.7	*	3,435	0.7	*	3,883	0.8
Individuals	147,759	31.9	*	147,749	31.2	*	142,051	30.7
Total	463,208	100.0	*	474,027	100.0	*	463,305	100.0

Expanded Credit Portfolio – Distribution per Business Segment

In relation to the growth of the credit portfolio expanded per "Business Segment", we highlight the evolution of "Corporate" and "Prime" in the last 12 months. In the quarter, the highlight was the "Prime" segment.

R$ million	Mar16%		Dec15%		Mar15%		Variation %
							Quarter	12M
Business Segments
Retail	127,893	27.6	130,268	27.5	128,409	27.7	(1.8)	(0.4)
Corporate	213,677	46.1	217,298	45.8	207,340	44.7	(1.7)	3.1
Middle Market	45,399	9.8	48,855	10.3	50,409	10.9	(7.1)	(9.9)
Prime	24,212	5.2	23,893	5.0	22,170	4.8	1.3	9.2
Other / Non-account Holders (1)	52,026	11.2	53,714	11.3	54,976	11.9	(3.1)	(5.4)
Total	463,208	100.0	474,027	100.0	463,305	100.0	(2.3)	-
(1) It consists, mostly, of non-account holders, originating from the financing activities of vehicles, credit cards and payroll-deductible loans.

Expanded Credit Portfolio – Per Currency

The balance of loans and indexed on-lending and/or denominated in foreign currency (excluding ACCs) totaled R$47.5 billion in March 2016, presenting a 14.3% decrease in the quarter, reflecting the devaluation of the dollar of 8.9%; and the 2.1% increase in the last 12 months.

In March 2016, the total of credit operations in reais reached R$415.7 billion, representing a 0.7% decrease in the quarter-over-quarter comparison and a 0.2% increase in the last 12 months.

Disregarding the effect of the devaluation of the dollar, the expanded portfolio would have presented a 1.3% decrease in the quarter and 1.0% in the last 12 months.

 34  Economic and Financial Analysis Report – March 2016

              Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Changes to the Expanded Loan Portfolio

New borrowers in the expanded loan portfolio were responsible for the R$22.6 billion growth in the loan portfolio over the last 12 months, and accounted for 4.9% of the portfolio in March 2016.

(1) Includes new loans contracted in the last 12 months by clients since March 2015.

Changes in the Expanded Loan Portfolio – By Rating

The chart below shows that the vast majority of new borrowers and clients that have remained in the loan portfolio since March 2015 received ratings between AA and C, demonstrating the adequacy and consistency of the loan policy and processes (assignment and monitoring), as well as the quality of guarantees.

Changes in Expanded Loan Portfolio by Rating between March 2015 and March 2016	Total Credit on March 2016		x	New customers between April 2015 and March 2016		x	Remaining Customers from March 2015
	R$ million	%		R$ million	%		R$ million	%
Rating
AA - C	424,896	91.7		21,405	94.6		403,491	91.6
D	10,280	2.2		302	1.4		9,978	2.3
E - H	28,032	6.1		910	4.0		27,122	6.1
Total	463,208	100.0		22,617	100.0		440,591	100.0

Expanded Loan Portfolio – By Client Profile and Rating (%)

Although a decrease was registered in comparison to the previous years, the range represented by credits classified between AA and C remained in comfortable levels.

Customer Profile		Mar16			Dec15			Mar15
	By Rating			By Rating			By Rating
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporations	95.7	1.5	2.8	96.5	2.0	1.5	97.5	0.7	1.7
SMEs	86.1	3.9	10.0	87.4	3.6	9.0	89.7	3.1	7.3
Individuals	90.0	2.0	8.0	90.0	1.9	8.1	91.1	1.7	7.2
Total	91.7	2.2	6.1	92.4	2.3	5.3	93.6	1.6	4.8

Bradesco    35

              Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Expanded Loan Portfolio – By Debtor

The range of the hundred main debtors was more concentrated both in the last quarter and in the last 12 months, although the high quality of credit of these clients should be highlighted.

Loan Portfolio(1) – By Type

All operations bearing credit risk reached R$495.1 billion, an increase of 0.6% in the last 12 months and a 2.9% decrease in the quarter.

R$ million	Mar16	Dec15	Mar15	Variation %
				Quarter	12M
Loans and Discounted Securities	171,475	179,044	171,516	(4.2)	-
Financing	125,614	130,894	125,197	(4.0)	0.3
Rural and Agribusiness Financing	20,586	20,844	23,750	(1.2)	(13.3)
Leasing Operations	2,742	3,073	4,015	(10.8)	(31.7)
Advances on Exchange Contracts	9,087	7,647	7,036	18.8	29.2
Other Loans	24,220	25,493	20,909	(5.0)	15.8
Subtotal Loan Operations (2)	353,723	366,995	352,424	(3.6)	0.4
Sureties and Guarantees Granted (Memorandum Accounts)	69,420	69,883	73,563	(0.7)	(5.6)
Operations bearing Credit Risk - Commercial Portfolio (3)	37,617	34,319	33,913	9.6	10.9
Letters of Credit (Memorandum Accounts)	179	286	502	(37.4)	(64.3)
Advances from Credit Card Receivables	1,046	1,293	1,493	(19.1)	(29.9)
Co-obligation in Loan Assignment CRI (Memorandum Accounts)	1,128	1,160	1,308	(2.8)	(13.8)
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	93	91	102	2.2	(8.8)
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	463,208	474,027	463,305	(2.3)	-
Other Operations Bearing Credit Risk (4)	31,901	36,083	29,067	(11.6)	9.7
Total Operations bearing Credit Risk	495,108	510,109	492,372	(2.9)	0.6

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;
(2) As defined by Bacen;
(3) Includes debentures and promissory note operations; and
(4) Includes CDI operations, rural DI, international treasury, swap, non-deliverable forward transaction and investments in FIDC, Certificate of Agribusiness Credit Rights (CDCA) and Certificates of Real Estate Receivables (CRI).

  36  Economic and Financial Analysis Report – March 2016

              Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

The charts below refer to the Loan Portfolio, as defined by Bacen.

Loan Portfolio(1) – By Flow of Maturities (2)

The loan portfolio by flow of maturities of operations has, as one of its features, a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans operations. It must be noted that, due to their guarantees and characteristics, these operations are not only exposed to lower risk, but they also provide favorable conditions to gain client loyalty.

Loan Portfolio(1) – Delinquency

Delinquency over 90 days (2)

As predicted, the delinquency ratio, comprising the balance of operations delayed for more than 90 days, showed an increase in the quarter, due to: (i) the continued unfavorable economic environment, with impact on the quality of the credit portfolio, mainly in,  Micro, Small and Medium Sized Enterprises; and (ii) the decrease in loan portfolio in the first quarter of 2016, including in Micro, Small and Medium Sized Enterprises.

Delinquency between 15 and 90 days

In the quarter, short-term delinquency, including operations overdue by between 15 and 90 days, presented an increase, impacted, partially, by: (i) seasonal issues at the beginning of each year; and (ii) and the individual cases both in “Small and Medium Sized Enterprises”, and in “Large Enterprises”, besides the effect of reduction of the credit portfolio in the period.

Bradesco    37

              Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Allowance for Loan Losses (ALL) vs. Delinquency vs. Losses(1)

Composition of the Provision

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

Allowance for Loan Losses totaled R$30.5 billion in March 2016, representing 8.6% of the total loan portfolio, comprising: (i) generic provision (client and/or operation rating), mainly, due to the levelling of provisioning of a specific corporate client, in the amount of R$836 million; (ii) specific provision (non-performing loans); and (iii) excess provision (internal criteria, including provision for guarantees provided).

Provisioning levels are deemed appropriate and sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

Net Loss of Recovery

The assertiveness of the provisioning criteria adopted must be mentioned, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of net loss of recovery, for an existing provision of 6.7% of the portfolio(1) in March 2015, the net loss in the subsequent 12 months was 3.3%, representing an effective coverage of 203.0%.

It should be highlighted that, considering the losses expected for one year (dotted part), which has a high correlation with the operations of abnormal course of the E-H ratings, there is an effective coverage of 220.5% for March 2016, which is an index of good comparability of surplus provisions, because it eliminates the effect of any sales of portfolios.

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL. In the third quarter of 2015, includes the ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling R$3,704 million. Thus, the balance of the ALL – Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015.

  38  Economic and Financial Analysis Report – March 2016

              Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Coverage Ratio

The graph below presents the behavior of the ratios to cover the provision for doubtful accounts in relation to the default credits exceeding 60 and 90 days. In March 2016, these ratios have presented very comfortable levels, reaching a 162.9% and a 204.2% coverage, respectively.

Bradesco monitors its credit portfolio, as well as its respective risk, using the concept of expanded portfolio. Besides the provision for doubtful accounts required by Bacen, Bradesco has a surplus provision of R$6.4 billion, to cover eventual situations of stress, as well as other operations/commitments with credit risk.

Loan Portfolio – Portfolio Indicators

With a view to facilitate the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

R$ million (except %)	Mar16	Dec15	Mar15
Total Loan Operations (1)	353,723	366,995	352,424
- Individuals	146,658	146,540	140,859
- Companies	207,065	220,454	211,565
Total Provision (2)	30,497	29,499	23,618
- Specific	14,365	14,274	12,325
- Generic	9,725	8,815	7,285
- Excess (2)	6,407	6,410	4,008
Specific Provision / Total Provision (2) (%)	47.1	48.4	52.2
Total Provision (2) / Loan Operations (%)	8.6	8.0	6.7
AA - C Rated Loan Operations / Loan Operations (%)	90.0	90.6	92.1
D Rated Operations under Risk Management / Loan Operations (%)	2.4	2.7	1.9
E - H Rated Loan Operations / Loan Operations (%)	7.6	6.6	6.1
D Rated Loan Operations	8,587	10,027	6,655
Provision for D-rated Operations	2,311	2,432	1,872
D Rated Provision / Loan Operations (%)	26.9	24.3	28.1
D - H Rated Non-Performing Loans	21,495	20,775	17,926
Total Provision (2) / D-to-H-rated Non-performing Loans (%)	141.9	142.0	131.7
E - H Rated Loan Operations	26,842	24,383	21,356
Provision for E-to-H-rated Loan Operations	22,928	21,327	17,965
E - H Rated Provision / Loan Operations (%)	85.4	87.5	84.1
E - H Rated Non-Performing Loans	17,217	17,224	14,703
Total Provision (2) / E-to-H-rated Non-performing Loans (%)	177.1	171.3	160.6

(1) As defined by Bacen; and
(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL.

Bradesco    39

              Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Loans vs. Funding

To analyze Loan Operations in relation to Funding, the following should be deducted from total client funding: (i) the amount committed to reserve requirements at Bacen, (ii) the amount of available funds held at customer service network, as well as, add (iii) funds from domestic and foreign lines of credit that finance the demand for loans.

Bradesco presents low dependency on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from clients. This is a result of: (i) the outstanding location of its Service Points; (ii) the broad diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin. It proves that Bradesco is capable of meeting demand for loaning funds through its own funding.

R$ million	Mar16	Dec15	Mar15	Variation %
				Quarter	12M
Funding vs. Investments
Demand Deposits + Sundry Floating	27,716	24,421	36,794	13.5	(24.7)
Savings Deposits	88,261	91,879	91,741	(3.9)	(3.8)
Time Deposits + Debentures (1)	163,228	158,662	155,834	2.9	4.7
Funds from Financial Bills (2)	103,696	100,070	80,171	3.6	29.3
Customer Funds	382,901	375,032	364,540	2.1	5.0
(-) Reserve Requirements	(49,921)	(54,792)	(46,889)	(8.9)	6.5
(-) Available Funds	(8,116)	(9,372)	(10,549)	(13.4)	(23.1)
Customer Funds Net of Reserve Requirements	324,864	310,868	307,102	4.5	5.8
Onlending	39,228	42,101	42,605	(6.8)	(7.9)
Securities Abroad	8,921	9,477	8,076	(5.9)	10.5
Borrowing	23,621	28,237	19,764	(16.3)	19.5
Other (Subordinated Debt + Other Borrowers - Cards)	68,667	69,736	54,712	(1.5)	25.5
Total Funding (A)	465,301	460,419	432,259	1.1	7.6
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	393,788	404,144	389,742	(2.6)	1.0
B/A (%)	84.6	87.8	90.2	(3.2) p.p.	(5.6) p.p.
(1) Debentures mainly used to back repos; and
(2) Includes: Collateral Mortgage Notes, Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate.

  40  Economic and Financial Analysis Report – March 2016

              Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Main Funding Sources

The following table presents the changes in these sources:

R$ million	Mar16	Dec15	Mar15	Variation
				Quarter		12M
				Amount	%	Amount	%
Demand Deposits	22,590	23,820	30,230	(1,230)	(5.2)	(7,640)	(25.3)
Savings Deposits	88,261	91,879	91,741	(3,618)	(3.9)	(3,480)	(3.8)
Time Deposits	77,754	79,595	89,276	(1,841)	(2.3)	(11,522)	(12.9)
Debentures (1)	85,474	79,067	66,558	6,407	8.1	18,916	28.4
Borrowing and Onlending	62,849	70,338	62,370	(7,489)	(10.6)	479	0.8
Funds from Issuance of Securities (2)	112,617	109,547	88,247	3,070	2.8	24,370	27.6
Subordinated Debts	50,184	50,283	37,990	(99)	(0.2)	12,194	32.1
Total	499,729	504,529	466,412	(4,800)	(1.0)	33,317	7.1

(1) Considering mostly debentures used to back repos; and

(2) Includes: Financial Bills, in March 2016, totaling R$72,612 million (R$71,692 million in December 2015 and R$55,146 million in March 2015).

Demand deposits

The reductions of R$1,230 million, or 5.2%, in the first quarter of 2016 in comparison with the previous quarter, and of R$7,640 million, or 25.3%, in comparison with the first quarter of the previous year, were mostly due to new business opportunities offered to clients, because of interest rate fluctuations in that period.

Savings Deposits

Savings deposits totaled R$88,261 million in March 2016, showing a decrease of R$3,618 million or 3.9% in comparison with the previous quarter and R$3,480 million or 3.8% in comparison with the same period of the previous year, mainly due to new business opportunities offered to clients, in virtue of the oscillations of interest rates occurring in the period.

Bradesco    41

              Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Time Deposits

At the end of the first quarter of 2016, the balance of time deposits totaled R$77,754 million, registering decreases both in the quarter-over-quarter comparison, of R$1,841 million or 2.3%, and in comparison with the same period of the previous year, of R$11,522 million or 12.9%.

This performance was primarily due to the oscillations of the interest rates occurring in the period and to the new investment alternatives available to clients.

Debentures

In March 2016, Bradesco’s debentures balance totaled R$85,474 million, registering an increase both in the quarter-over-quarter comparison, of R$6,407 million, or 8.1%, and in comparison with the same period in the previous year of R$18,916 million, or 28.4%.

Such variations refer mainly to the placement of these financial instruments, which are also used as ballast in committed transactions.

Borrowing and On-lending

In March 2016, balance of on-lending registered R$62,849 million, a decrease of R$7,489 million, or 10.6%, in comparison with the previous quarter, mainly due to (i) the decrease of R$4,979 million in the obligations for loans and denominated and/or indexed on-lending in foreign currency; and (ii) the decrease in the volume of funding raised by borrowings and on-lending in the country, mainly through Finame operations and BNDES.

In the comparison between March 2016 and the same period of the previous year, the balance of borrowings and on-lending recorded an increase of R$479 million, or 0.8%, essentially due to: (i) the increase of R$5,727 million in borrowings and on-lending denominated and/or indexed in foreign currency, whose balance changed from R$21,413 million in March 2015 to R$27,140 million in March 2016, primarily due to the positive exchange rate variation of 10.9% in the period; offset by: (ii) the reduction of R$5,248 million, or 12.8%, in the volume of resources captured by borrowingsand on-lending in the country, mainly in the form of Finame operations.

  42  Economic and Financial Analysis Report – March 2016

              Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Funds from Issuance of Securities

Funds from Issuance of Securities totaled R$112,617 million, presenting an increase of R$3,070 million, or 2.8%, over the previous quarter, primarily due to the increase in the balance of: (i) Letters of Credit for Agribusiness operations, totaling R$1,757 million; (ii) in Real Estate Loan Letters operations, totaling R$956 million; and (iii) in Financial Bills, totaling R$920 million.

In the comparison between March 2016 and the same period of the previous year, the increase of R$24,370 million, or 27.6%, was mainly due to: (i) the increased inventory of Financial Bills, from R$55,146 million in March 2015 to R$72,612 million in March 2016, primarily due to the new issuances in the period; and (ii) the higher volume of Mortgage Bonds, in the amount of R$6,879 million.

Subordinated Debt

Subordinated Debt totaled R$50,184 million in March 2016 (R$12,315 million abroad and R$37,869 million in Brazil), presenting a decrease in the quarter-over-quarter comparison, of R$99 million, or 0.2%. In comparison with the same period of the previous year, it presented an increase of R$12,194 million, or 32.1%, mainly due to the issue of new subordinated debts in the periods.

 Bradesco    43

              Economic and Financial Analysis

Interest Earning Portion of Securities/Other

Earning Portion of Securities/Other – Breakdown

R$ million	1Q16	4Q15	1Q15	Variation
				Quarter	12M
Securities/Other Margin - Interest Earning Operations
Interest - due to volume				23	58
Interest - due to spread				206	104
NII - Interest Earning Portion	1,773	1,544	1,611	229	162

In the comparison between the first quarter of 2016 and the previous quarter, there was an increase of R$229 million in the interest earning portion of “Securities/Other”, which includes the assets and liabilities management (ALM). The change observed was primarily due to: (i) an increase in the average spread, benefitted by the positions in the pre-fixed portfolios, in the amount of R$206 million; and (ii) an increase in the volume of operations, in the amount of R$23 million.

In the comparison between the first quarter of 2016 and same period of the previous year, the interest earning portion of “Securities/Other”, recorded an increase of R$162 million. This result was due to: (i) an increase of R$104 million in the average spread; and (ii) an increase in the volume of operations, resulting in R$58 million.

Interest Earning Portion of Insurance

Earning Portion of Insurance – Breakdown

R$ million	1Q16	4Q15	1Q15	Variation
				Quarter	12M
Insurance Margin - Interest Earning Operations
Interest - due to volume				19	69
Interest - due to spread				(67)	(14)
NII - Interest Earning Portion	1,475	1,523	1,420	(48)	55

Comparing the first quarter of 2016 with the previous quarter, the interest earning portion of insurance operations recorded a R$48 million decrease, or 3.2%, which was due to: (i) an R$67 million decrease in the average spread; offset by: (ii) an increase in the volume of operations, totaling R$19 million.

In the comparison between the first quarter of 2016 and the same period of the previous year, the interest earning portion presented an increase of 3.9%, or R$55 million, due to: (i) a greater volume of operations, in the amount of R$69 million; offset by: (ii) the decrease of the average spread, in the amount of R$14 million.

Non-Interest Earning Portion

Non-Interest Earning Portion – Breakdown

R$ million	1Q16	4Q15	1Q15	Variation
				Quarter	12M
NII - Non-Interest Earning Portion
NII - Non-Interest Earning Portion	158	132	326	26	(168)

Non-interest earning portion stood at R$158 million in the first quarter of 2016, showing a R$26 million increase, due to higher gains with arbitration of markets. In the comparison between the first quarter of 2016 and the same period of the previous year, there was a decrease of R$168 million in the non-interest earning portion.

  44  Economic and Financial Analysis Report – March 2016

              Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Below is the analysis of the Statement of Financial Position and Income Statement of Grupo Bradesco Seguros:

Consolidated Statement of Financial Position

R$ million	Mar16	Dec15	Mar15	Variation %
				Mar16 x Dec15	Mar16 x Mar15
Assets
Current and Long-Term Assets	212,967	205,167	182,053	3.8	17.0
Securities	200,016	191,921	170,395	4.2	17.4
Insurance Premiums Receivable	3,227	3,329	2,991	(3.1)	7.9
Other Loans	9,724	9,917	8,667	(1.9)	12.2
Permanent Assets	4,629	5,040	4,900	(8.2)	(5.5)
Total	217,595	210,207	186,953	3.5	16.4
*
Liabilities
Current and Long-Term Liabilities	194,090	188,740	165,185	2.8	17.5
Tax, Civil and Labor Contingencies	3,116	3,019	2,596	3.2	20.0
Payables on Insurance, Pension Plan and Capitalization Bond Operations	523	533	536	(1.9)	(2.4)
Other Reserve Requirements	7,478	7,352	4,758	1.7	57.2
Insurance Technical Reserves	13,574	13,341	13,052	1.7	4.0
Life and Pension Plan Technical Reserves	162,579	157,600	137,322	3.2	18.4
Capitalization Bond Technical Reserves	6,820	6,893	6,921	(1.1)	(1.5)
Non-controlling Interest	671	631	631	6.3	6.3
Shareholder's Equity (1)	22,834	20,837	21,137	9.6	8.0
Total	217,595	210,207	186,953	3.5	16.4

(1) Considering the shareholders’ equity of Bradesco Seguros S.A, which controls the operating companies (insurance, pension plans and capitalization bonds), it would amount to R$14,335 million in March 2016.

Consolidated Income Statement

R$ million	1Q16	4Q15	1Q15	Variation %
				1Q16 x 4Q15	1Q16 x 1Q15
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	15,186	19,130	13,634	(20.6)	11.4
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond	9,319	9,396	8,421	(0.8)	10.7
Financial Result from the Operation	1,441	1,463	1,381	(1.5)	4.3
Sundry Operating Income	287	364	158	(21.1)	81.6
Retained Claims	(5,614)	(5,784)	(5,078)	(2.9)	10.6
Capitalization Bond Draws and Redemptions	(1,226)	(1,255)	(1,218)	(2.3)	0.7
Selling Expenses	(833)	(815)	(817)	2.2	2.0
General and Administrative Expenses	(645)	(781)	(553)	(17.4)	16.6
Tax Expenses	(198)	(195)	(173)	1.3	14.5
Other Operating Income/Expenses	(274)	(194)	(171)	40.9	60.2
Operating Result	2,256	2,197	1,950	2.7	15.7
Equity Result	183	233	134	(21.5)	36.6
Income before Taxes and Profit Sharing	2,439	2,431	2,084	0.3	17.0
Income Tax and Contributions	(991)	(977)	(739)	1.4	34.1
Profit Sharing	(30)	(19)	(26)	57.9	15.4
Non-controlling Interest	(39)	(29)	(36)	34.5	8.3
Net Income	1,380	1,405	1,283	(1.8)	7.6

Note: For comparison purposes, the non-recurring events’ effects are not considered.

Bradesco    45

              Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco Seguros e Previdência

R$ million	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14
Life and Pension Plans	725	727	738	785	762	693	588	698
Health	208	247	139	116	182	201	168	184
Capitalization Bonds	133	125	122	145	152	120	74	119
Basic Lines and Other	313	307	318	238	187	222	228	71
Total	1,380	1,405	1,317	1,284	1,283	1,236	1,058	1,072

Performance Ratios

%	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14
Claims Ratio (1)	72.1	71.9	73.1	71.4	71.7	70.9	72.7	70.2
Expense Ratio (2)	9.9	10.4	10.4	10.7	10.4	10.6	10.5	11.2
Administrative Expenses Ratio (3)	4.2	4.1	4.3	4.0	4.1	4.0	4.6	4.0
Combined Ratio (4) (5)	86.1	86.5	86.9	86.5	86.8	85.9	86.5	86.3

(1) Retained Claims/Earned Premiums;

(2) Sales Expenses/Earned Premiums;

(3) Administrative Expenses/Net Written Premiums;

(4) (Retained Claims + Sales Expenses + Other Operating Income and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Written Premiums; and

(5) Excludes additional reserves.

Note:  For comparison purposes, the non-recurring events’ effects are not considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

Due to the concentration of private pension contributions, which occurred historically in the last quarter of the year, the revenue of the first quarter of 2016 did not demonstrate the same performance, when compared with the fourth quarter of 2015.

In comparison with the same period of the previous year, the turnover presented a growth of 11.4%, influenced by the "Life and Pension" and "Health" products, which presented growths of 13.6% and 16.8%, respectively.

  46  Economic and Financial Analysis Report – March 2016

              Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Claims Ratio Indexes per Industry

Indexes of Commercialization of Insurance per Industry

Bradesco    47

              Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Efficiency Ratio

General and Administrative Expenses / Billing.

The efficiency ratio of the first quarter of 2016 was in line with that presented both in the fourth quarter of 2015, as in the same period of the previous year, even with the seasonality of billing that occurs in the last quarter of every year and to the collective agreement of the category, which occurred in January 2016.

Technical Reserves

  48  Economic and Financial Analysis Report – March 2016

              Economic and Financial Analysis

Bradesco Vida e Previdência

R$ million (unless otherwise stated)	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14
Net Income	725	727	738	785	762	693	588	698
Premium and Contribution Income (1)	7,175	11,153	7,112	9,183	6,318	10,644	5,645	7,301
- Income from Pension Plans and VGBL	5,786	9,744	5,739	7,921	5,081	9,371	4,383	6,117
- Income from Life/Personal Accidents Insurance Premiums	1,389	1,409	1,373	1,262	1,237	1,273	1,262	1,184
Technical Reserves	162,579	157,600	148,321	144,337	137,322	133,857	126,858	124,192
Investment Portfolio	168,992	162,686	155,526	152,035	144,426	140,704	132,535	129,193
Claims Ratio	31.2	38.9	35.8	34.4	35.3	35.0	36.6	31.5
Expense Ratio	17.3	17.6	18.7	17.0	18.6	18.7	18.5	20.7
Combined Ratio	56.1	63.6	61.5	59.7	61.1	61.8	63.4	57.8
Participants / Policyholders (in thousands)	33,070	31,985	30,349	29,660	29,306	28,207	27,625	27,789
Premium and Contribution Income Market Share (%) (2)	27.1	28.8	26.9	27.2	23.9	28.4	25.4	26.6
Life/AP Market Share - Insurance Premiums (%) (2)	18.7	17.7	17.6	17.2	17.7	17.3	17.7	17.2

(1) Life/VGBL/PGBL/Traditional; and

(2) The first quarter of 2016 includes the latest data released by SUSEP (February/16).

Note:  For comparison purposes, the non-recurring events’ effects are not considered.

The billing, which for the segment, is concentrated, historically, in the last quarter of the year, did not have the same performance in comparison with the fourth quarter of 2015.  Net income for the first quarter of 2016 remained in line with that presented in the previous quarter, due to: (i) a decrease in the financial income; partially offset by: (ii) a decrease of 7.7 p.p. in the claims ratio; and (iii) a decrease of 0.3 p.p. in the commercialization index.

The revenue for the first quarter of 2016 showed a growth of 13.6% in comparison with the same period of the previous year. Net income for the first quarter of 2016 was 4.9% lower than the results calculated in the same period in the previous year, influenced by the increase of the aliquot of the Social Contribution (CSLL), that affected the quarter results; partially offset by: (i) a decrease of 4.1 p.p. in the claims ratio and (ii) a decrease of 1.3 p.p. in the commercialization index.

In March 2016, technical reserves for Bradesco Vida e Previdência stood at R$162.6 billion, made up of R$154.7 billion from "Pension Plans and VGBL" and R$7.9 billion from "Life, Personal Accidents and Other Lines", resulting in an increase of 3.2% over December 2015.

The Pension Plan and VGBL Investment Portfolio accounted for 29.6% of market funds in February 2016 (source: Fenaprevi).

Growth of Participants and Life and Personal Accident Policyholders

In March 2016, the number of Bradesco Vida e Previdência clients exceeded 2.3 million pension plan and VGBL participants, and 30.0 million life and personal accident policyholders. This significant growth was fueled by the strength of the Bradesco brand and the improvement in selling and management policies.

Bradesco    49

              Economic and Financial Analysis

Bradesco Saúde and Mediservice

R$ million (unless otherwise stated)	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14
Net Income	208	247	139	116	182	201	168	184
Net Written Premiums	4,909	4,864	4,621	4,376	4,186	4,078	3,851	3,509
Technical Reserves	7,031	6,848	6,806	6,785	6,665	6,453	6,226	6,149
Claims Ratio	87.5	85.7	89.9	89.7	88.5	87.7	87.6	86.1
Expense Ratio	5.3	5.2	5.3	5.4	5.3	5.1	4.8	4.6
Combined Ratio	99.6	99.7	102.3	102.9	101.5	99.5	98.1	97.7
Policyholders (in thousands)	4,394	4,444	4,461	4,472	4,478	4,525	4,475	4,360
Written Premiums Market Share (%) (1)	50.9	49.3	49.3	48.6	48.0	46.1	45.8	45.2

 (1) The first quarter of 2016 includes the latest data released by ANS (February/16).

Note:  For comparison purposes, the non-recurring events’ effects are not considered.

Net income for the first quarter of 2016 decreased 15.8% over the results calculated for the previous quarter, mainly due to: (i) an increase of 1.8 p.p. in claims; partially offset by: (ii) an increase of 0.9% in billing; (iii) an improvement in the equity and financial results; and (iv) an improvement in the administrative efficiency ratio, even considering the collective agreement of the category, in January 2016.

Net income for the first quarter of 2016 showed a growth of 14.3% in comparison with the results calculated in the same period of the previous year, mainly due to: (i) the increase of 17.3% in billing; (ii) the decrease of 1.0 p.p. in the claims ratio; (iii) the maintenance of the  commercialization index; (iv) the improvement of the equity and financial results; partially offset by: (v) the increase in the aliquot of the Social Contribution (CSLL), that affected the results of the quarter.

In March 2016, Bradesco Saúde and Mediservice maintained a strong market position in the corporate segment (source: ANS).

Approximately 136 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 largest companies in Brazil in terms of billing, 49 are Bradesco Saúde and Mediservice customers (source: Exame magazine – "Melhores e Maiores" ranking, July 2015).

Number of Bradesco Saúde and Mediservice Policyholders

These two companies have a combined total of more than 4.3 million clients. The large share of corporate insurance in this portfolio (96.2% in March 2016) is proof of its high level of specialization and customization in the provision of group plans.

  50  Economic and Financial Analysis Report – March 2016

              Economic and Financial Analysis

Bradesco Capitalização

R$ million (unless otherwise stated)	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14
Net Income	133	125	122	145	152	120	74	119
Capitalization Bond Income	1,343	1,369	1,477	1,323	1,338	1,432	1,416	1,290
Technical Reserves	6,820	6,893	6,985	6,968	6,921	6,708	6,502	6,267
Customers (in thousands)	3,076	3,190	3,287	3,349	3,393	3,433	3,436	3,456
Premium Income Market Share (%) (1)	27.4	25.6	26.4	25.6	27.7	24.4	24.3	23.6

 (1) The first quarter of 2016 includes the latest data released by SUSEP (February/16).

Net income for the first quarter of 2016 recorded an increase of 6.4% over the previous quarter, primarily due to: (i) an increase in financial income; and (ii) an improvement in the administrative efficiency ratio.

Net income in the first quarter of 2016 recorded a decrease of 12.5% over the same period in the previous year, primarily due to: (i) the decrease of financial income; (ii) the increase of the aliquot of the Social Contribution (CSLL) that affected the results of the quarter.

Bradesco Capitalização ended the first two months of 2016 in first place among the capitalization bond companies, showing 2.3% of growth in revenue in comparison with 2015, due to its policy of transparency and by adjusting its products based on potential consumer demand, consistent with the market changes.

Concerned with providing products that better fit the most varied profiles and budgets of its clients, Bradesco Capitalização has a product portfolio, which ranges in payment method (lump or monthly), contribution term, periodicity and value of premiums that meet the requirements and expectations of the clients.

Combining a pioneering spirit with a business-minded strategic view, Bradesco Capitalização has launched products onto the market concerned with socio-environmental causes, in which part of the revenue goes to projects with this purpose. In addition to offering clients the possibility of creating a financial reserve, Capitalization Bonds with the socio-environmental profile seek to raise client’s awareness of the importance of this subject and allow them to participate in a noble cause that benefits society.

Bradesco Capitalização currently has partnerships with the following institutions: (i) Fundação SOS Mata Atlântica (which contributes to the preservation of biological and cultural diversity of the Atlantic Forest, stimulating social and environmental citizenship); (ii) Fundação Amazonas Sustentável (which contributes to the sustainable development, environmental preservation and improvement of the quality of life in communities that benefit from preservation centers in the state of Amazonas); (iii) Instituto Brasileiro de Controle do Câncer (the Brazilian Cancer Control Institute – which contributes to the prevention, early diagnosis and treatment of breast cancer in Brazil); (iv) Tamar Project (created to preserve sea turtles); and (v) Instituto Arara Azul (created to work on the preservation of Blue Macaws in their natural habitat).

Bradesco    51

              Economic and Financial Analysis

Bradesco Auto/RE and Atlântica Companhia de Seguros

R$ million (unless otherwise stated)	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14
Net Income	46	52	87	73	42	60	37	38
Net Written Premiums	1,328	1,380	1,548	1,466	1,401	1,319	1,655	1,551
Technical Reserves	5,951	5,955	5,995	5,970	5,910	5,823	5,952	5,689
Claims Ratio	58.4	56.9	56.3	57.3	61.2	62.1	62.8	62.5
Expense Ratio	20.5	20.7	20.8	20.9	19.7	19.5	21.0	21.8
Combined Ratio	106.5	105.1	102.6	103.7	107.3	106.4	105.4	107.6
Policyholders (in thousands)	3,674	3,781	3,762	3,971	4,285	4,480	4,536	3,690
Premium Income Market Share (%) (1)	9.2	9.5	9.7	10.0	9.9	10.1	10.6	10.6

(1) The first quarter of 2016 includes the latest data released by SUSEP (February/16).

Note: (i) we are considering Atlântica Companhia de Seguros as of the first quarter of 2014; and (ii) in August 2015, we transferred the investment in the IRB – Brasil Resseguro S.A. to Bradesco Seguros.

Net profit in the first quarter of 2016 was 11.5% lower than the results presented in the previous quarter, due to: (i) the increase of 1.5 p.p. in the claims ratio; (ii) the decrease in the financial results; partially offset by the: (iii) improvement in the administrative efficiency ratio, even considering the collective agreement of the category, in January 2016.

Net profit in the first quarter of 2016 presented a 9.5% increase in comparison with the same period of the previous year, mainly due to: (i) the decrease of 2.8 p.p. in the claims ratio index; partially offset by: (ii) the decrease in the financial results; and (iii) the increase of the aliquot of the Social Contribution (CSLL), that affected the results of the quarter.

In the Property Insurance field, we maintained the focus on large brokers and clients of the "Corporate" and "Companies" segments, which has provided renewals of the main accounts, either in leadership or through participation in co-insurance. In the "Aeronautical" and "Maritime Hulls" insurance, the interchange with the "Corporate" and "Companies" segments has been heavily used, leveraging the increment of market in the sale of new aircraft, as well as in the "Maritime" segment.

Despite the strong competition in the field of "Auto/RCF", the insurance company has maintained its fleet of around 1.5 million items, guaranteed by the maintenance of competitiveness. Such a fact originated, mainly, from more refined and segmented pricing. Another important aspect refers to the improvement of current products and the creation of products intended for specific audiences. Among these, we can highlight the launch of the product "Bradesco Seguro Auto Assistência Total" (Auto Insurance Total Assistance), exclusively for account holders of Bradesco, which assists with Assistência Dia e Noite services (Day and Night assistance services), for vehicle and residence of insured persons.

Aiming to provide a consistently better service, Bradesco Auto/RE celebrated nine years of network activity of automotive centers Bradesco Auto Center (BAC), which offer policyholders access to a varied range of services in a single place. Since 2007 there have been more than 500 thousand assistances, between claims, provision of spare cars, installation of anti-theft equipment, prior inspections performed and preventative maintenance checks and glass repairs.

Number of Policyholders at Auto/RE

Mass insurance targets individuals, self-employed professionals and SMEs.

It must be pointed out that the company continues with a strong strategy for the “home insurance” segment, totaling more than 1.5 million insured homes. Recently, were launched the "Seguro Residencial Mensal" (Monthly Home Insurance), a residential product with monthly billing by direct debit in the current account, and "Bradesco Seguro Simpli Empresa", an easily purchased corporate product is intended for commercial establishments and service providers, such as bakeries, pousadas (personalized hospitality), schools, academies, cafeterias, and beauty salons, among others.

  52  Economic and Financial Analysis Report – March 2016

              Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

R$ million	1Q16	4Q15	1Q15	Variation				As a % of 1Q16
				Quarter		12M
				Amount	%	Amount	%
Fee and Commission Income
Card Income	2,421	2,583	2,208	(162)	(6.3)	213	9.6	37.8
Checking Account	1,364	1,376	1,072	(12)	(0.9)	292	27.2	21.3
Fund Management	674	663	625	11	1.7	49	7.8	10.5
Loan Operations	656	729	635	(73)	(10.0)	21	3.3	10.2
Collection	399	400	387	(1)	(0.2)	12	3.1	6.2
Consortium Management	278	275	244	3	1.1	34	13.9	4.3
Custody and Brokerage Services	150	144	129	6	4.2	21	16.3	2.3
Underwriting / Financial Advisory Services	162	137	149	25	18.2	13	8.7	2.5
Payments	97	97	102	-	-	(5)	(4.9)	1.5
Other	204	193	193	11	5.7	11	5.7	3.2
Total	6,405	6,597	5,744	(192)	(2.9)	661	11.5	100.0
Business Days	61	63	61	(2)	(3.2)	-	-

Explanations of the main items that influenced the variation in Fee and Commission Income between periods can be found below.

Card Income

Income from card fees totaled R$2,421 million in the first quarter of 2016, a decrease of R$162 million, or 6.3% over the previous quarter, basically due to: (i) the seasonality of purchases at the end of the year; and (ii) the lower number of business days in this quarter.

In the comparison between the first quarter of 2016 and the same period of the previous year, the R$213 million or 9.6% growth, is primarily due to: (i) the increase in the financial volume traded; and (ii) the increased amount of transactions carried out in the period.

Bradesco    53

              Economic and Financial Analysis

Fee and Commission Income

Checking Account

In the first quarter of 2016, the services revenues from checking accounts presented a slight reduction of 0.9% in comparison with the previous quarter, mainly influenced (i) by the seasonal effect of the fourth quarter of 2015, a period in which there was a substantial increase in the volume of services provided to our account holders; and (ii) by the lower number of business days in this quarter.

In the comparison between the first quarter of 2016 and the same period of the previous year, the income from current account services increased R$292 million, or 27.2%, mainly due to: (i) the expansion of the portfolio of services rendered, with the adhesion of clients for the new segments “Classic” and “Exclusive”; and (ii) the increase in the volume of business.

Loan Operations

In the first quarter of 2016, revenues from loan operations totaled R$656 million, which represents a R$73 million, or 10.0%, decrease over the previous quarter, due to: (i) the lower number of business days in this quarter; and (ii) due to the low demand for credit products in the period.

In the comparison between the first quarter of 2016 and the same period of the previous year, the R$21 million or 3.3% increase was substantially due to a higher income from collaterals, which increased 10.1% in the period.

  54  Economic and Financial Analysis Report – March 2016

              Economic and Financial Analysis

Fee and Commission Income

Fund Management

In the first quarter of 2016, fund management income totaled R$674 million, presenting an increase of R$11 million, or 1.7%, compared with the previous quarter, mainly due to the 8.4% increase in the volume of funds raised and managed.

In the comparison between the first quarter of 2016 and the same period of the previous year, the increase of R$49 million, or 7.8%, was basically due to the increase in the volume of funds raised and managed, which grew 21.1% in the period, highlighted investments in fixed income funds, with a growth of 24.0% in the period.

R$ million	Mar16	Dec15	Mar15	Variation %
				Quarter	12M
Shareholders' Equity
Investment Funds	550,387	506,420	450,815	8.7	22.1
Managed Portfolios	40,400	37,694	34,837	7.2	16.0
Third-Party Fund Quotas	5,653	6,170	6,788	(8.4)	(16.7)
Total	596,440	550,284	492,440	8.4	21.1

R$ million	Mar16	Dec15	Mar15	Variation %
				Quarter	12M
Distribution
Investment Funds – Fixed Income	527,264	485,125	425,218	8.7	24.0
Investment Funds – Equities	23,123	21,295	25,597	8.6	(9.7)
Investment Funds – Third-Party Funds	3,486	3,923	4,887	(11.1)	(28.7)
Total - Investment Funds	553,873	510,343	455,702	8.5	21.5
Managed Portfolios - Fixed Income	34,427	32,797	27,697	5.0	24.3
Managed Portfolios – Equities	5,973	4,897	7,140	22.0	(16.3)
Managed Portfolios - Third-Party Funds	2,167	2,247	1,901	(3.6)	14.0
Total - Managed Funds	42,567	39,941	36,738	6.6	15.9
Total Fixed Income	561,691	517,922	452,915	8.5	24.0
Total Equities	29,096	26,192	32,737	11.1	(11.1)
Total Third-Party Funds	5,653	6,170	6,788	(8.4)	(16.7)
Overall Total	596,440	550,284	492,440	8.4	21.1

Cash Management Solutions (Payments and Collection)

In the first quarter of 2016, billing and collection income remained stable, compared with the previous quarter.

In the comparison between the first quarter of 2016 and the same period of the previous year, the increase of 1.4%, or R$7 million, was due to the greater volume of processed documents, up from 549 million in the first quarter of 2015 and up to 562 million in the first quarter of 2016, resulting in an increase of 13 million processed documents during the period.

Bradesco    55

              Economic and Financial Analysis

Fee and Commission Income

Consortium Management

In the first quarter of 2016, income from consortium management increased by R$3 million, or 1.1%, compared with the previous quarter, because of the sales made in that period. In March 2016, Bradesco had 1,212 thousand active quotas (1,194 thousand active quotas in December 2015), ensuring a leading position in all the segments in which it operates (real estate, auto and trucks/machinery and equipment).

In the comparison between the first quarter of 2016 and the same period of the previous year, the 13.9%, or R$34 million, increase in income from consortium management was mainly driven by: (i) a higher volume of received bids; (ii) the increase in the average ticket; and (iii) the increase in billing on sales, ranging from 1,101 thousand active quotas, in March 2015, to 1,212 thousand active quotas in March 2016, generating an increment of 111 thousand net quotas.

Custody and Brokerage Services

In the first quarter of 2016, total earnings from custody and brokerage services presented an increase of R$6 million, or 4.2%, compared with the previous quarter. This trend basically: (i) resulted from the higher volumes traded on BM&FBovespa; and (ii) of the increment of R$72 billion in assets in custody, which had an impact on the revenues with custody and brokerage.

In the comparison between the first quarter of 2016 and the same period of the previous year, the increase of R$21 million, or 16.3%, in income from custody and brokerage services, reflected the increase in the average volume of assets under custody in the period.

Underwriting / Financial Advisory Services

The increase in the quarter-over-quarter comparison, in the amount of R$25 million, or 18.2%, as well as in the comparison with the first quarter of the previous year, in the amount of R$13 million, or 8.7%, refers, mainly, to the higher activity of the capital market in the first quarter of 2016.

It is important to note that variations recorded in this income derive from the volatile performance of the capital market.

  56  Economic and Financial Analysis Report – March 2016

              Economic and Financial Analysis

Personnel and Administrative Expenses

R$ million	1Q16	4Q15	1Q15	Variation				As a % of 1Q16
				Quarter		12M
				Amount	%	Amount	%
Personnel Expenses
Structural	3,025	3,159	2,813	(133)	(4.2)	212	7.5	38.4
Payroll/Social Charges	2,212	2,309	2,063	(97)	(4.2)	149	7.2	28.1
Benefits	813	850	750	(37)	(4.4)	63	8.4	10.3
Non-Structural	728	680	632	48	7.1	96	15.2	9.3
Management and Employee Profit Sharing	451	390	397	61	15.6	54	13.6	5.7
Provision for Labor Claims	159	187	139	(28)	(15.0)	20	14.4	2.0
Training	19	44	23	(25)	(56.8)	(4)	(17.4)	0.2
Termination Costs	99	59	73	40	67.8	26	35.6	1.3
Total	3,754	3,839	3,445	(85)	(2.2)	309	9.0	47.7

Administrative Expenses
Outsourced Services	993	1,142	904	(149)	(13.0)	89	9.8	12.6
Depreciation and Amortization	566	559	506	7	1.3	60	11.9	7.2
Data Processing	446	465	363	(19)	(4.1)	83	22.9	5.7
Communication	419	416	391	3	0.7	28	7.2	5.3
Rental	241	250	230	(9)	(3.6)	11	4.8	3.1
Asset Maintenance	234	274	240	(40)	(14.6)	(6)	(2.5)	3.0
Financial System Services	228	228	198	-	-	30	15.2	2.9
Advertising and Marketing	221	406	133	(185)	(45.6)	88	66.2	2.8
Transportation	166	171	157	(5)	(2.9)	9	5.7	2.1
Security and Surveillance	166	156	149	10	6.4	17	11.4	2.1
Water, Electricity and Gas	103	96	78	7	7.3	25	32.1	1.3
Materials	79	86	78	(7)	(8.1)	1	1.3	1.0
Trips	27	44	29	(17)	(38.6)	(2)	(6.9)	0.3
Other	227	281	183	(54)	(19.2)	44	24.0	2.9
Total	4,116	4,574	3,639	(458)	(10.0)	477	13.1	52.3
Total Personnel and Administrative Expenses	7,870	8,413	7,084	(543)	(6.5)	786	11.1	100.0
Employees	91,395	92,861	94,976	(1,466)	(1.6)	(3,581)	(3.8)
Service Points (1)	63,552	65,851	74,917	(2,299)	(3.5)	(11,365)	(15.2)
(1) The reduction refers to (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”; and (iii) to the decrease of the Bradesco Expresso correspondents.

The total Personnel and Administrative Expenses amounted to R$7,870 million in the first quarter of 2016, with a decrease of 6.5%, or R$543 million, in comparison with the previous quarter. Compared with the same period of the previous year, total Personnel and Administrative Expenses presented a growth of 11.1%, or R$786 million.

Personnel Expenses

The total personnel expenses amounted to R$3,754 million in the first quarter of 2016, demonstrating a decrease of 2.2%, or R$85 million, in comparison to the previous quarter, due to the "structural" and "non-structural" portion variation. In the "structural" portion, the reduction of expenses by

R$133 million originated, to a large extent, from the higher concentration of vacation, characteristic of the first quarter of each year, with an impact in the amount of R$102 million.

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Personnel and Administrative Expenses

In the "non-structural" portion, the increase of R$48 million substantially reflects higher expenses with the profit sharing of the administrators and employees (PLR), in the amount of R$61 million.

In the comparison between the first quarter of 2016 and the same period of the previous year, the increase of R$309 million, or 9.0%, value that is below the levels of salary readjustments deriving from the collective agreement, was mainly due to: (i) the "structural" portion variation, related to the increase in expenses with payroll, social charges and benefits, totaling R$212 million, that was impacted by higher salaries, in accordance with 2015 collective agreement; and (ii) the "non-structural" portion variation, in the amount of R$96 million, mainly due to higher expenses in: (a) profit sharing of the administrators and employees (PLR), in the amount of R$54 million; and (b) provision for labor lawsuits, in the amount of R$20 million.

Increase in the Number of Employees

Administrative Expenses

The administrative expenses totaled R$4,116 million in the first quarter of 2016, presenting a decrease of R$458 million, or 10.0%, compared with the previous quarter, mainly due to (i) the seasonal effect of higher expenses incurred in the fourth quarter of each year, highlighting advertising and publicity, in the amount of R$185 million, due to the higher concentration of actions related to the Institutional Campaign and to support the offer of products and services; combined (ii) lower volume of business and services, as a result of seasonality at the end of the year; and (iii) of the fewer number of business days, impacting in lower expenses with: (a) outsourced services, totaling R$149 million; (b) maintenance and conservation of goods, totaling R$40 million, and (c) data processing, totaling R$19 million.

The 13.1% increase or R$477 million in the comparison between the first quarter of 2016 and the same period of the previous year, was due, mainly, to the increasing expenses with: (i) growth in business and services volumes in the period; (ii) contractual adjustments; (iii) the effect of the actions of advertising and publicity; and offset: (iv) by optimizing the Service Points.

Operating Coverage Ratio (1)

In the quarter, the coverage ratio over the last 12 months remained practically stable in comparison with the previous quarter, mainly due to ongoing cost control efforts, including (a) the initiatives of our Efficiency Committee and (b) investments in Information Technology, which added up to R$1.390 billion in the first quarter of 2016; and (c) measures applied to increase the offer of products and services to the entire client base.

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Tax Expenses

Tax expenses totaled R$1,418 million  in the first quarter of 2016, presenting a decrease of R$232 million, or 14.1% in relation to the previous quarter,  basically, due to (i) the increase, in the fourth quarter of 2015, of the tax bases of PIS/Cofins, impacted, in part, by higher revenues generated by the receipt of interest on own capital from the companies of Organização Bradesco; and partially offset by: (ii) the increase of expenses with the IPTU due to the advanced payment of this tax.

In the comparison between the first quarter of 2016 and the same period of the previous year, such expenses increased R$109 million, or 8.3%, basically due to the increase in expenses with PIS/Cofins/ISS, derived from the increase in taxable income in the period, mainly, of the fee and commission income and net interest income.

Equity in the earnings (losses) of affiliates

In the first quarter of 2016, equity in the earnings (losses) of affiliates registered R$40 million, a decrease of R$53 million compared with the previous quarter, and an increase of R$60 million compared with the same period of the previous year, basically due to the equity in the earnings (losses) obtained with the affiliated "IRB – Brasil Resseguros".

Non-Operating Income

In the first quarter of 2016, non-operating income posted a loss of R$87 million, an increase of R$19 million both in comparison with the previous quarter and the first quarter of 2015, essentially, due to greater non-operating expenses (such as losses on sale of foreclosed assets/other) in the period.

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Corporate Governance

Bradesco’s Management is made up of the Board of Directors and the Board of Executive Officers, being the Board of Directors composed of eight members, of which seven external members, including the Chairman (Mr. Lázaro de Mello Brandão), and one internal member (the Chief Executive Officer, Mr. Luiz Carlos Trabuco Cappi), elected at the Annual Shareholders’ Meeting and for whom re-election is eligible. The Board of Directors elects the members of the Board of Executive Officers.

The Board of Directors is advised in its activities, by six (6) Committees, being two (2) of which are Statutory Committees (Audit and Compensation) and four (4) of which are Non-Statutory Committees (Ethical Conduct, Internal Controls and Compliance, Integrated Risk Management and Capital Allocation and Sustainability). Several Executive Committees report to the Board of Executive Officers.

As the main oversight agencies of its administrative/operational structure, in addition to the stated Audit Committee, Bradesco counts on the permanent Fiscal Council, elected by the shareholders, and with Internal Audit, subordinate to the Board of Directors.

In 2001, Bradesco voluntarily adhered to Level 1 Corporate Governance of BM&FBovespa, as well as to the Code of Self-Regulation and Best Practices for Publicly Held Companies, issued by the Brazilian Association of Publicly Held Companies (ABRASCA), in 2011.

Further information is available on Bradesco’s Investor Relations website (www.bradescori.com.br – Corporate Governance Section).

Investor Relations area – RI

The commitment to transparency, the democratization of information, punctuality and search for better practices are essential factors and are constantly reinforced by Bradesco’s Investor Relations area.

In the first quarter of 2016, there were 139 events promoted with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting over 1,500 investors.

Aligned to the best practices of Corporate Governance and seeking to innovate its reporting process, Bradesco launched this quarter, its first Integrated Report, referring to 2015.

The document presents institutional, business and financial information, besides the sustainability practices and initiatives in a single publication, also considering the transformations that have an impact on our business – the global megatrends, economy, sporting events, and the political scenario, among others – and Bradesco’s prospects for the future.

The report follows the aspects proposed through the structure of the integrated report recommended by the International Integrated Reporting Council (IIRC) and advances in the Basic Principles and Elements of Content, for the effective integration of information. The publication is also aligned with the Global Reporting Initiative (GRI) for the 10th consecutive year, considering the premises of the most current version (G4) of the structure for the process of drafting corporate reports. The document is available on the Investor Relations website (www.bradesco.com.br/ri).

Sustainability

Dow Jones Sustainability Indexes (DJSI)

As part of a continuous process of improvement, discussion of opportunities and innovations, we held for the 5th consecutive year, workshops for the internal public participating in the DJSI (Dow Jones Sustainability Indexes) process, with the coordination of a specialist from RobecoSAM, responsible for the evaluation of the corporate sustainability of companies that compose the indexes.

The themes addressed were: Attraction and Retention of Talents; Eco-efficiency; Fiscal Strategy; Risk and Crisis Management; and Risks and Business Opportunity. The occasion enabled an in-depth understanding of the themes, acknowledgment of the best practices of the companies composing the index, in addition to evaluating opportunities for improvement in our management.

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Bradesco Shares

Number of Shares – Common and Preferred Shares

In thousands	Mar16	Dec15	Mar15
Common Shares	2,772,226	2,520,695	2,520,886
Preferred Shares	2,759,659	2,508,781	2,513,583
Subtotal – Outstanding Shares	5,531,885	5,029,476	5,034,469
Treasury Shares	21,717	19,253	14,260
Total	5,553,602	5,048,729	5,048,729

In March 2016, Bradesco’s Capital Stock stood at R$51.1 billion, composed of 5,553,602 thousand shares, made up of 2,776,801 thousand common shares and 2,776,801 thousand preferred shares, as book entries and without par value.

Cidade de Deus Cia. Comercial de Participações is Bradesco’s largest shareholder, which directly holds 48.5% of voting capital and 24.3% of total capital.

Shareholders of Cidade de Deus Cia. Comercial de Participações belong to the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., a company controlled by Fundação Bradesco and by the BBD Participações S.A., whose shareholders are the majority of the members of the Board of Directors of the Statutory Board of Executive Officers of Bradesco and more senior officers.

Number of Shareholders – Domiciled in Brazil and Abroad

	Mar16%		Ownership of Capital (%)	Mar15%		Ownership of Capital (%)
Individuals	326,146	89.9	21.0	322,482	89.7	21.6
Companies	35,744	9.8	45.0	35,937	10.0	45.2
Subtotal Domiciled in Brazil	361,890	99.7	66.0	358,419	99.7	66.8
Domiciled Abroad	1,188	0.3	34.0	1,250	0.3	33.2
Total	363,078	100.0	100.0	359,669	100.0	100.0

In March 2016Bradesco had 363,078shareholders, 361,890residing in Brazil representing 99.7% of the total number of shareholders holders of 66.0% shares.	The amount of shareholders residing abroad was 1,188, representing 0.3% of the number of shareholders of 34.0% total shares.

Average Daily Trading Volume of Shares

During the first three months of 2016, the average daily trading volume of our shares on the New York Stock Exchange (NYSE) and on BM&FBovespa reached R$768 million, which is the highest value presented in the series below.

This amount was 18.7% higher than the average daily trading volume in the previous year, mainly due to the trading of Bradesco ADRs on the NYSE.

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Bradesco Shares

Appreciation of Preferred Shares - BBDC4

The graph shows the change in Bradesco’s preferred shares, taking into account the reinvestment of dividends (it includes Interest on the Stockholders’ Equity), compared to the Ibovespa.

If, by late December 2005, R$100 were invested, Bradesco’s shares would be worth approximately R$277 at the end of March 2016, which is a higher appreciation compared to that which was presented by Ibovespa within the same period.

Share and ADR Performance (1)

In R$ (unless otherwise stated)	1Q16	4Q15	Variation %	1Q16	1Q15	Variation %
Adjusted Net Income per Share	0,82	0,91	(9,9)	0,82	0,85	(3,5)
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0,23	0,27	(14,8)	0,23	0,24	(4,2)
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0,26	0,30	(13,3)	0,26	0,26	-

In R$ (unless otherwise stated)	Mar16	Dec15	Variation %	Mar16	Mar15	Variation %
Book Value per Common and Preferred Share	18.21	17.68	3.0	18.21	16.67	9.2
Last Trading Day Price – Common Shares	30.08	20.50	46.7	30.08	29.98	0.3
Last Trading Day Price – Preferred Shares	27.07	19.28	40.4	27.07	29.52	(8.3)
Last Trading Day Price – ADR ON (US$)	8.60	5.22	64.8	8.60	9.70	(11.3)
Last Trading Day Price – ADR PN (US$)	7.45	4.81	54.9	7.45	9.28	(19.7)
Market Capitalization (R$ million) (2)	143,720	100,044	43.7	143,720	150,532	(4.5)

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

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Bradesco Shares

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco preferred shares (BBDC4). In April 2016, we analyzed six reports prepared by these analysts.	Their recommendations and a general consensus on the target price for March 2017 can be found below:

Recommendations %		Target Price in R$ for Mar17

Buy	50.0	Average	28.2
Keep	33.4	Standard Deviation	5.1
Sell	16.7	Higher	37.0
Under Analysis	-	Lower	22.0

For more information on the target price and the recommendations of each market analyst that monitors the performance of Bradesco shares, go to our Shareholders Relationship website at:  www.bradescori.com.br > Information to Shareholders > Analysts’ Consensus.

Market Capitalization

On March 31, 2016, Bradesco’s market capitalization, considering the closing prices of Common and Preferred shares, was R$143.7 billion, an increase of 43.7% compared to December 2015.	It is worth mentioning that the Ibovespa index increased 15.5% in the same period.

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Main Indicators

Price/Earnings Ratio(1):

Indicates a possible number of years within which the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Price to Book Ratio:

Indicates the multiple by which Bradesco’s market capitalization exceeds its book value.

Dividend Yield (1) (2):

It is the ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net profit.

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Dividends/Interest on Shareholders’ Equity – JCP

During the first three months of 2016, R$1,451 million was assigned to shareholders as interest on shareholders’ equity (JCP) and the total JCP assigned to shareholders accounted for 37.0% of the net profit for the 12-month period and, considering the income tax deduction and JCP assignments, it was equivalent to 32.3% of the net profit.

Weight on Main Stock Indexes

Bradesco shares are listed in Brazil’s main stock indexes, including IBrX-50 and IBrX-100 (indexes that measure the total return of a theoretical portfolio composed of 50 and 100 shares, respectively, selected from among the most traded shares on BM&FBovespa), IBrA (Broad Brazil Index), IFNC (Financial Index, composed of banks, insurance companies and financial institutions), ISE (Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index), ICO2 (index composed of shares of companies listed in the IBrX-50 index and that accepted taking part in this initiative by adopting transparent greenhouse gas emission practices) and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest capitalization companies listed).

Abroad, Bradesco shares are listed on the Dow Jones Sustainability World Index of the NYSE, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

Mar16	In % (1)
Ibovespa	10.2
IBrX-50	10.4
IBrX-100	9.3
IBrA	9.1
IFNC	22.5
ISE	6.7
IGCX	6.9
IGCT	11.4
ITAG	12.1
ICO2	15.0
MLCX	10.0
Source: Bloomberg

(1) Represents the Bradesco shares’ weight on Brazil’s main stock indexes

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Market Share of Products and Services

Market shares held by Bradesco in the Banking and Insurance industries and in the Customer Service Network are presented below.

Banks – Source : Brazilian Central Bank (Bacen)
Demand Deposits	N/A	7.2	12.2	12.9
Savings Deposits	N/A	13.8	14.0	13.8
Time Deposits	N/A	8.7	10.0	9.6
Loan Operations	9.8 (1) (3)	9.9 (1)	10.1	10.3
Loan Operations - Private Institutions	22.5 (1) (3)	22.3 (1)	22.2	22.2
Loan Operations - Vehicles Individuals (CDC + Leasing)	13.2 (1) (3)	13.3 (1)	13.1	13.3
Payroll-Deductible Loans	12.7 (1) (3)	12.6 (1)	12.1	11.7
Number of Branches	20.1	20.0	20.4	20.4
Banks – Source: Social Security National Institute (INSS)/Dataprev
Benefit Payment to Retirees and Pensioners	27.7	27.5	26.8	26.6
Banks – Source: Anbima
Managed Investment Funds and Portfolios	19.3	19.4	18.4	18.8
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Pension Plan and Capitalization Bond Premiums	25.3 (3)	25.5	23.5	24.4
Insurance Premiums (including Long-Term Life Insurance - VGBL)	24.9 (3)	25.2	22.9	24.1
Life Insurance and Personal Accident Premiums	18.7 (3)	17.7	17.7	17.3
Auto/Basic Lines Insurance Premiums	9.2 (3)	9.5	9.9	10.1
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	11.0 (3)	11.8	12.1	12.7
Health Insurance Premiums	50.9 (3)	49.3	48.0	46.2
Income from Pension Plan Contributions (excluding VGBL)	28.3 (3)	29.5	28.5	30.2
Capitalization Bond Income	27.4 (3)	25.6	27.7	24.4
Technical Reserves for Insurance, Pension Plans and Capitalization Bonds	26.7 (3)	26.8	26.9	27.3
Income from VGBL Premiums	26.9 (3)	28.7	23.2	28.1
Income from Unrestricted Benefits Generating Plans (PGBL) Contributions	23.6 (3)	25.5	23.9	24.1
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Pension Plan Investment Portfolios (including VGBL)	28.8 (3)	29.2	30.0	30.5
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	17.1 (2)	17.2	19.2	19.3
Consortia – Source: Bacen
Real Estate	27.9 (3)	28.7	27.7	27.7
Auto	28.8 (3)	28.5	27.7	27.4
Trucks, Tractors and Agricultural Implements	17.5 (3)	17.3	16.3	17.8
International Area – Source: Bacen
Export Market	16.0	15.3	15.0	17.3
Import Market	11.5	12.2	10.1	13.0

(1)   SFN data is preliminary;

(2)   Reference Date: Jan/16; and

(3)   Reference Date: Feb/16.

N/A – Not available.

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Market Share of Products and Services

Branch Network

Region	Mar16		Market Share	Mar15		Market Share
	Bradesco	Market		Bradesco	Market
North	273	1,143	23.9%	276	1,137	24.3%
Northeast	847	3,584	23.6%	846	3,630	23.3%
Midwest	337	1,801	18.7%	345	1,821	18.9%
Southeast	2,320	11,679	19.9%	2,421	11,907	20.3%
South	732	4,235	17.3%	773	4,322	17.9%
Total	4,509	22,442	20.1%	4,661	22,817	20.4%

Ratings

Fitch Ratings
International Scale						Domestic Scale
Viability	Support	Domestic Currency		Foreign Currency		Domestic
bbb-	3	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
		BBB-	F3	BBB-	F3	AAA(bra)	F1+(bra)

Moody´s Investors Service
International Scale						Domestic Scale
Domestic Currency Deposit				Foreign Currency Deposit		Domestic Currency
Long Term		Short Term		Long Term	Short Term	Long Term	Short Term
Ba2		NP		Ba3	NP	Aa2.br	BR-1

Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term		Long Term	Short Term
BB	B	BB	B	brAA-	brA-1	AA+	brAAA	brA-1

%	Mar16	Dec15	Sept15	Jun15	Mar15	Dec14	Sept14	Jun14
Demand Deposits
Rate (1)	45	45	45	45	45	45	45	45
Reserve Requirements (3)	34	34	34	34	34	34	34	34
Reserve Requirements (Microfinance)	2	2	2	2	2	2	2	2
Free	19	19	19	19	19	19	19	19
Savings Deposits
Rate (4)	24.5	24.5	24.5	24.5	20	20	20	20
Additional (2)	5.5	5.5	5.5	5.5	10	10	10	10
Reserve Requirements	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (2) (5)	25	25	25	20	20	20	20	20
Additional (2)	11	11	11	11	11	11	11	11
Free	64	64	64	69	69	69	69	69

(1) Collected in cash and not remunerated;

(2) Collected in cash with the Special Clearance and Custody System (Selic) rate;

(3) At Bradesco, reserve requirements are applied to Rural Loans;

(4) Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until 05/03/2012, and TR + 70% of the Selic rate for deposits made as of May 4, 2012, when the Selic rate is equal to or lower than 8.5% p.a.; and

(5) Amendment of the rate from the calculation period of August 31 to September 4, 2015, according to Circular No. 3,756/15 of the Central Bank.

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Investments in Infrastructure, Information Technology and Telecommunications

Bradesco, always focused on offering its clients convenience, autonomy and security, Bradesco continues investing in technologies that allow the launch of products and services increasingly appropriate to the needs of its various audiences. We highlight:

•      Launched in 2015, the electronic service via voice command of Fone Fácil (telephone service) has been improved and now it is possible to carry out faster, more secure and simpler DOC and TED transactions, without having to speak to an attendant. The service is interactive and guides the service correctly, until it is completed;

•      The Trading application of Bradesco also has novelties. Now, in addition to the services of monitoring orders and gaining access to indexes, indicators and currencies, you can check online quotes, the book of offers, important news on rises and falls in stocks, instant bank payment slip, among other improvements, which have become the most modern and interactive platform for clients interested in investing in shares, future markets and gold;

•      Things have also gotten easier for Bradesco Seguros clients with the launch of two new services: the "Disk Portabilidade", a center that provides consultancy to Relationship Managers of branches with the objective of facilitating the process of migrating to a pension plan with Bradesco, and the service, via SMS, offered by Bradesco Saúde, which informs the insured on the progress of their reimbursement request;

•      Retirees and pensioners who receive their benefits from INSS through Bradesco and have already registered in the biometrics may use the Banco24Horas network with their INSS Bradesco account card. It is possible to withdraw, check the balance and prove you are still alive;

•      For hearing impaired clients, the ATMs provide a digital interpreter in Libras (Brazilian sign language), for withdrawals. The solution provides a step-by-step translation of the operation, from the beginning until its conclusion. The transaction in Libras at the ATM is a novelty in Brazil and is available in a similar form in few banks around the world;

•      In addition to the launches, the period was also of consolidation. Bradesco surpassed the mark of 4 million clients with the cell phone Token, more than 38 million transactions without the use of a card and more than 630 thousand cards from other banks in ATMs;

•      Envisaging this technological update, Bradesco has installed new connectivity equipment, used to interconnect the large computers that process the client transactions, with gains in performance and cost reduction in maintenance, electricity and physical space; and

•      The equipment park for data storage was also updated, aiming to expand the installed capacity, using solid state technology that provides higher speed of access to data in the processing of client transactions. These initiatives assisted in the achievement, in this first quarter, of the highest rate of availability of the Central System in recent years.

As a prerequisite for its continuous expansion, Bradesco has invested R$1,390 million in Infrastructure, Information Technology and Telecommunications in the first quarter of 2016. The total amount invested over recent years, including infrastructure (facilities, restorations, improvements, furniture and fixtures), can be found below:

R$ million	1Q16	2015	2014	2013	2012
Infrastructure	259	1,268	1,049	501	718
Information Technology and Telecommunications	1,131	4,452	3,949	4,341	3,690
Total	1,390	5,720	4,998	4,842	4,408

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Risk Management

Risk management activity is highly strategic due to the increasing complexity of services and products and the globalization of Bradesco’s business. The dynamism of the market forces Bradesco to engage in the continuous improvement of this activity in pursuit of better practices, which has allowed Bradesco to use its internal market risk models, which were already in force, to calculate regulatory capital, since January 2013.

Bradesco controls corporative risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from every level of the organization, from the business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of Bradesco’s complex financial products and activity profile.

Detailed information on the risk management process, Capital, as well as Bradesco’s risk exposure, can be found in the Risk Management Report, available on the Investor Relations website: www.bradescori.com.br.

Capital Management

The Capital Management structure aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives defined by Bradesco, through an adequate capital sufficiency planning. This structure is comprised of Executive Committees and one Non-Statutory Committee, which assist the Board of Directors and Board of Executive Officers in the decision-making process.

In addition to the Committee structure, Bradesco has a department responsible for the capital management centralization, named Capital Management and Internal Capital Adequacy Assessment Process (ICAAP), subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and the Bradesco’s supporting areas.

On an annual basis, it is devised the capital plan which is approved by the Board of Executive Officers and Board of Directors. It is also aligned with the strategic plan and encompasses a prospective outlook of at least three years. The process of developing this plan considers threats and opportunities, market share and development goals, capital requirement projections based on risks, as well as capital held by Bradesco. Such projections are constantly monitored and controlled by the capital management area.

With the implementation of the capital management structure, an internal process has been established to assess capital adequacy (ICAAP), which provides conditions to assess capital sufficiency in accordance with the base and stress scenarios, in a prospective outlook to identify capital and contingency actions to be taken in the respective scenarios. Capital adequacy and sufficiency information represent essential tools to manage and support the decision-making process.

Additional information on the capital management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, on the Investor Relations website: www.bradescori.com.br.

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  Return to Shareholders

Basel Ratio

In March 2016, the Capital of the Prudential Conglomerate reached the amount of R$100,452 million, compared to assets weighted by the risk of R$595,757 million. The total Basel ratio, in the Prudential Conglomerate, presented an increase of 0.1 p.p., from 16.8% in December 2015 to 16.9% in March 2016, and the Principal Capital from 12.7% in December 2015 to 12.9% in March 2016, impacted, basically due to: (i) the increase of Shareholder's Equity, due to the increment of the results in the quarter; (ii) the decrease of assets weighted by the credit and market risk; and offset: (iii) the increase of prudential adjustments, from R$11,400 million in December 2015, to R$ 16,626 million in March 2016, due to changes in the application of prudential adjustments defined by CMN Resolution No. 4,192/13, from 40% in December 2015 to 60% as of January 2016.

Additionally, it is important to stress that in the first quarter of 2016, Central Bank authorized the use of Subordinated Letters of Credit to compose Tier II, the amount (with interest) of which restated on March 31, 2016 reached R$996 million.

R$ million	Basel III
	Prudential Conglomerate (1)					Financial Conglomerate
	Mar16	Dec15	Sept15	Jun15	Mar15	Dec14	Sept14	Jun14
Calculation Basis
Capital	100,452	102,825	93,090	97,016	93,608	98,605	95,825	94,090
Tier I	76,704	77,507	73,577	77,503	74,095	77,199	74,127	71,892
Common Equity	76,704	77,507	73,577	77,503	74,095	77,199	74,127	71,892
Shareholders' Equity	93,330	88,907	86,233	86,972	83,937	81,508	79,242	76,800
Prudential Adjustments provided for in CMN Resolution 4,192/13 (2)	(16,626)	(11,400)	(12,656)	(9,469)	(9,842)	(4,309)	(5,115)	(4,908)
Tier II	23,748	25,318	19,513	19,513	19,513	21,406	21,698	22,198
Subordinated debt (before CMN Resolution nº 4,192/13)	16,725	19,513	19,513	19,513	19,513	21,406	21,698	22,198
Subordinated debt (according to CMN Resolution nº 4,192/13) (3)	7,023	5,805	-	-	-	-	-	-
Risk-Weighted Assets (RWA)	595,757	612,217	643,924	607,226	614,577	597,213	588,752	596,457
Credit Risk	543,260	556,441	585,507	552,852	557,018	544,798	534,165	548,600
Operating Risk	38,502	37,107	37,107	39,117	39,117	30,980	30,980	29,853
Market Risk	13,996	18,670	21,310	15,257	18,442	21,435	23,607	18,004
Total Ratio	16.9%	16.8%	14.5%	16.0%	15.2%	16.5%	16.3%	15.8%
Tier I Capital	12.9%	12.7%	11.4%	12.8%	12.1%	12.9%	12.6%	12.1%
Common Equity	12.9%	12.7%	11.4%	12.8%	12.1%	12.9%	12.6%	12.1%
Tier II Capital	4.0%	4.1%	3.0%	3.2%	3.1%	3.6%	3.7%	3.7%
Subordinated debt (before CMN Resolution nº 4,192/13)	2.8%	3.2%	3.0%	3.2%	3.1%	3.6%	3.7%	3.7%
Subordinated debt (according to CMN Resolution nº 4,192/13) (3)	1.2%	0.9%	-	-	-	-	-	-

(1) From October 2013, the Capital started being calculated based on CMN Resolution No. 4,192/13, which establishes that the determination is done based on the Conglomerate Financial Results until December 2014 and the Prudential Conglomerate Results as per January 2015;
(2) Criteria used, as of October 2013 by CMN Resolution No. 4,192/13 (including subsequent amendment); and
(3) In March 2016, the Central Bank authorized the use of Subordinated Letters of Credit to compose Tier II.

  74  Economic and Financial Analysis Report - March 2016

          Independent Auditors’ Report

Limited Assurance Report about Supplementary Accounting information included within the Economic and Financial Analysis Report

To

Directors of

Banco Bradesco S.A.

Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the consolidated supplementary accounting information of Banco Bradesco S.A. as of March 31, 2016 and for the three-month period ended as of March 31, 2016, in the form of a limited assurance conclusion if, based on our engagement performed, nothing has come to our attention that causes us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, based on the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a meaningful level of limited assurance about whether we did not became aware of any fact that could lead us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, to the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

The procedures selected were based on our understanding of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements.

Limited assurance is less than absolute assurance and reasonable assurance. Procedures to gather information to a limited assurance engagement are more limited than to a reasonable assurance engagement and, therefore, we obtain less assurance than a reasonable assurance engagement; consequentely, we do not express neither an audit opinion nor a reasonable assurance over the supplementary accounting information included within the Economic and Financial Analysis Report.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

  76  Report on Economic and Financial Analysis – March 2016

Independent Auditors’ Report

Limited Assurance Report about Supplementary Accounting information included within the Economic and Financial Analysis Report

Criteria for preparing the supplementary accounting information

The consolidated supplementary accounting information disclosed within the Economic and Financial Analysis Report, as of March 31, 2016 and for the three-month period ended as of March 31, 2016 has been prepared by the Management of Bradesco, based on the information contained in the March 31, 2016 consolidated financial statements and the accounting criteria described within the Economic and Financial Analysis Report, in order to facilitate additional analysis, without, however, being part of the consolidated financial statements disclosed on this date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

Based on the procedures performed we did not became aware of any fact that lead us to believe that the consolidated supplementary accounting information included within the Economic and Financial Analysis Report are not presented accurately, in all material respects, in accordance with the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Osasco, April 27, 2016

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

Bradesco    77

                   Independent Auditors’ Report

(This page has been left blank intentionally)

  78  Report on Economic and Financial Analysis – March 2016

Bradesco

COMPLETE FINANCIAL STATEMENTS

1st QUARTER 2016

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Management Report

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A related to the period ended March 31, 2016, in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

The risks present in the world economy remain significant, sustaining expansionist monetary policies by the main central banks. The international deflationary scenario and the weakening of the dollar in relation to other currencies, in conjunction with the slowdown in domestic demand, must contribute to the gradual deceleration of inflation in Brazil. The contraction of the GDP was given more moderately in the first quarter of 2016. The adjustment in the external accounts continues, while the balance of the public accounts remains the main challenge for long-term fiscal sustainability.

The Organization, always committed to the economic and social growth of Brazil, develops its activities with the highest levels of efficiency and transparency, seeking to democratize the banking services, apply the most updated practices of Corporate Governance and achieve the best results, so as to provide greater return to shareholders and investors.

Bradesco recorded, in the quarter, Net Profit of R$4.121 billion, equivalent to R$0.82 per share and profitability of 17.5% over the average Shareholders’ Equity(*). The return on Average Total Assets was 1.6%.

In gross values, regarding Interest on Own Capital, the shareholders received R$1.451 billion, in the period from January to March 2016, whereby R$273.240 million was paid in the form of monthly payments and R$1.178 billion in provisioned payments.

The taxes and contributions, including pensions, paid or provisioned, added up to R$10.039 billion in the period, whereby R$2.675 billion was related to withheld taxes and collected from third parties and R$7.364 billion calculated based on the activities developed by the Organization, equivalent to 178.7% of the Net Profit.

At the end of the quarter, the realized Capital Stock was of R$51.100 billion, which included the increase of R$8 billion, with a bonus of 10% in shares, through the use of part of the account balance "Reserves from Profits – Statutory Reserve", deliberated in the Extraordinary General Meeting held on March 10, 2016 and approved by the Brazilian Central Bank on April 4. With this, the monthly interest on own capital related to the month of May/2016, to be paid on June 1, 2016, will be incremented by 10%. In the same Meeting, the cancellation of the increase of the share capital by the private subscription of shares deliberated in the Extraordinary General Meeting of December 17, 2015 was ratified, in the amount of R$3 billion. Added to the Equity Reserves of R$42.230 billion, it resulted in a Shareholders’ Equity of R$93.330 billion, with a growth of 11.2% in the same period of the previous year, corresponding to the equity value of R$18.56 per share.

Based on the calculation of the price of its shares, the Market Value of Bradesco, on March 31, 2016, reached R$143.720 billion, equivalent to 1.5 times the Accounting Shareholders’ Equity.

Please note that the Managed Shareholders’ Equity is equivalent to 9.2% of the Consolidated Assets, which add up to R$1.024 trillion, with a growth of 6.6% on March 2015. Thus, the index of solvency reached 16.9%, higher, than the minimum of 10.5% established by Resolution No. 4,193/13 of the National Monetary Council, in compliance with the Basel Committee. At the end of the quarter, the immobilization index, regarding the Reference Equity, was of 34.0%, in the Prudential Consolidation, therefore falling into the maximum limit of 50%.

In compliance with Article 8 of Brazilian Central Bank Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity those securities classified under “held-to-maturity securities”.

In the Organization, on March 31, 2016, the total resources captured and administered totaled R$1.516 trillion, 10.9% higher in comparison to the previous year, thus distributed:

R$413.276   billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase;

R$596.440   billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 21.1% increase;

R$274.927   billion in the Exchange Portfolio, Borrowings and On-lendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil, a 21.4% increase;

R$182.973   billion in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds, up by 16.3%; and

R$48.376     billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and On-lendings Overseas, equivalent to US$13.593 billion.

80                 Economic and Financial Analysis Report – March 2016

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Management Report

In the expanded concept, the consolidated credit operations, at the end of the quarter, totaled R$462,475 billion, including in this amount:

R$98.686     billion in Consumption Finance, which includes R$17.540 billion of credit receivables from Credit Cards;

R$69.420     billion of Guarantees and Sureties;

R$29.079     billion related to operations of transfer of internal and external resources, originating mainly from the BNDES - Banco Nacional de Desenvolvimento Econômico e Social (National Bank for Social and Economic Development), excelling as one of the main distributing agent of loans;

R$20.586     billion in business in the Rural Area;

R$9.087       billion in Advances on Exchange Contracts, for an Export Financing portfolio total of US$10.776 billion.

R$2.742       billion in Commercial Lease; and

US$2.390     billion in Import Finance in Foreign Currency operations.

For the activities in Real Estate Loans, the Organization, in the quarter, destined resources to the total of R$3.031 billion for the construction and acquisition of home-ownership, comprising 13,155 properties.

Bradesco BBI, investment bank of the Organization, advises clients on issuing shares, merger and acquisition operations, structuring and distribution of debt instruments, including debentures, promissory notes, CRIs, real estate funds, FIDCs and bonds, in Brazil and Abroad, besides structured corporate finance operations and the financing of projects under the modality of Project Finance. In the quarter, transactions were made with a volume of over R$25.877 billion.

Reaffirming their prominent position in the market in the areas of Insurance, Capitalization and Open Supplementary Pension Plans, Grupo Bradesco Seguros recorded, on March 31, 2016, a Net Profit of R$1.380 billion and a Shareholders’ Equity of R$22.834 billion. The net insurance premiums issued, pension contributions and income from capitalization reached a total of R$15.186 billion, an increase of 11.4% in comparison to the same period last year.

The Organization’s Customer Service Network, present in all the regions of Brazil and in various cities Abroad, on March 31, 2016, with 63,552 points, equipped simultaneously with 31,668 machines of the Rede de Autoatendimento Bradesco (Bradesco Customer Service Network), of which 31,178 operate also on weekends and bank holidays, besides 18,767 machines of the Rede Banco24Horas (24-Hour Auto Teller Machines), available to clients for operations of cash withdrawals, issuing statements, checking balances, requesting loans, payments and transfers between accounts. In the auto segment, with the presence of Bradesco Financiamentos, it counted on 11,181 retail points:

8,044      Branches and PAs (Service Branches) in Brazil (Branches: Bradesco 4,503, Banco Bradesco Cartões 1, Banco Bradesco Financiamentos 2, Banco Bradesco BBI 1, Banco Bradesco BERJ 1, Banco Alvorada 1; and PAs: 3,535);

3             Branches abroad, with one in New York and one in Grand Cayman of Bradesco and one in London of the subsidiary Banco Bradesco Europa;

11           Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC, Bradesco Securities, Inc., and BRAM US LLC in New York; Bradesco Securities UK Limited in London, Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Bradesco Services Co., Ltd, in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

1,069      Correspondents of Bradesco Promotora, in the segment of consigned credit;

41,953     Bradesco Expresso service points;

739         PAEs – in-company electronic service branches;

435         External Terminals in the Bradesco Network; and

11,298     ATMs in the Banco24Horas Network, with 224 terminals shared by both networks.

In accordance with Instruction No. 381/03 of the Brazilian Securities and Exchange Commission, the Organization, in the quarter, neither contracted from nor had services provided by KPMG Auditores Independentes that were not related to the external audit, at a level greater than 5% of the total fees related to external audit services. Other services provided by the external auditors were the previously-agreed procedures for reviews of, substantially, financial, fiscal and actuarial information. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which are based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

Bradesco     81

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Management Report

In the area of Human Resources, the Organization emphasizes the evolution of the training programs of UNIBRAD – Universidade Corporativa Bradesco (Bradesco Corporate University), for the professional qualification and development of its employees, so they are in permanent harmony with the market, which is becoming increasingly more demanding and competitive. In the quarter, 483 courses were given, with 54,481 participations. At the end of the period, the welfare benefits comprised 200,292 people, ensuring the well-being, improvement of the quality of life and safety of employees and their dependents.

The social action of the Organization is mainly focused on educational and assistance programs developed through Fundação Bradesco, which maintains 40 own Schools installed as a priority in regions of accentuated socio-economical deprivation, in all the Brazilian States and in the Federal District. This year, its budget is predicted to be R$593.360 million, whereby R$506.257 million destined to cover Expenses of the Activities and R$87.103 million to the investments in Infrastructure and Educational Technology, that allows the institution to offer free education and of quality to: a) 101,566 students enrolled in its schools in the following levels: Basic Education (Kindergarten to High School) and Vocational Training (High School level); Youth and Adult Education; and Preliminary and Continuing Vocational Training, focused on creating jobs and income; b) 550 thousand students who will complete at least one of the distance-learning courses on offer (EaD) through its e-learning portal; and c) 21,490 people who will benefit through partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and Technology courses (Educar e Aprender). Alimony, medical-dental assistance, school materials and uniform are ensured free-of-charge to the more than 43 thousand students of Basic Education.

The Bradesco Esportes e Educação Program (Sports and Education), in the Municipal District of Osasco, SP, the Program has Qualification and Specialist Centers to teach the modalities of Women's Volleyball and Basketball. The activities occur in their own Sports Development Center, in the Fundação Bradesco schools, in Municipal Sports Centers, in private schools and in a leisure club. Currently, two thousand girls are assisted, from the age of eight, reaffirming the social commitment and valuation of talent and plain exercise of citizenship, with actions of education, sports and health.

We recorded, in the quarter, important recognitions of Bradesco:

•       Most valuable brand in Brazil in the last 10 years, according to the ranking promoted by the IstoÉ Dinheiromagazine in partnership with consultancy firm Kantar Vermeer, linked to the British group WPP;

•       Best manager in short-term funds and shares, according to the research carried out by Fundação Getúlio Vargas; and

•       Bradesco BBI was recognized as the best investment bank of Brazil in 2016 in the 17th edition of Best Investment Banks of the World of the Global Finance magazine.

The results achieved reaffirm the effort of Bradesco to exceed expectations and always offer the best. For the results obtained, we thank the support and trust of our shareholders and clients and for the dedicated work of our employees and other collaborators.

Cidade de Deus, April 27, 2016

Board of Directors
and Board of Executive Officers

(*)  Excluding mark-to-market effect of Available-for-sale Securities recorded under Shareholders’ Equity.

82                 Economic and Financial Analysis Report – March 2016

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on March 31 – In thousands of Reais

Assets	2016	2015
Current assets	667,917,945	627,919,066
Cash and due from banks (Note 5)	18,527,203	13,353,553
Interbank investments (Notes 3d and 6)	165,338,697	195,114,953
Securities purchased under agreements to resell	155,733,284	188,689,518
Interbank investments	9,622,604	6,453,037
Allowance for losses	(17,191)	(27,602)
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 31b)	223,433,839	164,867,181
Own portfolio	187,108,058	143,668,997
Subject to unrestricted repurchase agreements	15,106,592	4,233,822
Derivative financial instruments (Notes 3f, 7d II and 31b)	12,696,499	6,374,151
Given in guarantee to the Brazilian Central Bank	64,227	4,917,855
Given in guarantee	8,386,067	5,397,703
Subject to unrestricted repurchase agreements	72,396	274,653
Interbank accounts	50,670,568	47,661,775
Unsettled payments and receipts	694,148	713,903
Reserve requirement (Note 8):
- Reserve requirement - Brazilian Central Bank	49,920,036	46,889,291
- SFH	6,486	7,707
Correspondent banks	49,898	50,874
Interdepartmental accounts	99,513	180,000
Internal transfer of funds	99,513	180,000
Loans (Notes 3g, 9 and 31b)	133,630,283	145,404,135
Loans:
- Public sector	1,722,207	1,373,418
- Private sector	150,440,425	158,995,793
Loans transferred under an assignment with recourse	720,441	88,210
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(19,252,790)	(15,053,286)
Leasing (Notes 2, 3g, 9 and 31b)	1,377,758	1,875,566
Leasing receivables:
- Private sector	2,684,085	3,722,150
Unearned income from leasing	(1,204,893)	(1,697,420)
Allowance for leasing losses (Notes 3g, 9f, 9g and 9h)	(101,434)	(149,164)
Other receivables	70,565,517	56,056,898
Receivables on sureties and guarantees honored (Note 9a-3)	166,703	89,170
Foreign exchange portfolio (Note 10a)	26,533,077	13,132,021
Receivables	1,067,496	907,726
Securities trading	1,940,777	886,739
Specific receivables	7,156	4,948
Insurance and reinsurance receivables and reinsurance assets – technical provisions	4,479,902	4,053,536
Sundry (Note 10b)	37,467,821	37,824,236
Allowance for other loan losses (Notes 3g, 9f, 9g and 9h)	(1,097,415)	(841,478)
Other assets (Note 11)	4,274,567	3,405,005
Other assets	2,354,342	1,790,481
Provision for losses	(926,476)	(669,360)
Prepaid expenses (Notes 3i and 11b)	2,846,701	2,283,884
Long-term receivables	337,473,737	315,863,145
Interbank investments (Notes 3d and 6)	384,858	726,960
Interbank investments	384,858	726,960

Bradesco     83

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on March 31 – In thousands of Reais

Assets	2016	2015
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 31b)	120,143,281	113,240,990
Own portfolio	110,734,402	72,271,310
Subject to unrestricted repurchase agreements	7,154,834	37,095,456
Derivative financial instruments (Notes 3f, 7d II and 31b)	103,536	111,710
Given in guarantee to the Brazilian Central Bank	-	1,050,140
Privatization rights	51,517	56,524
Given in guarantee	1,286,593	2,591,958
Subject to unrestricted repurchase agreements	812,399	63,892
Interbank accounts	703,669	622,313
Reserve requirement (Note 8):
- SFH	703,669	622,313
Loans (Notes 3g, 9 and 31b)	155,155,548	152,860,263
Loans:
- Public sector	1,055,400	869,381
- Private sector	156,260,561	153,606,796
Loans transferred under an assignment with recourse	6,901,266	5,182,438
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(9,061,679)	(6,798,352)
Leasing (Notes 2, 3g, 9 and 31b)	1,204,550	1,900,942
Leasing receivables:
- Private sector	2,524,671	4,012,198
Unearned income from leasing	(1,261,416)	(2,022,056)
Allowance for leasing losses (Notes 3g, 9f, 9g and 9h)	(58,705)	(89,200)
Other receivables	58,671,531	44,970,443
Receivables	14,092	10,250
Securities trading	708,666	878,782
Sundry (Note 10b)	57,970,953	44,093,826
Allowance for other loan losses (Notes 3g, 9f, 9g and 9h)	(22,180)	(12,415)
Other assets (Note 11)	1,210,300	1,541,234
Prepaid expenses (Notes 3i and 11b)	1,210,300	1,541,234
Permanent assets	18,582,556	17,243,769
Investments (Notes 3j, 12 and 31b)	6,174,390	5,424,315
Earnings (Losses) of Unconsolidated and Jointly Controlled Subsidiaries:
- In Brazil	6,031,866	5,282,872
- Overseas	2,816	2,391
Other investments	390,792	412,777
Allowance for losses	(251,084)	(273,725)
Premises and equipment (Notes 3k and 13)	5,522,537	4,701,602
Premises	1,896,427	1,499,659
Other premises and equipment	10,488,024	10,337,694
Accumulated depreciation	(6,861,914)	(7,135,751)
Intangible assets (Notes 3l and 14)	6,885,629	7,117,852
Intangible Assets	16,262,352	15,373,420
Accumulated amortization	(9,376,723)	(8,255,568)
Total	1,023,974,238	961,025,980

The accompanying Notes are an integral part of these Consolidated Financial Statements.

84                 Economic and Financial Analysis Report – March 2016

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on March 31 – In thousands of Reais

Liabilities	2016	2015
Current liabilities	660,273,647	667,408,308
Deposits (Notes 3n and 15a)	146,829,202	168,405,979
Demand deposits	22,590,729	30,092,587
Savings deposits	88,261,256	91,741,025
Interbank deposits	543,806	225,600
Time deposits (Notes 15a and 31b)	35,433,411	46,346,767
Securities sold under agreements to repurchase (Notes 3n and 15b)	185,831,083	221,652,549
Own portfolio	69,905,479	90,504,818
Third-party portfolio	114,955,640	130,579,281
Unrestricted portfolio	969,964	568,450
Funds from issuance of securities (Notes 15c and 31b)	58,139,460	50,280,080
Mortgage and real estate notes, letters of credit and others	52,057,741	48,261,329
Securities issued overseas	5,657,815	1,874,486
Structured Operations Certificates	423,904	144,265
Interbank accounts	965,790	1,119,911
Correspondent banks	965,790	1,119,911
Interdepartmental accounts	4,215,354	3,127,482
Third-party funds in transit	4,215,354	3,127,482
Borrowing (Notes 16a and 31b)	19,537,394	16,730,459
Borrowing in Brazil - other institutions	9,266	8,459
Borrowing overseas	19,528,128	16,722,000
On-lending in Brazil - official institutions (Notes 16b and 31b)	10,901,417	13,610,287
National treasury	80,766	52,086
BNDES	2,894,652	4,760,258
FINAME	7,918,808	8,785,068
Other institutions	7,191	12,875
On-lending overseas (Notes 16b and 31b)	2,203,520	1,671,809
On-lending overseas	2,203,520	1,671,809
Derivative financial instruments (Notes 3f, 7d II and 31b)	10,279,658	5,742,803
Derivative financial instruments	10,279,658	5,742,803
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	157,123,342	133,614,178
Other liabilities	64,247,427	51,452,771
Payment of taxes and other contributions	5,125,998	6,563,356
Foreign exchange portfolio (Note 10a)	17,358,002	4,686,469
Social and statutory	1,387,906	1,440,441
Tax and social security (Note 19a)	2,704,784	3,248,110
Securities trading	2,994,666	2,095,221
Financial and development funds	1,270	1,279
Subordinated debts (Notes 18 and 31b)	2,204,294	2,843,260
Sundry (Note 19b)	32,470,507	30,574,635
Long-term liabilities	269,460,963	208,955,941
Deposits (Notes 3n and 15a)	42,381,690	43,300,388
Interbank deposits	42,707	229,321
Time deposits (Notes 15a and 31b)	42,338,983	43,071,067
Securities sold under agreements to repurchase (Notes 3n and 15b)	38,233,741	16,523,964
Own portfolio	38,233,741	16,523,964

Bradesco     85

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Consolidated Statement of Financial Position on March 31 – In thousands of Reais

Liabilities	2016	2015
Funds from issuance of securities (Notes 15c and 31b)	54,477,668	37,967,210
Mortgage and real estate notes, letters of credit and others	51,132,505	31,655,861
Securities issued overseas	3,263,347	6,201,245
Structured Operations Certificates	81,816	110,104
Borrowing (Notes 16a and 31b)	4,083,331	3,033,075
Borrowing in Brazil - other institutions	9,181	14,038
Borrowing overseas	4,074,150	3,019,037
On-lending in Brazil - official institutions (Notes 16b and 31b)	24,789,068	27,323,254
BNDES	8,463,873	7,248,033
FINAME	16,325,195	20,069,610
Other institutions	-	5,611
On-lending overseas (Notes 16b and 31b)	1,334,395	-
On-lending overseas	1,334,395	-
Derivative financial instruments (Notes 3f, 7d II and 31b)	115,702	178,495
Derivative financial instruments	115,702	178,495
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	25,849,586	23,680,579
Other liabilities	78,195,782	56,948,976
Tax and social security (Note 19a)	14,812,349	9,995,425
Subordinated debts (Notes 18 and 31b)	35,566,258	35,146,366
Eligible Debt Capital Instruments (Notes 18 and 31b)	12,413,000	-
Sundry (Note 19b)	15,404,175	11,807,185
Deferred income	487,785	309,218
Deferred income	487,785	309,218
Non-controlling interests in subsidiaries (Note 21)	421,715	415,037
Shareholders' equity (Note 22)	93,330,128	83,937,476
Capital:
- Domiciled in Brazil	50,460,629	42,559,695
- Domiciled overseas	639,371	540,305
Capital reserves	11,441	11,441
Profit reserves	45,011,238	41,935,988
Asset valuation adjustments	(2,352,037)	(811,938)
Treasury shares (Notes 22c and 31b)	(440,514)	(298,015)
Attributable to equity holders of the Parent Company	93,751,843	84,352,513
Total	1,023,974,238	961,025,980

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statement of Accumulated Income on March 31 – In thousands of Reais

	2016	2015
Revenue from financial intermediation	37,541,259	31,897,648
Loans (Note 9j)	17,089,433	15,628,336
Leasing (Note 9j)	82,449	141,750
Operations with securities (Note 7h)	9,818,045	10,594,563
Financial income from insurance, pension plans and capitalization bonds (Note 7h)	8,745,312	3,654,969
Derivative financial instruments (Note 7h)	2,405,084	(224,279)
Foreign exchange operations (Note 10a)	(1,920,030)	1,165,618
Reserve requirement (Note 8b)	1,371,642	988,710
Sale or transfer of financial assets	(50,676)	(52,019)

Financial intermediation expenses	22,704,481	26,109,354
Retail and professional market funding (Note 15d)	14,282,354	12,411,920
Adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (Note 15d)	5,413,999	3,584,192
Borrowing and on-lending (Note 16c)	(2,875,467)	6,283,765
Allowance for loan losses (Notes 3g, 9g and 9h)	5,883,595	3,829,477

Gross income from financial intermediation	14,836,778	5,788,294

Other operating income (expenses)	(4,598,822)	(4,494,224)
Fee and commission income (Note 23)	4,912,817	4,481,778
- Other fee and commission income	3,351,744	3,215,755
Income from banking fees	1,561,073	1,266,023
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 20c)	15,112,091	13,574,642
- Net premiums written	15,185,588	13,634,448
- Reinsurance premiums paid	(73,497)	(59,806)
Variation in technical provisions for insurance, pension plans and capitalization bonds (Note 3o)	(5,788,949)	(5,251,460)
Retained claims (Note 3o)	(5,617,094)	(5,077,100)
Capitalization bond prize draws and redemptions (Note 3o)	(1,225,561)	(1,217,928)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(856,172)	(816,653)
Payroll and related benefits (Note 24)	(3,583,135)	(3,296,010)
Other administrative expenses (Note 25)	(3,903,882)	(3,503,544)
Tax expenses (Note 26)	(1,705,229)	(919,791)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries (Note 12b)	405,665	300,459
Other operating income (Note 27)	1,447,024	1,394,256
Other operating expenses (Note 28)	(3,796,397)	(4,162,873)
Operating income	10,237,956	1,294,070
Non-operating income (loss) (Note 29)	95,692	(33,943)
Income before income tax and social contribution and non-controlling interests	10,333,648	1,260,127
Income tax and social contribution (Notes 33a and 33b)	(6,178,026)	3,012,535
Provision for income tax	(3,121,596)	(1,119,713)
Provision for Social Contribution	(2,440,035)	(607,679)
Deferred Tax Asset	(616,395)	4,739,927
Non-controlling interests in subsidiaries	(34,211)	(28,676)
Net profit	4,121,411	4,243,986

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Statement of Changes in Shareholders’ Equity – In thousands of Reais

	Events	Capital		Capital reserves	Profit reserves		Asset valuation adjustment		Treasury shares	Retained earnings	Totais
		Paid in Capital	Unpaid Capital	Share premium	Legal	Statutory	Bradesco	Subsidiaries
	Balance on December 31, 2014	38,100,000	-	11,441	5,193,467	38,992,668	(405,477)	(85,834)	(298,015)	-	81,508,250
	Acquisition of treasury shares	5,000,000	-	-	-	(5,000,000)	-	-	-	-	-
	Asset valuation adjustments	-	-	-	-	-	(283,107)	(37,520)	-	-	(320,627)
	Net profit	-	-	-	-	-	-	-	-	4,243,986	4,243,986
Allocations:	- Reserves	-	-	-	212,199	2,537,654	-	-	-	(2,749,853)	-
	- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	-	-	(1,494,133)	(1,494,133)
	Balance on March 31, 2015	43,100,000	-	11,441	5,405,666	36,530,322	(688,584)	(123,354)	(298,015)	-	83,937,476

	Balance on December 31, 2015	46,100,000	(3,000,000)	11,441	6,052,949	44,287,857	(1,231,603)	(2,882,952)	(431,048)	-	88,906,644
	Cancellation of Capital Increase by Subscription of Shares	(3,000,000)	3,000,000	-	-	-	-	-	-	-	-
	Increase of capital stock with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	-	(9,466)	-	(9,466)
	Asset valuation adjustments	-	-	-	-	-	448,725	1,313,793	-	-	1,762,518
	Net profit	-	-	-	-	-	-	-	-	4,121,411	4,121,411
Allocations:	- Reserves	-	-	-	206,070	2,464,362	-	-	-	(2,670,432)	-
	- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	-	(1,450,979)	(1,450,979)
	Balance on March 31, 2016	51,100,000	-	11,441	6,259,019	38,752,219	(782,878)	(1,569,159)	(440,514)	-	93,330,128

The accompanying Notes are an integral part of these Consolidated Financial Statements.

88                 Economic and Financial Analysis Report – March 2016

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Consolidated Statement of Added Value Accumulated on March 31 – In thousands of Reais

Description	2016	%	2015	%
1 – Revenue	36,202,162	228.5	31,206,671	547.8
1.1) Financial intermediation	37,541,259	236.9	31,897,648	559.9
1.2) Fees and commissions	4,912,817	31.0	4,481,778	78.7
1.3) Allowance for loan losses	(5,883,595)	(37.1)	(3,829,477)	(67.2)
1.4) Other	(368,319)	(2.3)	(1,343,278)	(23.6)
2 – Financial intermediation expenses	(16,820,886)	(106.1)	(22,279,877)	(391.1)
3 – Inputs acquired from third-parties	(3,140,759)	(19.9)	(2,778,882)	(48.8)
Outsourced services	(1,048,819)	(6.6)	(948,468)	(16.6)
Communication	(372,182)	(2.3)	(345,859)	(6.1)
Data processing	(337,840)	(2.1)	(279,325)	(4.9)
Financial system services	(235,479)	(1.5)	(205,045)	(3.6)
Asset maintenance	(206,717)	(1.3)	(216,736)	(3.8)
Advertising and marketing	(191,097)	(1.2)	(113,065)	(2.0)
Material, water, electricity and gas	(171,930)	(1.1)	(150,988)	(2.7)
Security and surveillance	(165,024)	(1.0)	(148,699)	(2.6)
Transport	(163,758)	(1.0)	(154,912)	(2.7)
Travel	(25,621)	(0.3)	(26,836)	(0.5)
Other	(222,292)	(1.5)	(188,949)	(3.3)
4 – Gross value added (1-2-3)	16,240,517	102.5	6,147,912	107.9
5 – Depreciation and amortization	(797,639)	(5.0)	(751,330)	(13.2)
6 – Net value added produced by the entity (4-5)	15,442,878	97.5	5,396,582	94.7
7 – Value added received through transfer	405,665	2.5	300,459	5.3
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	405,665	2.5	300,459	5.3
8 – Value added to distribute (6+7)	15,848,543	100.0	5,697,041	100.0
9 – Value added distributed	15,848,543	100.0	5,697,041	100.0
9.1) Personnel	3,154,829	20.0	2,865,997	50.2
Salaries	1,668,606	10.5	1,514,319	26.6
Benefits	788,425	5.0	723,154	12.7
Government Severance Indemnity Fund for Employees (FGTS)	167,325	1.1	143,110	2.5
Other	530,473	3.4	485,414	8.4
9.2) Tax, fees and contributions	8,311,561	52.4	(1,662,731)	(29.1)
Federal	8,100,901	51.1	(1,841,033)	(32.3)
State	5,394	-	4,111	0.1
Municipal	205,266	1.3	174,191	3.1
9.3) Remuneration for providers of capital	226,531	1.4	221,113	3.9
Rental	223,577	1.4	215,892	3.8
Asset leasing	2,954	-	5,221	0.1
9.4) Value distributed to shareholders	4,155,622	26.2	4,272,662	75.0
Interest on shareholders’ equity	1,450,979	9.2	1,494,133	26.2
Retained earnings	2,670,432	16.8	2,749,853	48.3
Non-controlling interests in retained earnings	34,211	0.2	28,676	0.5

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Cash Flow Statement on March 31 – In thousands of Reais

	2016	2015
Cash flow from operating activities:
Net profit before income tax and social contribution	10,333,648	1,260,127
Adjustments to net profit before income tax and social contribution	17,282,365	6,350,720
Effect of Changes in Exchange Rates in Cash and Cash equivalents	3,362,849	(273,627)
Allowance for loan losses	5,883,595	3,829,477
Depreciation and amortization	797,639	751,330
Write-offs through Impairment	108,294	-
Expenses with civil, labor and tax provisions	802,730	1,053,645
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	5,413,999	3,584,192
Equity in the (earnings/losses) of unconsolidated and jointly controlled subsidiaries	(405,665)	(300,459)
(Gain)/loss on sale of investments	(162,665)	-
(Gain)/loss on sale of fixed assets	8,774	4,773
(Gain)/loss on sale of foreclosed assets	54,983	65,871
Foreign exchange variation of assets and liabilities overseas/Other	1,417,832	(2,364,482)
Adjusted net profit before taxes	27,616,013	7,610,847
(Increase)/decrease in interbank investments	602,732	4,234,236
(Increase)/decrease in trading securities and derivative financial instruments	(15,868,267)	(26,296,984)
(Increase)/decrease in interbank and interdepartmental accounts	(1,819,946)	(2,205,752)
(Increase)/decrease in loan and leasing	8,855,918	(9,769,699)
(Increase)/decrease in insurance and reinsurance receivables and reinsurance assets	202	2,714
(Increase)/decrease in other receivables and other assets	(9,444,609)	(25,963)
(Increase)/decrease in reserve requirement - Central Bank	4,871,858	4,035,615
Increase/(decrease) in deposits	(6,573,359)	69,951
Increase/(Decrease) in securities sold under agreements to repurchase	1,787,048	18,823,484
Increase/(Decrease) in funds from issuance of securities	3,070,580	3,421,857
Increase/(Decrease) in borrowings and on-lending	(7,488,759)	3,370,748
Increase/(Decrease) in technical provisions for insurance, pension plans and capitalization bonds	(275,494)	443,482
Increase/(Decrease) in other liabilities	13,526,357	3,172,580
Increase/(Decrease) in deferred income	(35,760)	20,488
Income tax and social contribution paid	(3,072,503)	(4,090,534)
Net cash provided by/(used in) by operating activities	15,752,011	2,817,070
Cash flow from investing activities:
(Increase)/Decrease in held-to-maturity securities	(742,999)	(534,739)
Sale of/maturity of and interests on available-for-sale securities	32,403,676	15,479,649
Proceeds from sale of foreclosed assets	129,879	161,028
Sale of investments	67,452	-
Sale of premises and equipment	325,861	96,281
Purchases of available-for-sale securities	(12,507,676)	(18,907,722)
Foreclosed assets received	(416,986)	(313,591)
Investment acquisitions	-	(961,883)
Purchase of premises and equipment	(553,059)	(419,644)
Intangible asset acquisitions	(405,166)	(311,072)
Dividends and interest on shareholders’ equity received	140,751	192,717
Net cash provided by/(used in) investing activities	18,441,733	(5,518,976)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	(99,384)	2,167,959
Dividends and interest on shareholders’ equity paid	(3,805,108)	(3,151,529)
Non-controlling interest	(7,574)	(6,195)
Acquisition of own shares	(9,466)	-
Net cash provided by/(used in) financing activities	(3,921,532)	(989,765)
Net increase/(decrease) in cash and cash equivalents	30,272,212	(3,691,671)
Cash and cash equivalents - at the beginning of the period	147,261,434	204,504,469
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(3,362,849)	273,627
Cash and cash equivalents - at the end of the period	174,170,797	201,086,425
Net increase/(decrease) in cash and cash equivalents	30,272,212	(3,691,671)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

90                 Economic and Financial Analysis Report – March 2016

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Index of Notes to the Consolidated Financial Statements

Notes to Bradesco’s Consolidated Financial Statements are as follows:

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Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities that it is authorized to do so. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated fashion in the market.

2)      PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Banco Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities). These statements were prepared using accounting practices in compliance with Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of the leasing companies included in the consolidated financial statements were prepared using the finance lease method, under which the book value of leased fixed assets less the residual value paid in advance.

For each quarter until September 30, 2015, the consolidated financial statements were prepared in accordance with the specific procedures established by Article 3 of the CMN Resolution No. 2,723/00, in force until March 31, 2015, and other provisions of the Accounting Plan of Financial Institutions – ("Cosif"), having as objective (i) to demonstrate the basis of information used by the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes, among the Organization’s companies of, as well as (ii) to maintain consistency based on information that was required by the regulator and already disclosed in previous periods. Starting December 31, 2015, for the purposes of preparing the consolidated financial statements, in addition to the provisions of the Accounting Plan of Financial Institutions – ("Cosif"), the consolidation procedures established by Technical Pronouncement CPC 36 were applied, which has certain different criteria from the consolidation previously used, although resulting in the same values of net income and shareholders’ equity and without resulting in other relevant effects on the financial statements as a whole. For the purpose of comparability, the balances of 2014, previously presented in Note 4 according to the CPC 23, are being reclassified and presented in the column "Balance Sheet and Statement of Managerial Income". The investment funds are consolidated where companies of the Organization are the main beneficiaries or detain the main obligations. Intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net profit and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in subsidiary/associate companies or jointly controlled entities is presented in the investments and intangible assets lines (Note 14a). The foreign exchange variation from foreign branches and investments, is presented in the income statement accounts used for changes in the value of the derivative financial instrument and borrowing and on-lending operations in order to offset these results with the hedges of these investments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on April 27, 2016.

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Notes to the Consolidated Financial Statements

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	On March 31
	Activity	Equity interest
		2016	2015
Financial Sector – Brazil
Banco Alvorada S.A.	Banking	99.99%	99.99%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	99.80%	99.80%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1)	Banking	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector
Bradesco Argentina de Seguros S.A.	Insurance	99.92%	99.92%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Odontoprev S.A.	Dental care	50.01%	50.01%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%
Investment Funds (2)
Bradesco FI RF Master Previdência	Investment Fund	99.59%	100.00%
Bradesco FI RF Master II Previdência	Investment Fund	99.81%	100.00%
Bradesco FI RF Master III Previdência	Investment Fund	94.10%	100.00%
Bradesco FI Referenciado DI União	Investment Fund	99.74%	99.98%
Bradesco FI Referenciado DI Master	Investment Fund	98.90%	100.00%
Bradesco FI Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco FI RF Crédito Privado Master	Investment Fund	96.24%	100.00%
Bradesco Private FIC FI RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL Fix	Investment Fund	100.00%	100.00%

(1)    The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas; and

(2)    The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

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Notes to the Consolidated Financial Statements

3)     SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s income statement in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the end of the reporting period.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recorded upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the issue, and recognized on a straight-line basis over the policies’ effective period through the upfront recognition and subsequent reversal though the income statement of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recorded in the income statement at the beginning of the risk exposure, based on estimated figures.

Recognition of health insurance premiums commences with the effectiveness of the corresponding insurance policy, and is recognized in proportion to the portion of the term elapsed.

Income and expenses arising from Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations are recorded based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recorded based on the information received from other insurers and IRB - Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recorded based on the premium and claims information provided which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

Acquisition costs, relative to the insurance commission, are deferred and recognized in profit or loss in proportion to the amount of premium recognized.

Contributions and agency fees are deferred and recognized in the income statement on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the income statement as they are received.

The revenue of the capitalization plans are recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is restated monetarily by the Reference Rate (TR) + 0.5% interest per month. Technical provisions are recorded when the respective revenues are recognized.

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Notes to the Consolidated Financial Statements

The revenues arising from prescribed capitalization plans are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date, for securities and non-redeemed draws. The expenses with commercialization of capitalization plans are classified as “Acquisition Costs” and are recognized in the income statement as incurred.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to fair value with movements recognized in the Income Statement for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to fair value with movements recognized in shareholders’ equity, net of tax, which will be transferred to the Income Statement only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recorded at cost, plus income earned recognized in the Income Statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 7 (a to c).

f)    Derivative financial instruments (assets and liabilities)

Derivative instruments are classified based on the objective for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recorded in profit or loss or shareholders’ equity accounts.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

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Notes to the Consolidated Financial Statements

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recorded in the Income Statement; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recorded, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Income Statement.

A breakdown of amounts included as derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 7 (d to g).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2,682/99, as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated transactions are held at the same rating as on the date of the renegotiation or classified in a higher risk rating. Renegotiations already written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

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Notes to the Consolidated Financial Statements

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 9.

h)   Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recorded in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), mark-to-market adjustments on securities, restatement of judicial deposits, among others, are recorded in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies treaded as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15. The rate will revert to 15% in January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Due to the amendment of the rate, the Organization constituted, in September 2015, a supplement to the tax credit of social contribution, considering the annual expectations of achievement and their respective rates in force in each period, according to the technical study conducted.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

The changes enacted by Law No. 11,638/07 and subsequent amendments in revenue recognization criteria and costs and expenses included in the net profit for the period, were made fiscally by the new taxation rules in force, as instituted by Law No. 12,973/14.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecorded deferred tax assets, are presented in Note 33.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recorded in the Income Statement according to the terms and the amount of expected benefits and directly written-off in the Income Statement when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of credit operations to the banking correspondents related to credit operations originated during the years 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular No. 3,738/14.

Prepaid expenses are shown in detail in Note 11b.

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Notes to the Consolidated Financial Statements

j)    Investments

Investments in unconsolidated and jointly controlled subsidiaries, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries are consolidated – the composition of the main companies can be found in Note 2. The composition of unconsolidated and jointly controlled subsidiaries, as well as other investments, can be found in Note 12.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 20% per annum; and data-processing systems – 20% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecorded surplus value for real estate and the fixed asset ratios, are presented in Note 13.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise of:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recorded and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class, are presented in Note 14.

m) Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value. Impairment losses are presented in Note 7c(6).

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, calculated on a daily pro-rata basis.

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Notes to the Consolidated Financial Statements

A breakdown of the contracts recorded in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 15.

o)   Technical provisions relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance with survival coverage:

-        The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, but including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage less initial contracting costs, except for health and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated ‘PPNG-RVNE’;

-        The unearned premium or contribution reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

-        The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

-        The mathematical reserve for unvested benefits (PMBaC) relates to the individual health care plan portfolio and covers the risk related to the cover for the holder’s dependents for five years following the death of the holder. It is calculated using a 5.2% annual discount rate, the time holders are expected to remain in the plan up to their death, and the projected costs of the five-year-period cover, excluding payment of premiums;

-        The mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 5.2% per annum;

-    For health insurance, the reserve for claims incurred but not reported (IBNR) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months to establish a future projection per period of occurrence;

-        For non-life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 10 half-year periods to determine a future projection per occurrence period, and considers the estimated claims ‘incurred but not sufficient’ reported (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process;

-        For other life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 16 half-year periods to determine a future projection per occurrence period;

-    The reserve for unsettled claims (PSL), for life and health insurance, considers all claim notifications received up to the end of the reporting period, including the legal claims and monetarily restated related costs;

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Notes to the Consolidated Financial Statements

-        For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, net of the expected payments to be received;

-        The reserve for related expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partial regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-        For damage insurance, the reserve for related expenses (PDR) is calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-        The reserve for technical surplus (PET) corresponds to the difference between the expected and the observed amounts for events in the period for personal insurance that have a technical surplus participation clause;

-    The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (LAT), which is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy; and

-        Other reserves are recorded for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 5.2%.

•       Pension plans and life insurance with survival coverage:

-        The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net premiums, and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) is recorded for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        The mathematical reserve for unvested benefits (PMBaC) related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), as well as the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIE);

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability requested but not yet transferred to the recipient insurer;

-        The mathematical reserve for vested benefits (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

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-        The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (LAT), which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The reserve for related expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-        The reserve for financial surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds the minimum returns due to policyholders of pension plans that have a profit share clause;

-        The reserve for incurred and not reported (IBNR) events is constituted for claims incurred but not reported and is based on run-off triangles, which consider the loss development of claims in the previous 96 months to set forth a future projection by occurrence period; and

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The provision is updated for inflation and includes all claims in litigation.

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recorded for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

-        The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

-        Reserve for ‘draws to be held’ (PSR) is recorded to cover premiums for future prize draws, and the balance represents the present value of the draws that have already been funded but have not yet been held. The calculation methodology consists of the accumulation of the prize draw percentage applicable to each payment, as established in the plan, less the amounts related to prize draws that have already occurred. The percentages of payments designated for the prize draws is defined in advance in the actuarial technical note, and is not modified during the term of the bond;

-        Reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

-        Reserve for administrative expense (PDA) is recorded to cover the cost of maintaining the single payment (PU) capitalization bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 20.

p)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09:

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Notes to the Consolidated Financial Statements

•       Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and confirmation of the capacity of the counterparty to pay or the ability of Bradesco to realize the asset via compensation against another liability upon which the gain is considered practically certain. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable, it requires a probable outflow of funds to settle the obligation and when the amount can be reliably measured;

•       Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•       Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 17.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction. They are presented in Notes 15c and 18.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 34.

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Notes to the Consolidated Financial Statements

4)     FINANCIAL STATEMENT AND MANAGERIAL INCOME STATEMENT BY OPERATING SEGMENT

a)      Conciliation of the Balance Sheet and Statement of Income – Accounting vs. Managerial (1)

Management uses a variety of information, including those from financial statements, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, prepared by consolidation criteria that differ in part from the criteria of CPC 36, as described in Note 2.

The main differences of consolidation criteria are shown below, through the Conciliation of the Balance Sheet and the Statement of Income – Accounting vs. Managerial:

							R$ thousand
	On March 31, 2016				On March 31, 2015
	Accounting Balance Sheet	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Balance Sheet	Accounting Balance Sheet	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Balance Sheet (4)
Assets
Current and long-term assets	1,005,391,682	6,455,113	70,284,113	1,082,130,908	943,782,211	6,480,300	65,171,264	1,015,433,775
Funds available	18,527,203	132,425	-	18,659,628	13,353,553	329,169	-	13,682,722
Interbank investments	165,723,555	366,504	(567,539)	165,522,520	195,841,913	5,028	(101,300)	195,745,641
Securities and derivative financial instruments	343,577,120	479,298	70,869,766	414,926,184	278,108,171	1,008,722	65,312,916	344,429,809
Interbank and interdepartmental accounts	51,473,750	-	-	51,473,750	48,464,088	-	-	48,464,088
Loan and leasing	319,842,747	574,323	-	320,417,070	324,130,908	347,691	-	324,478,599
Allowance for Loan Losses (ALL)	(29,594,203)	(139,568)	-	(29,733,771)	(22,943,895)	(66,912)	-	(23,010,807)
Other receivables and assets	135,841,510	5,042,131	(18,114)	140,865,527	106,827,473	4,856,602	(40,352)	111,643,723
Fixed Assets	18,582,556	1,049,190	-	19,631,746	17,243,769	2,136,908	-	19,380,677
Investments	6,174,390	(4,654,370)	-	1,520,020	5,424,315	(3,788,425)	-	1,635,890
Premises and equipment	5,522,537	256,785	-	5,779,322	4,701,602	250,790	-	4,952,392
Intangible assets	6,885,629	5,446,775	-	12,332,404	7,117,852	5,674,543	-	12,792,395
Total	1,023,974,238	7,504,303	70,284,113	1,101,762,654	961,025,980	8,617,208	65,171,264	1,034,814,452

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							R$ thousand
	On March 31, 2016				On March 31, 2015
	Accounting Balance Sheet	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Balance Sheet	Accounting Balance Sheet	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Balance Sheet (4)
Liabilities
Current and long-term liabilities	929,734,610	6,406,744	70,284,113	1,006,425,467	876,364,249	7,529,485	65,171,264	949,064,998
Deposits	189,210,892	(19,414)	-	189,191,478	211,706,367	(3,881)	-	211,702,486
Securities sold under agreements to repurchase	224,064,824	-	73,285,656	297,350,480	238,176,513	-	65,563,265	303,739,778
Funds from Issuance of Securities	112,617,128	-	-	112,617,128	88,247,290	-	-	88,247,290
Interbank and interdepartmental accounts	5,181,144	-	-	5,181,144	4,247,393	-	-	4,247,393
Borrowing and on-lending	62,849,125	-	-	62,849,125	62,368,884	-	-	62,368,884
Derivative financial instruments	10,395,360	-	(2,731,548)	7,663,812	5,921,298	-	(210,296)	5,711,002
Provisions for insurance, pension plans and capitalization bonds	182,972,928	-	-	182,972,928	157,294,757	-	-	157,294,757
Other liabilities	142,443,209	6,426,158	(269,995)	148,599,372	108,401,747	7,533,366	(181,705)	115,753,408
Deferred income	487,785	-	-	487,785	309,218	3,220	-	312,438
Non-controlling interests in subsidiaries	421,715	1,097,559	-	1,519,274	415,037	1,084,503	-	1,499,540
Shareholders’ equity	93,330,128	-	-	93,330,128	83,937,476	-	-	83,937,476
Total	1,023,974,238	7,504,303	70,284,113	1,101,762,654	961,025,980	8,617,208	65,171,264	1,034,814,452

104             Economic and Financial Analysis Report – March 2016

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	Accrued on March 31, 2016				Accrued on March 31, 2015
	Accounting DRE	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial DRE	Accounting DRE	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial DRE (4)

Revenue from financial intermediation	37,541,259	107,912	1,024,411	38,673,582	31,897,648	98,984	1,691,110	33,687,742
Financial intermediation expenses	(16,820,886)	-	(1,455,079)	(18,275,965)	(22,279,877)	-	(2,126,977)	(24,406,854)
Net Interest Income	20,720,373	107,912	(430,668)	20,397,617	9,617,771	98,984	(435,867)	9,280,888
ALL	(5,883,595)	(35,769)	-	(5,919,364)	(3,829,477)	(23,586)	-	(3,853,063)
Gross Income from financial intermediation	14,836,778	72,143	(430,668)	14,478,253	5,788,294	75,398	(435,867)	5,427,825
Income from Insurance, Pension Plans and Capitalization Bonds	1,624,315	-	-	1,624,315	1,211,500	-	-	1,211,500
Fee and Commission Income	4,912,817	1,046,602	445,312	6,404,731	4,481,778	815,599	403,304	5,700,681
Personnel Expenses	(3,583,135)	(170,564)	-	(3,753,699)	(3,296,010)	(149,076)	-	(3,445,086)
Other administrative expenses	(3,903,882)	(326,886)	114,518	(4,116,250)	(3,503,544)	(244,929)	67,452	(3,681,021)
Tax expenses	(1,705,229)	(124,018)	-	(1,829,247)	(919,791)	(96,920)	-	(1,016,711)
Equity in the Earnings (Losses) of Affiliates and jointly controlled subsidiaries	405,665	(366,112)	-	39,553	300,459	(320,197)	-	(19,738)
Other Operating Income / Expenses	(2,349,373)	60,927	(129,162)	(2,417,608)	(2,768,616)	71,104	(34,889)	(2,732,401)
Operating Income	10,237,956	192,092	-	10,430,048	1,294,070	150,979	-	1,445,049
Non-Operating Income	95,692	(3,337)	-	92,355	(33,943)	(1,678)	-	(35,621)
IT/SC (Income Tax/Soc. Contrib.) and Non-controlling interests	(6,212,237)	(188,755)	-	(6,400,992)	2,983,859	(149,301)	-	2,834,558
Net Profit	4,121,411	-	-	4,121,411	4,243,986	-	-	4,243,986

(1)   With respect to the Cash-flow Statement, the figures related to the first quarter of 2015 do not differ from those previously submitted;

(2)   Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Alelo, Crediare, Leader Card, etc.);

(3)   Refers basically to the effects of the consolidation adjustments arising from the "non-consolidation" of the exclusive funds; and

(4)   For the purpose of comparability, the balances concerning the period of March 31, 2015 are being presented again in the column "Management Balance Sheet" and also the balances related to the first quarter of 2015, as required by CPC 23.

Bradesco     105

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Notes to the Consolidated Financial Statements

b)      Balance sheet and statement of income by segment – Managerial

In line with CPC 22 (IFRS 8), the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

	On March 31 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Consolidated
	Brazil	Overseas	Brazil	Overseas
Assets
Current and long-term assets	820,252,349	140,475,465	213,197,154	2,502	2,276,359	(94,072,921)	1,082,130,908
Funds available	28,001,062	9,766,200	248,840	999	113,062	(19,470,535)	18,659,628
Interbank investments	161,856,159	3,666,361	-	-	-	-	165,522,520
Securities and derivative financial instruments	199,578,954	16,852,980	199,704,925	1,299	1,041,803	(2,253,777)	414,926,184
Interbank and interdepartmental accounts	51,473,750	-	-	-	-	-	51,473,750
Loan and leasing	277,508,609	109,695,323	-	-	-	(66,786,862)	320,417,070
Allowance for Loan Losses (ALL)	(28,108,810)	(1,624,961)	-	-	-	-	(29,733,771)
Other receivables and assets	129,942,625	2,119,562	13,243,389	204	1,121,494	(5,561,747)	140,865,527
Permanent assets	91,015,536	48,527	4,383,657	8	1,070,057	(76,886,039)	19,631,746
Investments	76,981,867	(5)	1,200,976	-	223,221	(76,886,039)	1,520,020
Premises and equipment	4,092,886	24,326	1,634,827	8	27,275	-	5,779,322
Intangible assets	9,940,783	24,206	1,547,854	-	819,561	-	12,332,404
Total in 2016	911,267,885	140,523,992	217,580,811	2,510	3,346,416	(170,958,960)	1,101,762,654
Total in 2015	855,828,919	128,240,927	186,473,525	3,591	3,191,296	(138,923,806)	1,034,814,452

Liabilities
Current and long-term liabilities	813,438,835	91,844,678	194,073,866	1,201	1,045,251	(93,978,364)	1,006,425,467
Deposits	164,686,271	44,425,055	-	-	-	(19,919,848)	189,191,478
Securities sold under agreements to repurchase	294,353,706	3,508,499	-	-	-	(511,725)	297,350,480
Funds from issuance of securities	105,949,044	8,921,162	-	-	-	(2,253,078)	112,617,128
Interbank and interdepartmental accounts	5,181,144	-	-	-	-	-	5,181,144
Borrowing and on-lending	108,461,292	21,174,695	-	-	-	(66,786,862)	62,849,125
Derivative financial instruments	6,888,317	775,495	-	-	-	-	7,663,812
Technical provisions from insurance, pension plans and capitalization bonds	-	-	182,972,131	797	-	-	182,972,928
Other liabilities	127,919,061	13,039,772	11,101,735	404	1,045,251	(4,506,851)	148,599,372
Deferred income	560,196	-	22,146	-	-	(94,557)	487,785
Non-controlling interests in subsidiaries	3,938,726	48,679,314	23,484,799	1,309	2,301,165	(76,886,039)	1,519,274
Shareholders’ equity	93,330,128	-	-	-	-	-	93,330,128
Total in 2016	911,267,885	140,523,992	217,580,811	2,510	3,346,416	(170,958,960)	1,101,762,654
Total in 2015	855,828,919	128,240,927	186,473,525	3,591	3,191,296	(138,923,806)	1,034,814,452

106             Economic and Financial Analysis Report – March 2016

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	Accrued on March 31 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial DRE
	Brazil	Overseas	Brazil	Overseas
Revenue from financial intermediation	31,024,394	976,069	6,875,263	-	50,022	(252,166)	38,673,582
Financial intermediation expenses	(12,716,892)	(397,240)	(5,413,999)	-	-	252,166	(18,275,965)
Net Interest Income	18,307,502	578,829	1,461,264	-	50,022	-	20,397,617
ALL	(5,015,261)	(904,103)	-	-	-	-	(5,919,364)
Gross Income from financial intermediation	13,292,241	(325,274)	1,461,264	-	50,022	-	14,478,253
Income from Insurance, Pension Plans and Capitalization Bonds	-	-	1,624,336	(21)	-	-	1,624,315
Fee and Commission Income	5,955,418	75,142	407,865	-	83,927	(117,621)	6,404,731
Personnel Expenses	(3,353,889)	(45,920)	(305,004)	(127)	(48,759)	-	(3,753,699)
Other administrative expenses	(3,839,485)	(90,510)	(354,389)	(70)	(50,717)	218,921	(4,116,250)
Tax expenses	(1,558,261)	(8,141)	(245,653)	(40)	(17,152)	-	(1,829,247)
Equity in the Earnings (Losses) of Affiliates and jointly controlled subsidiaries	3,428	-	39,142	-	(3,017)	-	39,553
Other Operating Income / Expenses	(2,072,312)	(37,415)	(240,902)	489	34,067	(101,535)	(2,417,608)
Operating Income	8,427,140	(432,118)	2,386,659	231	48,371	(235)	10,430,048
Non-Operating Income	62,011	3,377	26,686	-	46	235	92,355
IT/SC (Income Tax/Soc. Contrib.) and Non-controlling interests	(5,344,542)	(11,231)	(1,033,668)	(1)	(11,550)	-	(6,400,992)
Net Profit in 2016	3,144,609	(439,972)	1,379,677	230	36,867	-	4,121,411
Net Profit in 2015	3,280,784	(354,823)	1,282,666	(127)	35,486	-	4,243,986

(1)  The financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;

(2)  The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)  The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)  Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

5)     CASH AND CASH EQUIVALENTS

	On March 31 - R$ thousand
	2016	2015
Cash and due from banks in domestic currency	7,982,996	10,219,579
Cash and due from banks in foreign currency	10,544,003	3,133,845
Investments in gold	204	129
Total cash and due from banks	18,527,203	13,353,553
Interbank investments (1)	155,643,594	187,732,872
Total cash and cash equivalents	174,170,797	201,086,425

(1)  Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Bradesco     107

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Notes to the Consolidated Financial Statements

6)     INTERBANK INVESTMENTS

a)    Breakdown and maturity

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
Securities purchased under agreements to resell:
Own portfolio position	44,798,417	-	-	-	44,798,417	56,310,581
● Financial treasury bills	3,910,440	-	-	-	3,910,440	-
● National treasury notes	25,079,888	-	-	-	25,079,888	54,864,917
● National treasury bills	15,431,187	-	-	-	15,431,187	1,416,799
● Debentures	374,469	-	-	-	374,469	-
● Other	2,433	-	-	-	2,433	28,865
Funded position	109,337,424	932,394	-	-	110,269,818	131,819,090
● Financial treasury bills	6,767,293	-	-	-	6,767,293	87,119
● National treasury notes	60,520,402	777,461	-	-	61,297,863	108,532,416
● National treasury bills	42,049,729	154,933	-	-	42,204,662	23,199,555
Short position	200,169	464,880	-	-	665,049	559,847
● National treasury bills	200,169	464,880	-	-	665,049	559,847
Subtotal	154,336,010	1,397,274	-	-	155,733,284	188,689,518
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	4,567,843	4,509,387	545,374	384,858	10,007,462	7,179,997
● Provision for losses	(3,734)	(11,213)	(2,244)	-	(17,191)	(27,602)
Subtotal	4,564,109	4,498,174	543,130	384,858	9,990,271	7,152,395
Total in 2016	158,900,119	5,895,448	543,130	384,858	165,723,555
%	95.9	3.6	0.3	0.2	100.0
Total in 2015	190,366,205	2,843,852	1,904,896	726,960		195,841,913
%	97.2	1.4	1.0	0.4		100.0

b)   Income from interbank investments

Classified in the income statement as income from operations with securities.

	Accrued on March 31 - R$ thousand
	2016	2015
Income from investments in purchase and sale commitments:
• Own portfolio position	132,856	66,811
• Funded position	4,547,260	5,220,869
• Short position	65,268	79,736
Subtotal	4,745,384	5,367,416
Income from interest-earning deposits in other banks	248,556	133,296
Total (Note 7h)	4,993,940	5,500,712

108             Economic and Financial Analysis Report – March 2016

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

7)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)    Summary of the consolidated classification of securities by operating segment and issuer

	On March 31 - R$ thousand
	Financial	Insurance and Capitalization bonds	Pension plans	Other Activities	2016	%	2015	%
Trading securities	40,222,681	13,203,484	116,571,602	568,593	170,566,360	49.5	112,070,898	40.3
- Government securities	17,207,403	7,475,365	85,854,831	41,986	110,579,585	32.1	59,842,071	21.5
- Corporate securities	10,466,223	5,728,119	30,465,791	526,607	47,186,740	13.7	45,742,966	16.4
- Derivative financial instruments (1) (5)	12,549,055	-	250,980	-	12,800,035	3.7	6,485,861	2.4
Available-for-sale securities (2)	109,065,247	11,925,136	11,271,322	5,349	132,267,054	38.5	140,432,525	50.5
- Government securities	53,090,159	10,820,944	9,905,907	-	73,817,010	21.5	80,158,326	28.8
- Corporate securities	55,975,088	1,104,192	1,365,415	5,349	58,450,044	17.0	60,274,199	21.7
Held-to-maturity securities (2)	12,675,862	4,801,149	23,266,695	-	40,743,706	12.0	25,604,748	9.2
- Government securities	29,023	4,801,149	23,266,695	-	28,096,867	8.3	25,604,748	9.2
- Corporate securities	12,646,839	-	-	-	12,646,839	3.7	-	-
Grand total	161,963,790	29,929,769	151,109,619	573,942	343,577,120	100.0	278,108,171	100.0

- Government securities	70,326,585	23,097,458	119,027,433	41,986	212,493,462	61.8	165,605,145	59.5
- Corporate securities	91,637,205	6,832,311	32,082,186	531,956	131,083,658	38.2	112,503,026	40.5
Grand total	161,963,790	29,929,769	151,109,619	573,942	343,577,120	100.0	278,108,171	100.0

Bradesco     109

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Notes to the Consolidated Financial Statements

b)      Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On March 31 - R$ thousand
	2016							2015
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Original amortized cost	Mark-to-market	Fair/book value (3) (4)	Mark-to-market
- Financial	13,513,010	2,243,018	3,746,518	20,720,135	40,222,681	50,780,980	(10,558,299)	30,558,252	(4,210,486)
National treasury bills	136,445	75,522	98,644	326,635	637,246	629,296	7,950	2,889,565	(3,538)
Financial treasury bills	-	9,258	1,835	9,306,704	9,317,797	9,321,244	(3,447)	4,934,013	(221)
Bank deposit certificates	178,340	339,030	-	-	517,370	517,370	-	578,506	-
Derivative financial instruments (1) (5)	11,791,435	462,589	191,288	103,743	12,549,055	23,073,209	(10,524,154)	6,482,980	(4,361,912)
Debentures	36,361	36,612	234,506	2,390,718	2,698,197	2,839,971	(141,774)	4,171,479	22,213
National treasury notes	-	138,441	11,119	5,648,640	5,798,200	5,662,230	135,970	3,125,744	174,695
Financial bills	-	876,592	1,314,607	2,319,790	4,510,989	4,523,349	(12,360)	5,286,170	(13,975)
Foreign corporate securities	-	203,873	675,223	38,715	917,811	909,271	8,540	966,682	(10,910)
Brazilian foreign debt notes	-	-	1,034,876	4,257	1,039,133	1,034,518	4,615	797,571	(11,857)
Foreign government bonds	45,225	12,181	-	356,831	414,237	412,474	1,763	93,549	4,436
Other	1,325,204	88,920	184,420	224,102	1,822,646	1,858,048	(35,402)	1,231,993	(9,417)
- Insurance companies and capitalization bonds	4,883,304	186,059	52,292	8,081,829	13,203,484	13,200,747	2,737	4,356,270	378
Financial treasury bills	-	13,027	-	7,462,331	7,475,358	7,475,358	-	661,740	-
Bank deposit certificates	17,868	10,246	6,129	14,223	48,466	48,466	-	56,062	-
Debentures	-	-	-	86,987	86,987	86,987	-	102,364	-
Financial bills	-	162,786	46,163	427,678	636,627	636,627	-	703,438	-
Other	4,865,436	-	-	90,610	4,956,046	4,953,309	2,737	2,832,666	378
- Pension plans	18,945,910	3,892,081	2,877,744	90,855,867	116,571,602	116,571,602	-	76,612,786	-
Financial treasury bills	21,920	-	-	47,043,811	47,065,731	47,065,731	-	29,943,751	-
National treasury notes	42,382	113,719	256,232	22,479,778	22,892,111	22,892,111	-	5,772,390	-
National treasury bills	949,494	2,366,593	3,627	12,577,276	15,896,990	15,896,990	-	11,534,952	-

110             Economic and Financial Analysis Report – March 2016

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities	On March 31 - R$ thousand
	2016							2015
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Original amortized cost	Mark-to-market	Fair/book value (3) (4)	Mark-to-market
Financial bills	-	1,251,628	1,217,662	6,015,402	8,484,692	8,484,692	-	12,333,040	-
Bank deposit certificates	64,955	159,436	1,390,183	-	1,614,574	1,614,574	-	3,454,458	-
Debentures	8,750	622	9,916	2,354,316	2,373,604	2,373,604	-	2,994,145	-
Other	17,858,409	83	124	385,284	18,243,900	18,243,900	-	10,580,050	-
- Other activities	526,607	-	-	41,986	568,593	555,097	13,496	543,590	-
Financial treasury bills	-	-	-	41,986	41,986	41,986	-	43,559	-
Other	526,607	-	-	-	526,607	513,111	13,496	500,031	-
Grand total	37,868,831	6,321,158	6,676,554	119,699,817	170,566,360	181,108,426	(10,542,066)	112,070,898	(4,210,108)
Derivative financial instruments (liabilities) (5)	(9,797,664)	(332,914)	(149,080)	(115,702)	(10,395,360)	(8,499,583)	(1,895,777)	(5,921,298)	(428,470)

Bradesco     111

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Notes to the Consolidated Financial Statements

II) Available-for-sale securities

Securities (6)	On March 31 - R$ thousand
	2016							2015
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Original amortized cost	Mark-to-market	Fair/book value (3) (4)	Mark-to-market
- Financial (2)	14,623,016	5,414,267	10,619,070	78,408,894	109,065,247	112,854,462	(3,789,215)	118,879,194	(1,755,641)
National treasury bills	5,896,855	2,246,558	5,739,810	1,144,752	15,027,975	14,990,719	37,256	19,300,913	(639,920)
Foreign corporate securities	46,100	132,709	81,555	11,121,936	11,382,300	13,725,130	(2,342,830)	11,236,954	(895,479)
National treasury notes	-	384,822	2,125,749	33,032,425	35,542,996	36,034,179	(491,183)	40,026,834	(491,028)
Debentures	120,778	1,752,000	208,668	31,117,054	33,198,500	33,821,221	(622,721)	29,358,078	647,482
Shares	7,167,672	-	-	-	7,167,672	7,322,129	(154,457)	3,057,734	(21,505)
Certificates of real estate receivables	-	21,355	-	1,042,057	1,063,412	1,274,049	(210,637)	11,853,935	(348,106)
Foreign government bonds	-	-	1,831,642	-	1,831,642	1,872,776	(41,134)	1,344,384	(23,477)
Promissory Notes	205,216	813,102	631,646	192,472	1,842,436	1,833,423	9,013	559,634	3,636
Other	1,186,395	63,721	-	758,198	2,008,314	1,980,836	27,478	2,140,728	12,756
- Insurance companies and capitalization bonds (2)	1,655,024	1,915,694	1,327,369	7,027,049	11,925,136	12,538,657	(613,521)	11,879,403	(605,430)
National treasury notes	-	234,973	499,105	6,661,066	7,395,144	8,224,483	(829,339)	7,654,572	(765,929)
Shares	1,050,964	-	-	-	1,050,964	807,572	243,392	1,355,422	165,777
National treasury bills	599,680	1,680,721	828,264	301,394	3,410,059	3,417,202	(7,143)	2,795,522	(13,828)
Other	4,380	-	-	64,589	68,969	89,400	(20,431)	73,887	8,550
- Pension plans (2)	1,275,286	-	-	9,996,036	11,271,322	10,890,611	380,711	9,603,405	373,537
Shares	1,265,740	-	-	-	1,265,740	1,195,420	70,320	1,323,053	(21,225)
National treasury notes	-	-	-	9,526,726	9,526,726	9,205,674	321,052	8,118,025	383,694
Debentures	-	-	-	90,130	90,130	92,898	(2,768)	98,521	9,451
Other	9,546	-	-	379,180	388,726	396,619	(7,893)	63,806	1,617
- Other activities	5,349	-	-	-	5,349	18	5,331	70,523	5,233
Other	5,349	-	-	-	5,349	18	5,331	70,523	5,233
Subtotal	17,558,675	7,329,961	11,946,439	95,431,979	132,267,054	136,283,748	(4,016,694)	140,432,525	(1,982,301)
Hedge - cash flow (Note 7f)	-	-	-	-	-	-	209,125	-	308,820
Securities reclassified to “Held-to-maturity securities” (2)	-	-	-	-	-	-	(123,358)	-	320,023
Grand total	17,558,675	7,329,961	11,946,439	95,431,979	132,267,054	136,283,748	(3,930,927)	140,432,525	(1,353,458)

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Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities	On March 31 - R$ thousand
	2016							2015
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Original amortized cost (3) (4)	Market Value	Gain (loss) not accounted for	Original amortized cost (3) (4)	Gain not accounted for
- Financial	-	967	-	12,674,895	12,675,862	10,601,639	(2,074,223)	39,061	7,751
Brazilian foreign debt notes	-	-	-	29,023	29,023	33,226	4,203	39,061	7,751
Certificates of real estate receivables (2)	-	967	-	12,645,872	12,646,839	10,568,413	(2,078,426)	-	-
- Insurance companies and capitalization bonds	-	-	-	4,801,149	4,801,149	4,807,366	6,217	4,335,163	52,716
National treasury notes	-	-	-	4,801,149	4,801,149	4,807,366	6,217	4,335,163	52,716
- Pension plans	-	-	-	23,266,695	23,266,695	24,999,638	1,732,943	21,230,524	1,579,790
National treasury notes	-	-	-	23,266,695	23,266,695	24,999,638	1,732,943	21,230,524	1,579,790
Grand total	-	967	-	40,742,739	40,743,706	40,408,643	(335,063)	25,604,748	1,640,257

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Notes to the Consolidated Financial Statements

c)      Breakdown of the portfolios by financial statement classification

Securities	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (3) (4)	Total in 2015 (3) (4)
Own portfolio	37,349,830	12,309,114	14,969,878	233,213,638	297,842,460	215,940,307
Fixed income securities	27,701,547	12,309,114	14,969,878	233,213,638	288,194,177	209,386,995
● Financial treasury bills	21,920	21,672	787	62,339,236	62,383,615	33,923,642
● National treasury notes	42,382	871,955	2,740,960	89,555,872	93,211,169	55,676,609
● Brazilian foreign debt securities	-	-	1,034,876	36,831	1,071,707	1,129,842
● Bank deposit certificates	261,162	508,712	1,396,312	14,223	2,180,409	4,089,026
● National treasury bills	1,549,174	5,489,707	3,360,943	14,209,421	24,609,245	26,146,490
● Foreign corporate securities	46,100	336,582	756,778	7,193,076	8,332,536	3,804,791
● Debentures	165,889	1,789,234	453,091	36,082,756	38,490,970	36,773,982
● Financial bills	-	2,354,727	2,578,433	8,762,870	13,696,030	18,376,603
● Certificates of real estate receivables	735	22,322	-	13,892,189	13,915,246	12,078,721
● Foreign government bonds	45,225	12,181	1,831,642	356,831	2,245,879	1,437,943
● Promissory Notes	205,216	813,102	631,638	192,472	1,842,428	989,385
● Other	25,363,744	88,920	184,418	577,861	26,214,943	14,959,961
Equity securities	9,648,283	-	-	-	9,648,283	6,553,312
● Shares of listed companies (technical provision)	1,268,007	-	-	-	1,268,007	1,633,005
● Shares of listed companies (other)	8,380,276	-	-	-	8,380,276	4,920,307
Restricted securities	6,035,261	807,904	3,461,703	21,744,962	32,049,830	55,343,458
Repurchase agreements	6,033,300	643,429	1,130,891	14,453,806	22,261,426	41,329,278
● National treasury bills	6,033,300	643,429	1,123,989	47,593	7,848,311	2,939,181
● Financial treasury bills	-	-	-	270,165	270,165	234,347
● National treasury notes	-	-	6,902	10,168,473	10,175,375	29,756,906
● Foreign corporate securities	-	-	-	3,967,575	3,967,575	8,398,844
Brazilian Central Bank	-	113	64,114	-	64,227	5,967,995
● National treasury bills	-	113	64,114	-	64,227	4,938,136
● National treasury notes	-	-	-	-	-	1,029,859
Privatization rights	-	-	-	51,517	51,517	56,524

114             Economic and Financial Analysis Report – March 2016

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Notes to the Consolidated Financial Statements

Securities	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (3) (4)	Total in 2015 (3) (4)
Guarantees provided	1,961	164,362	2,266,698	7,239,639	9,672,660	7,989,661
· National treasury bills	-	163,750	2,121,300	29,674	2,314,724	2,158,599
· Financial treasury bills	-	612	1,055	1,935,636	1,937,303	1,979,217
· National treasury notes	-	-	144,343	5,267,399	5,411,742	3,844,915
· Other	1,961	-	-	6,930	8,891	6,930
Derivative financial instruments (1) (5)	12,042,415	462,672	191,412	103,536	12,800,035	6,485,861
Securities subject to unrestricted repurchase agreements	-	72,396	-	812,399	884,795	338,545
· National treasury bills	-	72,396	-	387,657	460,053	338,545
· National treasury notes	-	-	-	424,742	424,742	-
Grand total	55,427,506	13,652,086	18,622,993	255,874,535	343,577,120	278,108,171
%	16.1	4.0	5.4	74.5	100.0	100.0

(1)   Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;

(2)   In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates.  The mark-to-market of securities, which were transferred from the category "Securities Available for Sale" to the category of "Securities Held to Maturity", in June 2015 and in December 2013, was maintained in the shareholders’ equity and will be recognized in the results for the remaining term of these securities, according to Bacen Circular No. 3,068/01;

(3)   The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(4)   The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(5)   Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 7d II); and

(6)   In the first quarter of 2016, there were losses through impairment in the amount of R$108,294 thousand, related to the heading “Variable Income Securities".

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Notes to the Consolidated Financial Statements

d)      Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

116             Economic and Financial Analysis Report – March 2016

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Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in off-balance-sheet accounts

	On March 31 - R$ thousand
	2016		2015
	Reference value	Net amount	Reference value	Net amount
Futures contracts
Purchase commitments:	95,106,049	-	96,716,862	-
- Interbank market	60,181,739	24,901,379	72,689,751	37,559,676
- Foreign currency (1)	34,899,405	-	23,729,952	-
- Other	24,905	-	297,159	-
Sale commitments:	75,114,949	-	65,424,013	-
- Interbank market (2)	35,280,360	-	35,130,075	-
- Foreign currency (3)	39,341,918	4,442,513	29,972,922	6,242,970
- Other	492,671	467,766	321,016	23,857

Option contracts
Purchase commitments:	17,318,975	-	10,309,154	-
- Interbank market	12,249,804	288,309	9,251,981	-
- Foreign currency	5,054,044	-	1,050,312	-
- Other	15,127	-	6,861	-
Sale commitments:	22,294,666	-	24,810,225	-
- Interbank market	11,961,495	-	18,069,695	8,817,714
- Foreign currency	10,310,981	5,256,937	6,697,148	5,646,836
- Other	22,190	7,063	43,382	36,521

Forward contracts
Purchase commitments:	9,709,781	-	14,223,330	-
- Foreign currency	9,389,926	-	13,987,766	3,451,496
- Other	319,855	-	235,564	-
Sale commitments:	14,735,671	-	10,791,629	-
- Foreign currency	14,415,588	5,025,662	10,536,270	-
- Other	320,083	228	255,359	19,795

Swap contracts
Assets (long position):	104,084,917	-	59,040,167	-
- Interbank market	30,716,219	5,789,406	17,870,642	1,233,303
- Fixed rate	44,202,808	32,711,443	20,864,707	10,346,042
- Foreign currency	25,441,088	12,038,211	16,546,903	2,380,177
- IGPM	1,336,950	-	1,001,200	-
- Other	2,387,852	-	2,756,715	166,428
Liabilities (short position):	53,956,297	-	45,357,517	-
- Interbank market	24,926,813	-	16,637,339	-
- Fixed rate	11,491,365	-	10,518,665	-
- Foreign currency (3)	13,402,877	-	14,166,726	-
- IGPM	1,445,500	108,550	1,444,500	443,300
- Other	2,689,742	301,890	2,590,287	-

Derivatives include operations maturing in D+1.

(1)    Includes, on March 31, 2016, the hedging of the firm commitment concerning the purchase and sale of shares agreement, to the sum of R$18,456,455 thousand (Note 34f);

(2)    Includes cash flow hedges to protect CDI-related funding, totaling R$1,133,572 thousand (R$20,674,324 thousand in 2015) (Note 7f); and

(3)    Includes specific hedges to protect assets and liabilities, arising from foreign investments, totaling R$50,099,860 thousand (R$44,912,277 thousand in 2015).

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Notes to the Consolidated Financial Statements

II)     Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	On March 31 - R$ thousand
	2016			2015
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivable - swaps(1)	20,795,347	(10,514,559)	10,280,788	8,876,761	(4,436,530)	4,440,231
Adjustment receivable - future	263,371	-	263,371	8,366	-	8,366
Receivable forward purchases	440,868	-	440,868	1,645,910	-	1,645,910
Receivable forward sales	1,471,423	-	1,471,423	56,258	-	56,258
Premiums on exercisable options	353,180	(9,595)	343,585	260,478	74,618	335,096
Total assets (A)	23,324,189	(10,524,154)	12,800,035	10,847,773	(4,361,912)	6,485,861
Adjustment payables - swaps	(6,833,005)	(1,920,245)	(8,753,250)	(3,523,885)	(362,259)	(3,886,144)
Adjustment payables - future	(7,914)	-	(7,914)	(33,081)	-	(33,081)
Payable forward purchases	(746,025)	-	(746,025)	(1,072,400)	-	(1,072,400)
Payable forward sales/other	(766,818)	-	(766,818)	(758,555)	-	(758,555)
Premiums on written options	(145,821)	24,468	(121,353)	(104,907)	(66,211)	(171,118)
Total liabilities (B)	(8,499,583)	(1,895,777)	(10,395,360)	(5,492,828)	(428,470)	(5,921,298)

Net Effect (A-B)	14,824,606	(12,419,931)	2,404,675	5,354,945	(4,790,382)	564,563

(1)     Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III)    Futures, options, forward and swap contracts – (Reference Value)

	On March 31 - R$ thousand
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2016	2015
Futures contracts (1) (2)	88,654,590	13,439,781	52,222,791	15,903,836	170,220,998	162,140,875
Option contracts	21,674,672	13,308,195	2,227,010	2,403,764	39,613,641	35,119,379
Forward contracts	15,175,218	3,887,795	4,022,510	1,359,929	24,445,452	25,014,959
Swap contracts (1)	56,609,351	11,609,541	6,951,795	82,870,527	158,041,214	104,397,684
Total in 2016	182,113,831	42,245,312	65,424,106	102,538,056	392,321,305
Total in 2015	141,347,253	43,476,063	73,471,560	68,378,021		326,672,897

(1)     Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities; and
(2)     Includes, on March 31, 2016, contract related to the hedge of the firm commitment, concerning the purchase and sale of shares agreement (Note 34f).

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Notes to the Consolidated Financial Statements

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	On March 31 - R$ thousand
	2016	2015
Government securities
National treasury notes	2,994,294	3,692,070
Financial treasury bills	-	5,579
Total	2,994,294	3,697,649

V)  Revenues and expenses, net

	Accrued on March 31 - R$ thousand
	2016	2015
Swap contracts (1)	855,421	144,796
Forward contracts	215,948	(102,461)
Option contracts	63,134	(761)
Futures contracts (1) (2)	3,129,300	(2,150,465)
Foreign exchange variation of assets and liabilities overseas	(1,858,719)	1,884,612
Total (Note 7h)	2,405,084	(224,279)

(1)    Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments; and

(2)    Includes, on March 31, 2016, the results and respective adjustment to the market value of the hedge of the firm commitment, concerning the purchase and sale of shares agreement, which was offset, completely, by the adjustment of the market value of the hedge object (Nota 34f).

VI) Reference values of derivative financial instruments, by trading location and counterparts

	On March 31 - R$ thousand
	2016	2015
CETIP (over-the-counter)	138,599,874	81,351,838
BM&FBOVESPA (stock exchange)	215,827,247	205,043,870
Overseas (over-the-counter) (1)	13,811,484	25,234,451
Overseas (stock exchange) (1)	24,082,700	15,042,738
Total	392,321,305	326,672,897

(1)    Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)      Credit Default Swaps (CDS)

On March 31, 2016, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “debt securities issued by companies" is R$124,562 thousand (2015 – (i) the amount of risk transferred under credit swaps whose underlying assets are “securities – securities of foreign government debt” is negative R$(1,326,900) thousand; and (ii) the risk received in credit swaps whose underlying assets are “derivative with companies” is R$16,040 thousand, amounting to a total net credit risk value of negative R$(1,310,860) thousand), with an effect on the calculation of required shareholders’ equity of negative R$(13,702) thousand ((R$71,215) thousand in 2015). The contracts related to credit derivatives transactions described above are due in 2020. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$38 thousand. There were no credit events, as defined in the agreements, during the period.

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Notes to the Consolidated Financial Statements

f)       Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds, which have a floating interest rate - the Interbank Deposit Rate (DI Cetip), thus converting them to fixed cash flows.

Bradesco has traded DI Future contracts on BM&FBOVESPA since 2009, using them as cash flow hedges totaling R$1,133,572 thousand (R$20,674,324 thousand in 2015), having as object of hedge captures linked to DI, totaling R$1,197,070 thousand (R$20,908,816 thousand in 2015). The adjustment to market value of these operations recorded in the net worth is R$3,227 thousand (R$308,820 thousand in 2015), net of tax effects is R$1,936 thousand (R$185,292 thousand in 2015).

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

g)      Hedge against market risk

Bradesco constituted a hedge against market risk using the futures contracts, which generated (R$1,831,125 thousand), for protection from the effects of the exchange rate variation of the firm commitment, related to the contract for the purchase and sale of shares (Note 34e), which produced an adjustment at market value of R$1,793,837 thousand. The effect of these operations resulted in the revenue of (R$37,288 thousand).

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

h)      Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	Accrued on March 31 - R$ thousand
	2016	2015
Fixed income securities	5,165,614	5,088,590
Interbank investments (Note 6b)	4,993,940	5,500,712
Equity securities (1)	(341,509)	5,261
Subtotal	9,818,045	10,594,563
Income from insurance, pension plans and capitalization bonds	8,745,312	3,654,969
Income from derivative financial instruments (Note 7d V)	2,405,084	(224,279)
Total	20,968,441	14,025,253

(1)   In the first quarter of 2016, it includes the losses through impairment to the sum of R$108,294 thousand.

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Notes to the Consolidated Financial Statements

8)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)       Reserve requirement

	On March 31 - R$ thousand
	Remuneration	2016	2015
Reserve requirement – demand deposits	not remunerated	4,428,714	5,421,563
Reserve requirement – savings deposits	savings index	17,711,556	18,167,137
Reserve requirement – time deposits	Selic rate	14,081,761	6,489,620
Additional reserve requirement – savings deposits	Selic rate	4,848,858	9,083,568
Additional reserve requirement – time deposits	Selic rate	8,849,147	7,727,403
Reserve requirement – SFH	TR + interest rate	710,155	630,020
Total		50,630,191	47,519,311

b)       Revenue from reserve requirement

	Accrued on March 31 - R$ thousand
	2016	2015
Reserve requirement – Bacen	1,360,415	983,539
Reserve requirement – SFH	11,227	5,171
Total	1,371,642	988,710

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Notes to the Consolidated Financial Statements

9)      LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)      By type and maturity

	On March 31 - R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (A)	% (5)	Total in 2015 (A)	% (5)
Discounted trade receivables and loans (1)	21,522,308	14,693,360	9,449,715	16,646,130	23,715,250	63,352,965	149,379,728	37.8	152,305,537	37.9
Financing	4,063,383	3,678,338	5,277,120	8,665,755	14,104,432	83,479,400	119,268,428	30.1	119,354,537	29.6
Agricultural and agribusiness loans	627,665	860,408	799,696	4,469,278	4,449,530	8,888,559	20,095,136	5.1	23,334,568	5.8
Subtotal	26,213,356	19,232,106	15,526,531	29,781,163	42,269,212	155,720,924	288,743,292	73.0	294,994,642	73.3
Leasing	143,377	173,091	127,260	337,852	550,222	1,199,093	2,530,895	0.6	3,681,505	0.9
Advances on foreign exchange contracts (2)	1,356,205	993,995	1,467,470	2,628,683	2,348,758	271,590	9,066,701	2.3	7,000,908	1.7
Subtotal	27,712,938	20,399,192	17,121,261	32,747,698	45,168,192	157,191,607	300,340,888	75.9	305,677,055	75.9
Other receivables (3)	7,999,435	5,308,145	1,999,143	3,866,628	3,252,598	1,451,365	23,877,314	6.0	20,713,573	5.1
Total loans	35,712,373	25,707,337	19,120,404	36,614,326	48,420,790	158,642,972	324,218,202	81.9	326,390,628	81.0
Sureties and guarantees (4)	3,126,363	475,855	1,260,811	5,143,052	10,255,735	49,157,753	69,419,569	17.5	73,562,843	18.2
Loan assignment - real estate receivables certificate	45,844	45,843	45,840	131,930	196,892	661,966	1,128,315	0.3	1,308,229	0.3
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	92,910	92,910	-	102,254	-
Loans available for import (4)	39,712	43,419	4,628	7,766	23,752	-	119,277	-	424,303	0.1
Confirmed exports loans (4)	1,956	269	561	6,001	42,875	8,518	60,180	-	77,359	-
Acquisition of credit card receivables	990,751	11,305	13,531	23,358	7,481	-	1,046,426	0.3	1,493,082	0.4
Grand total in 2016	39,916,999	26,284,028	20,445,775	41,926,433	58,947,525	208,564,119	396,084,879	100.0
Grand total in 2015	38,959,787	26,219,869	19,461,220	46,101,483	64,044,631	208,571,708			403,358,698	100.0

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Notes to the Consolidated Financial Statements

	On March 31 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in 2016 (B)	% (5)	Total in 2015 (B)	% (5)
Discounted trade receivables and loans (1)	1,710,768	1,443,300	1,164,716	2,465,052	3,675,336	10,459,172	88.3	9,932,299	88.8
Financing	263,264	210,499	128,089	193,706	143,393	938,951	7.9	861,473	7.7
Agricultural and agribusiness loans	24,886	53,252	11,885	72,549	53,359	215,931	1.8	158,210	1.4
Subtotal	1,998,918	1,707,051	1,304,690	2,731,307	3,872,088	11,614,054	98.0	10,951,982	97.9
Leasing	11,113	9,655	6,685	12,368	8,861	48,682	0.4	72,475	0.6
Advances on foreign exchange contracts (2)	12,057	5,006	1,951	745	205	19,964	0.2	35,000	0.3
Subtotal	2,022,088	1,721,712	1,313,326	2,744,420	3,881,154	11,682,700	98.6	11,059,457	98.8
Other receivables (3)	47,252	14,558	16,288	27,772	65,385	171,255	1.4	131,600	1.2
Grand total in 2016	2,069,340	1,736,270	1,329,614	2,772,192	3,946,539	11,853,955	100.0
Grand total in 2015	2,978,747	1,466,901	1,399,687	2,285,979	3,059,743			11,191,057	100.0

	On March 31 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (C)	% (5)	Total in 2015 (C)	% (5)
Discounted trade receivables and loans (1)	831,589	718,370	623,536	1,484,083	2,279,519	5,225,390	11,162,487	65.9	9,041,904	62.7
Financing	237,029	222,202	206,455	593,884	987,501	3,058,826	5,305,897	31.4	4,869,819	33.7
Agricultural and agribusiness loans	1,437	3,616	2,110	9,331	45,989	212,087	274,570	1.6	257,689	1.8
Subtotal	1,070,055	944,188	832,101	2,087,298	3,313,009	8,496,303	16,742,954	98.9	14,169,412	98.2
Leasing	10,872	10,270	9,719	26,430	41,417	64,162	162,870	1.0	260,892	1.8
Subtotal	1,080,927	954,458	841,820	2,113,728	3,354,426	8,560,465	16,905,824	99.9	14,430,304	100.0
Other receivables (3)	574	559	504	1,495	2,475	7,098	12,705	0.1	6,781	-
Grand total in 2016	1,081,501	955,017	842,324	2,115,223	3,356,901	8,567,563	16,918,529	100.0
Grand total in 2015	925,672	828,760	715,146	1,832,205	2,851,228	7,284,074			14,437,085	100.0

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Notes to the Consolidated Financial Statements

	On March 31 - R$ thousand
	Grand total
	Total in 2016 (A+B+C)	% (5)	Total in 2015 (A+B+C)	% (5)
Discounted trade receivables and loans (1)	171,001,387	40.3	171,279,740	40.0
Financing	125,513,276	29.6	125,085,829	29.3
Agricultural and agribusiness loans	20,585,637	4.8	23,750,467	5.5
Subtotal	317,100,300	74.7	320,116,036	74.8
Leasing	2,742,447	0.6	4,014,872	0.9
Advances on foreign exchange contracts (2) (Note 10a)	9,086,665	2.1	7,035,908	1.6
Subtotal	328,929,412	77.4	331,166,816	77.3
Other receivables (3)	24,061,274	5.7	20,851,954	4.9
Total loans	352,990,686	83.1	352,018,770	82.2
Sureties and guarantees (4)	69,419,569	16.4	73,562,843	17.1
Loan assignment - real estate receivables certificate	1,128,315	0.3	1,308,229	0.3
Co-obligation from assignment of rural loan (4)	92,910	-	102,254	-
Loans available for import (4)	119,277	-	424,303	0.1
Confirmed exports loans (4)	60,180	-	77,359	-
Acquisition of credit card receivables	1,046,426	0.2	1,493,082	0.3
Grand total in 2016	424,857,363	100.0
Grand total in 2015			428,986,840	100.0

(1)    Including credit card loans and advances on credit card receivables of R$16,195,342 thousand (R$16,205,685 thousand in 2015);

(2)    Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)    The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$19,385,920 thousand (R$17,769,719 thousand in 2015);

(4)    Recorded in off-balance sheet accounts; and

(5)    Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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Notes to the Consolidated Financial Statements

b) By type and levels of risk

	On March 31 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2016	% (1)	Total in 2015	% (1)
Discounted trade receivables and loans	28,330,384	79,021,127	10,138,184	24,957,251	6,250,932	3,758,200	2,647,892	3,308,130	12,589,287	171,001,387	48.4	171,279,740	48.8
Financing	58,073,943	18,743,541	35,809,840	8,548,849	1,362,437	613,235	380,966	323,221	1,657,244	125,513,276	35.6	125,085,829	35.5
Agricultural and agribusiness loans	2,637,648	2,715,482	8,394,896	5,817,013	526,828	269,511	44,891	40,224	139,144	20,585,637	5.8	23,750,467	6.7
Subtotal	89,041,975	100,480,150	54,342,920	39,323,113	8,140,197	4,640,946	3,073,749	3,671,575	14,385,675	317,100,300	89.8	320,116,036	91.0
Leasing	490,440	400,554	1,555,153	62,865	60,829	31,271	28,392	12,804	100,139	2,742,447	0.8	4,014,872	1.1
Advances on foreign exchange contracts (2)	4,410,758	3,006,438	607,336	939,941	67,180	29,532	2,041	10,556	12,883	9,086,665	2.6	7,035,908	2.0
Subtotal	93,943,173	103,887,142	56,505,409	40,325,919	8,268,206	4,701,749	3,104,182	3,694,935	14,498,697	328,929,412	93.2	331,166,816	94.1
Other receivables	2,764,071	15,685,320	1,760,639	2,884,312	294,290	74,748	57,539	73,380	466,975	24,061,274	6.8	20,851,954	5.9
Grand total in 2016	96,707,244	119,572,462	58,266,048	43,210,231	8,562,496	4,776,497	3,161,721	3,768,315	14,965,672	352,990,686	100.0
%	27.4	33.9	16.5	12.2	2.4	1.4	0.9	1.1	4.2	100.0
Grand total in 2015	73,118,182	139,591,457	65,328,204	46,061,582	6,641,023	3,830,580	3,668,230	2,053,513	11,725,999			352,018,770	100.0
%	20.8	39.7	18.5	13.1	1.9	1.1	1.0	0.6	3.3			100.0

(1)    Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2)    See Note 10a.

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Notes to the Consolidated Financial Statements

c)     Maturity ranges and levels of risk

	On March 31 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2016	% (1)	Total in 2015	% (1)
Installments not yet due	-	-	2,010,471	3,469,492	2,934,090	1,588,757	1,224,435	995,005	4,696,279	16,918,529	100.0	14,437,085	100.0
1 to 30	-	-	171,501	275,259	153,235	82,430	66,989	55,299	276,788	1,081,501	6.4	925,672	6.4
31 to 60	-	-	130,642	233,209	133,872	76,045	62,449	55,821	262,979	955,017	5.7	828,760	5.7
61 to 90	-	-	131,339	180,032	119,545	80,817	54,549	47,249	228,793	842,324	5.0	715,146	5.0
91 to 180	-	-	206,853	445,945	325,312	230,018	153,562	125,334	628,199	2,115,223	12.5	1,832,205	12.7
181 to 360	-	-	304,580	682,306	592,250	318,785	259,389	205,956	993,635	3,356,901	19.8	2,851,228	19.7
More than 360	-	-	1,065,556	1,652,741	1,609,876	800,662	627,497	505,346	2,305,885	8,567,563	50.6	7,284,074	50.5
Past-due installments (2)	-	-	679,767	1,291,108	1,324,092	950,828	970,572	816,218	5,821,370	11,853,955	100.0	11,191,057	100.0
1 to 14	-	-	12,140	104,314	125,947	41,326	98,824	23,024	123,952	529,527	4.5	1,751,421	15.7
15 to 30	-	-	652,828	344,880	215,865	72,724	41,647	33,111	178,758	1,539,813	13.0	1,227,326	11.0
31 to 60	-	-	14,799	824,733	313,657	147,050	87,270	57,470	291,291	1,736,270	14.6	1,466,901	13.1
61 to 90	-	-	-	12,703	633,303	208,841	112,583	65,684	296,500	1,329,614	11.2	1,399,687	12.5
91 to 180	-	-	-	4,478	35,320	471,370	608,831	618,005	1,034,188	2,772,192	23.4	2,285,979	20.4
181 to 360	-	-	-	-	-	9,517	21,417	18,924	3,821,938	3,871,796	32.7	2,920,038	26.1
More than 360	-	-	-	-	-	-	-	-	74,743	74,743	0.6	139,705	1.2
Subtotal	-	-	2,690,238	4,760,600	4,258,182	2,539,585	2,195,007	1,811,223	10,517,649	28,772,484		25,628,142
Specific provision	-	-	26,903	142,818	425,818	761,875	1,097,503	1,267,857	10,517,649	14,240,423		12,262,242

(1)    Percentage of maturities by type of installment; and

(2)    For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

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Notes to the Consolidated Financial Statements

	On March 31 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2016	% (1)	Total in 2015	% (1)
Installments not yet due	96,707,244	119,572,462	55,575,810	38,449,631	4,304,314	2,236,912	966,714	1,957,092	4,448,023	324,218,202	100.0	326,390,628	100.0
1 to 30	8,003,040	17,585,240	3,131,721	5,598,312	452,638	131,618	96,417	228,699	484,688	35,712,373	11.0	34,905,484	10.7
31 to 60	5,811,684	11,182,556	2,489,524	4,092,037	245,550	177,766	51,409	1,373,749	283,062	25,707,337	7.9	24,980,164	7.7
61 to 90	7,334,587	6,673,685	1,866,611	2,722,690	200,977	77,138	35,660	25,464	183,592	19,120,404	5.9	17,648,421	5.4
91 to 180	11,089,429	13,373,755	4,591,970	6,203,319	508,790	292,927	121,123	99,873	333,140	36,614,326	11.3	41,346,863	12.7
181 to 360	14,661,949	18,182,464	6,499,801	6,500,927	573,548	314,594	101,305	66,155	1,520,047	48,420,790	14.9	51,971,677	15.9
More than 360	49,806,555	52,574,762	36,996,183	13,332,346	2,322,811	1,242,869	560,800	163,152	1,643,494	158,642,972	49.0	155,538,019	47.6
Generic provision	-	598,143	555,886	1,153,571	430,441	671,096	483,357	1,369,964	4,448,023	9,710,481		7,281,932
Grand total in 2016 (2)	96,707,244	119,572,462	58,266,048	43,210,231	8,562,496	4,776,497	3,161,721	3,768,315	14,965,672	352,990,686
Existing provision	-	730,420	667,535	3,601,160	2,537,188	2,331,414	2,188,102	3,335,582	14,965,672	30,357,073
Minimum required provision	-	598,143	582,789	1,296,389	856,259	1,432,971	1,580,860	2,637,821	14,965,672	23,950,904
Excess provision (3)	-	132,277	84,746	2,304,771	1,680,929	898,443	607,242	697,761	-	6,406,169
Grand total in 2015 (2)	73,118,182	139,591,457	65,328,204	46,061,582	6,641,023	3,830,580	3,668,230	2,053,513	11,725,999			352,018,770
Existing provision	-	744,658	717,435	2,136,986	1,890,129	1,840,362	2,458,956	2,036,565	11,725,999			23,551,090
Minimum required provision	-	698,015	653,313	1,381,877	664,132	1,149,203	1,834,146	1,437,489	11,725,999			19,544,174
Excess provision (3)	-	46,643	64,122	755,109	1,225,997	691,159	624,810	599,076	-			4,006,916

(1)   Percentage of maturities by type of installment;

(2)   The grand total includes performing loans of R$324,218,202 thousand (R$326,390,628 thousand in 2015) and non-performing loans of R$28,772,484 thousand (R$25,628,142 thousand in 2015); and

(3)   On March 31, 2016, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for the excess provision, and totals R$762,870 thousand (R$607,195 thousand in 2015) (Note 19b).

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Notes to the Consolidated Financial Statements

d)    Concentration of loans

	On March 31 - R$ thousand
	2016	% (1)	2015	% (1)
Largest borrower	10,393,700	2.9	7,496,522	2.1
10 largest borrowers	32,434,092	9.2	27,157,144	7.7
20 largest borrowers	47,766,867	13.5	40,968,276	11.6
50 largest borrowers	69,261,950	19.6	60,546,037	17.2
100 largest borrowers	84,738,678	24.0	74,572,128	21.2

(1)    Percentage on total portfolio (as defined by Bacen).

e)     By economic sector

	On March 31 - R$ thousand
	2016	%	2015	%
Public sector	10,399,314	2.9	7,513,447	2.1
Federal government	10,393,700	2.9	7,496,522	2.1
Petrochemical	10,393,700	2.9	7,496,522	2.1
State government	5,614	-	16,925	-
Production and distribution of electricity	5,614	-	16,925	-
Private sector	342,591,372	97.1	344,505,323	97.9
Manufacturing	59,411,974	16.8	59,167,397	16.8
Food products and beverages	12,456,172	3.5	13,307,370	3.8
Steel, metallurgy and mechanics	10,360,903	2.9	10,111,197	2.9
Light and heavy vehicles	7,944,170	2.3	5,919,850	1.7
Pulp and paper	4,431,581	1.3	4,276,609	1.2
Chemical	4,063,322	1.2	4,810,379	1.4
Textiles and apparel	2,632,757	0.8	3,204,695	0.9
Rubber and plastic articles	2,628,403	0.7	2,887,802	0.8
Extraction of metallic and non-metallic ores	2,597,763	0.7	1,757,544	0.5
Automotive parts and accessories	2,101,859	0.6	2,107,816	0.6
Furniture and wood products	1,916,616	0.5	2,161,238	0.6
Non-metallic materials	1,822,809	0.5	2,118,705	0.6
Oil refining and production of alcohol	1,472,020	0.4	1,727,944	0.5
Electric and electronic products	979,442	0.3	1,304,360	0.4
Leather articles	974,863	0.3	813,458	0.2
Publishing, printing and reproduction	513,583	0.1	567,724	0.2
Other industries	2,515,711	0.7	2,090,706	0.5
Commerce	38,401,034	11.0	42,354,705	12.0
Merchandise in specialty stores	7,026,575	2.0	8,166,095	2.3
Non-specialized retailer	5,568,735	1.6	5,306,610	1.5
Food products, beverages and tobacco	4,497,885	1.3	5,135,086	1.4
Waste and scrap	3,087,894	0.9	3,934,468	1.1
Clothing and footwear	2,937,143	0.8	3,020,703	0.9
Automobile	2,682,477	0.8	3,415,286	1.0
Motor vehicle repairs, parts and accessories	2,659,185	0.8	2,963,463	0.8
Agricultural products	1,872,460	0.5	2,371,394	0.7
Grooming and household articles	1,843,982	0.5	2,178,220	0.6
Fuel	1,761,768	0.5	1,953,602	0.6

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Notes to the Consolidated Financial Statements

	On March 31 - R$ thousand
	2016	%	2015	%
Wholesale of goods in general	1,038,611	0.3	1,057,551	0.3
Trading intermediary	882,754	0.3	918,721	0.3
Other commerce	2,541,565	0.7	1,933,506	0.5
Financial intermediaries	3,505,291	1.0	3,956,583	1.1
Services	92,346,402	26.1	94,958,325	27.0
Civil construction	22,689,972	6.4	23,858,082	6.8
Transportation and storage	16,397,911	4.6	18,132,263	5.1
Real estate activities, rentals and corporate services	12,497,441	3.5	13,137,425	3.7
Holding companies, legal, accounting and business advisory services	6,888,017	2.0	7,289,209	2.1
Clubs, leisure, cultural and sport activities	5,334,000	1.5	4,755,328	1.3
Production and distribution of electric power, gas and water	4,653,882	1.3	4,657,443	1.3
Social services, education, health, defense and social security	3,066,698	0.9	3,010,166	0.9
Hotels and catering	2,750,170	0.8	2,924,319	0.8
Telecommunications	422,730	0.1	753,786	0.2
Other services	17,645,581	5.0	16,440,304	4.8
Agriculture, cattle raising, fishing, forestry and timber industry	3,001,312	0.9	3,614,291	1.0
Individuals	145,925,359	41.3	140,454,022	40.0
Total	352,990,686	100.0	352,018,770	100.0

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Notes to the Consolidated Financial Statements

f)   Breakdown of loans and allowance for loan losses

Level of risk	On March 31 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2016 YTD (2)	% 2015 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	96,707,244	96,707,244	27.4	27.4	20.8
A	-	-	-	119,572,462	119,572,462	33.9	61.3	60.5
B	679,767	2,010,471	2,690,238	55,575,810	58,266,048	16.5	77.8	79.0
C	1,291,108	3,469,492	4,760,600	38,449,631	43,210,231	12.2	90.0	92.1
Subtotal	1,970,875	5,479,963	7,450,838	310,305,147	317,755,985	90.0
D	1,324,092	2,934,090	4,258,182	4,304,314	8,562,496	2.4	92.4	94.0
E	950,828	1,588,757	2,539,585	2,236,912	4,776,497	1.4	93.8	95.1
F	970,572	1,224,435	2,195,007	966,714	3,161,721	0.9	94.7	96.1
G	816,218	995,005	1,811,223	1,957,092	3,768,315	1.1	95.8	96.7
H	5,821,370	4,696,279	10,517,649	4,448,023	14,965,672	4.2	100.0	100.0
Subtotal	9,883,080	11,438,566	21,321,646	13,913,055	35,234,701	10.0
Grand total in 2016	11,853,955	16,918,529	28,772,484	324,218,202	352,990,686	100.0
%	3.4	4.8	8.2	91.8	100.0
Grand total in 2015	11,191,057	14,437,085	25,628,142	326,390,628	352,018,770
%	3.2	4.1	7.3	92.7	100.0

(1)  Percentage of level of risk in relation to the total portfolio; and

(2)  Cumulative percentage of level of risk on total portfolio.

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Level of risk	On March 31 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess (2)	Existing	% 2016 YTD (1)	% 2015 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	598,143	598,143	132,277	730,420	0.6	0.5
B	1.0	6,798	20,105	26,903	555,886	582,789	84,746	667,535	1.1	1.1
C	3.0	38,733	104,085	142,818	1,153,571	1,296,389	2,304,771	3,601,160	8.3	4.6
Subtotal		45,531	124,190	169,721	2,307,600	2,477,321	2,521,794	4,999,115	1.6	1.1
D	10.0	132,409	293,409	425,818	430,441	856,259	1,680,929	2,537,188	29.6	28.5
E	30.0	285,248	476,627	761,875	671,096	1,432,971	898,443	2,331,414	48.8	48.0
F	50.0	485,286	612,217	1,097,503	483,357	1,580,860	607,242	2,188,102	69.2	67.0
G	70.0	571,353	696,504	1,267,857	1,369,964	2,637,821	697,761	3,335,582	88.5	99.2
H	100.0	5,821,370	4,696,279	10,517,649	4,448,023	14,965,672	-	14,965,672	100.0	100.0
Subtotal		7,295,666	6,775,036	14,070,702	7,402,881	21,473,583	3,884,375	25,357,958	72.0	71.5
Grand total in 2016		7,341,197	6,899,226	14,240,423	9,710,481	23,950,904	6,406,169	30,357,073	8.6
%		24.2	22.7	46.9	32.0	78.9	21.1	100.0
Grand total in 2015		6,349,849	5,912,393	12,262,242	7,281,932	19,544,174	4,006,916	23,551,090		6.7
%		27.0	25.1	52.1	30.9	83.0	17.0	100.0

(1)   Percentage of existing provision in relation to total portfolio, by level of risk; and

(2)   On March 31, 2016, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$762,870 thousand (R$607,195 thousand in 2015) (Note 19b).

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g)    Changes in allowance for loan losses

	Accrued on March 31 - R$ thousand
	2016	2015
Opening balance	29,416,600	23,068,867
- Specific provision (1)	14,196,821	11,931,414
- Generic provision (2)	8,811,051	7,131,452
- Excess provision (3) (4)	6,408,728	4,006,001
Additions (Note 9h-1)	5,952,282	4,015,076
Net write-offs	(5,011,809)	(3,532,853)
Closing balance	30,357,073	23,551,090
- Specific provision (1)	14,240,423	12,262,242
- Generic provision (2)	9,710,481	7,281,932
- Excess provision (3) (4)	6,406,169	4,006,916

(1)    For contracts with installments past due for more than 14 days;

(2)    Recorded based on the customer/transaction classification and therefore not included in the preceding item;

(3)    The additional provision is recorded based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk in Note 9f; and

(4)    On March 31, 2016, it includes the provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$762,870 thousand (R$607,195 thousand in 2015) (Note 19b).

h)      Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	Accrued on March 31 - R$ thousand
	2016	2015
Amount recorded (1)	5,952,282	4,015,076
Amount recovered (2)	(1,044,635)	(850,356)
Allowance for Loan Losses expense net of amounts recovered	4,907,647	3,164,720

(1)   In the first quarter of 2016, includes amount recorded of the provision of guarantees offered, comprising sureties, guarantees, letters of credit and standby letter of credit, which are presented in the “excess” provision, totaling R$68,687 thousand (R$185,599 thousand in 2015); and

(2)   Classified in income from loans (Note 9j).

i)       Changes in the renegotiated portfolio

	Accrued on March 31 - R$ thousand
	2016	2015
Opening balance	12,728,723	10,775,621
Amount renegotiated	3,499,449	2,943,653
Amount received	(1,835,622)	(1,656,458)
Write-offs	(1,314,324)	(962,730)
Closing balance	13,078,226	11,100,086
Allowance for loan losses	8,598,990	7,029,082
Percentage on renegotiated portfolio	65.8%	63.3%

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Notes to the Consolidated Financial Statements

j)      Income from loans and leasing

	Accrued on March 31 - R$ thousand
	2016	2015
Discounted trade receivables and loans	11,779,971	10,697,866
Financing	3,804,280	3,724,667
Agricultural and agribusiness loans	460,547	355,447
Subtotal	16,044,798	14,777,980
Recovery of credits charged-off as losses	1,044,635	850,356
Subtotal	17,089,433	15,628,336
Leasing, net of expenses	82,449	141,750
Total	17,171,882	15,770,086

10)    OTHER RECEIVABLES

a)      Foreign exchange portfolio

Balances

	On March 31 - R$ thousand
	2016	2015
Assets – other receivables
Exchange purchases pending settlement	13,585,102	10,775,255
Exchange sale receivables	13,098,550	2,595,211
(-) Advances in domestic currency received	(265,065)	(323,028)
Income receivable on advances granted	114,490	84,583
Total	26,533,077	13,132,021
Liabilities – other liabilities
Exchange sales pending settlement	12,690,769	2,717,521
Exchange purchase payables	13,743,337	8,999,754
(-) Advances on foreign exchange contracts	(9,086,665)	(7,035,908)
Other	10,561	5,102
Total	17,358,002	4,686,469
Net foreign exchange portfolio	9,175,075	8,445,552
Off-balance-sheet accounts:
- Loans available for import	119,277	424,303
- Confirmed exports loans	60,180	77,359

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Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	Accrued on March 31 - R$ thousand
	2016	2015
Foreign exchange income	(1,920,030)	1,165,618
Adjustments:
- Income on foreign currency financing (1)	38,579	129,222
- Income on export financing (1)	490,303	407,639
- Income on foreign investments (2)	1,074	27,161
- Expenses of liabilities with foreign bankers (3) (Note 16c)	32,679	(942,382)
- Funding expenses (4)	(400,005)	(191,560)
- Other (5)	2,127,371	(329,633)
Total adjustments	2,290,001	(899,553)
Adjusted foreign exchange income	369,971	266,065

(1)    Recognized in “Income from loans”;

(2)    Recognized in “Income from security transactions”;

(3)    Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;

(4)    Refers to funding expenses of investments in foreign exchange; and

(5)    Basically includes the exchange rate variations of resources invested in foreign currency.

b)   Sundry

	On March 31 - R$ thousand
	2016	2015
Deferred tax assets (Note 33c)	48,013,193	37,121,358
Credit card operations	20,432,346	19,262,801
Debtors for escrow deposits	12,758,859	11,546,450
Prepaid taxes	5,737,972	5,924,322
Trade and credit receivables (1)	5,107,531	3,273,027
Other debtors	2,292,546	3,745,606
Payments to be reimbursed	743,513	742,647
Receivables from sale of assets	95,835	87,720
Other	256,979	214,131
Total	95,438,774	81,918,062

(1)    Primarily includes receivables from the acquisition of loans without substantial transfer of risks and benefits.

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Notes to the Consolidated Financial Statements

11)    OTHER ASSETS

a)     Foreclosed assets/other

	On March 31 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2016	2015
Real estate	1,239,383	(203,723)	1,035,660	782,450
Vehicles and similar	680,014	(358,777)	321,237	259,064
Goods subject to special conditions	328,542	(328,542)	-	-
Inventories/warehouse	54,451	-	54,451	65,214
Machinery and equipment	25,379	(16,309)	9,070	8,519
Other	26,573	(19,125)	7,448	5,874
Total in 2016	2,354,342	(926,476)	1,427,866
Total in 2015	1,790,481	(669,360)		1,121,121

b)    Prepaid expenses

	On March 31 - R$ thousand
	2016	2015
Deferred insurance acquisition costs (1)	2,030,926	1,961,970
Commission on the placement of loans and financing (2)	701,321	1,251,319
Advertising and marketing expenses (3)	200,835	193,603
Other (4)	1,123,919	418,226
Total	4,057,001	3,825,118

(1)    Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(2)    Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;

(3)    Prepaid expenses of future advertising and marketing campaigns on media; and

(4)    It includes, principally, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

12)    INVESTMENTS

a)      Composition of investments in the consolidated financial statements

Affiliates and Jointly Controlled Subsidiaries	On March 31 - R$ thousand
	2016	2015
- Cielo S.A.	3,399,201	2,711,192
- Elo Participações S.A.	829,330	644,597
- IRB-Brasil Resseguros S.A.	589,784	547,378
- Fleury S.A.	515,309	176,352
- Fidelity Processadora e Serviços S.A. (1)	-	272,170
- Aquarius Participações S.A. (1)	264,103	-
- Haitong Banco de Investimento do Brasil S.A.	131,307	131,421
- Integritas Participações S.A. (2)	-	492,974
- Others	305,648	309,179
Total investment in Unconsolidated and Jointly Controlled Subsidiaries – in Brazil and Overseas	6,034,682	5,285,263
- Tax incentives	234,717	239,417
- Other investments	156,075	173,360
Provision for:
- Tax incentives	(207,933)	(211,931)
- Other investments	(43,151)	(61,794)
Grand total investments	6,174,390	5,424,315

(1)    In January 2016, Aquarius Participações S.A. was endowed with the contribution of the investment of Fidelity Processadora e Serviços S.A.; and

(2)    Company incorporated by Bradseg Participações S.A. in October 2015.

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b)   The income/expense from the equity method accounting of investments was recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated and Jointly Controlled Subsidiaries”, and correspond in 2016 to R$405,665 thousand (R$300,459 thousand in 2015).

Companies	R$ thousand
	Capital Stock	Shareholders’ equity adjusted	Number of shares/ quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)
			ON	PN			2016	2015
- Elo Participações S.A. (2)	800,227	1,658,328	372	-	50.01%	116,487	58,255	56,393
- IRB-Brasil Resseguros S.A. (3)	1,453,080	2,875,592	63,727	-	20.51%	181,994	37,327	(8,913)
- Aquarius Participações S.A. (4)	647,671	538,986	317,351	-	49.00%	19,014	9,317	-
- Haitong Banco de Investimento do Brasil S.A.	420,000	656,535	12,734	12,734	20.00%	9,345	1,869	(6,574)
- Fidelity Processadora e Serviços S.A. (4)	-	-	-	-	-	-	-	13,635
- Integritas Participações S.A. (3) (5)	-	-	-	-	-	-	-	(196)
- Others (6)							298,897	246,114
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries							405,665	300,459

(1)   The adjustment considers income calculated periodically by the companies and includes equity variations recorded by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;

(2)   Investment in jointly controlled subsidiaries;

(3)   Based on financial information from the previous month;

(4)   In January 2016, Aquarius Participações S.A. was endowed with the contribution of the investment of Fidelity Processadora e Serviços S.A.;

(5)   Company incorporated by Bradseg Participações S.A. in October 2015; and

(6)   Includes, primarilly, the adjustments resulting from the assessment by the equity equivalence method in public companies (Cielo S.A. and Fleury S.A.).

13)    PREMISES AND EQUIPMENT

	On March 31 - R$ thousand
	Annual rate	Cost	Depreciation	Cost net of depreciation
				2016	2015
Property and equipment:
- Buildings	4%	1,448,347	(519,310)	929,037	667,369
- Land	-	448,080	-	448,080	370,995
Facilities, furniture and premises and equipment	10%	4,456,201	(2,228,143)	2,228,058	1,868,912
Security and communication systems	10%	270,396	(178,309)	92,087	69,295
Data processing systems	20 to 50%	5,572,961	(3,900,040)	1,672,921	1,333,274
Transportation systems	20%	102,548	(36,112)	66,436	48,491
Fixed Assets in course	-	85,918	-	85,918	343,266
Total in 2016		12,384,451	(6,861,914)	5,522,537
Total in 2015		11,837,353	(7,135,751)		4,701,602

The fixed assets to net worth ratio is 34.0% when considering only the companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit is 50.0%.

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Notes to the Consolidated Financial Statements

14)    INTANGIBLE ASSETS

a)   Goodwill

The goodwill recorded from investment acquisitions totaled R$2,636,095 thousand, net of accumulated amortization, as applicable, of which: (i) R$1,574,161 thousand recorded in ‘Permanent Assets – Investments’ represents the acquisition of shares of affiliates and of jointly controlled subsidiaries (Cielo/Fleury), which will be amortized as realized; and (ii) R$1,061,934 thousand represented by the acquisition of shares of subsidiaries/shared control, represented by the future profitability/client portfolio, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recorded in the Fixed Assets – Intangible Assets.

In the first quarter of 2016, goodwill was amortized totaling R$32,530 thousand (R$32,528 thousand in 2015) (Note 28).

b)   Intangible assets

Acquired intangible assets consist of:

	On March 31 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2016	2015
Acquisition of financial services rights	Contract (4)	4,496,467	(2,409,019)	2,087,448	1,852,204
Software (2)	20%	9,280,033	(5,606,777)	3,673,256	3,701,723
Future profitability/ client portfolio (3)	Up to 20%	1,851,610	(789,676)	1,061,934	1,185,196
Other	Contract	634,242	(571,251)	62,991	378,729
Total in 2016		16,262,352	(9,376,723)	6,885,629
Total in 2015		15,373,420	(8,255,568)		7,117,852

(1)    Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)    Software acquired and/or developed by specialized companies;

(3)    Mainly composed of goodwill on the acquisition of equity interest in Banco Bradescard - R$688,871 thousand, Odontoprev - R$159,033 thousand, Bradescard Mexico - R$19,193 thousand, Europ Assistance Serviços de Assistência Personalizados - R$8,981 thousand and Banco Bradesco BBI S.A. - R$141,276 thousand; and

(4)    Based on the pay-back of each agreement.

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Notes to the Consolidated Financial Statements

c)   Changes in intangible assets by type

	Accrued on March 31 - R$ thousand
	Acquisition of financial services rights	Software	Future profitability/ customer portfolio	Others	2016	2015
Initial balance	2,260,033	3,639,824	1,095,877	76,788	7,072,522	7,272,161
Additions (reductions)	55,932	289,504	(1,413)	33,241	377,264	221,699
Amortization for the period	(228,517)	(256,072)	(32,530)	(47,038)	(564,157)	(376,008)
Closing balance	2,087,448	3,673,256	1,061,934	62,991	6,885,629	7,117,852

15)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
● Demand deposits (1)	22,590,729	-	-	-	22,590,729	30,092,587
● Savings deposits (1)	88,261,256	-	-	-	88,261,256	91,741,025
● Interbank deposits	378,777	164,969	60	42,707	586,513	454,921
● Time deposits (2)	11,841,520	14,446,159	9,145,732	42,338,983	77,772,394	89,417,834
Grand total in 2016	123,072,282	14,611,128	9,145,792	42,381,690	189,210,892
%	65.1	7.7	4.8	22.4	100.0
Grand total in 2015	142,838,839	19,550,054	6,017,086	43,300,388		211,706,367
%	67.5	9.2	2.8	20.5		100.0

(1)     Classified as “1 to 30 days”, not considering average historical turnover; and

(2)     Considers the actual maturities of investments.

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Notes to the Consolidated Financial Statements

b)   Securities sold under agreements to repurchase

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
Own portfolio	22,755,522	39,368,385	7,781,572	38,233,741	108,139,220	107,028,782
● Government securities	18,172,864	234,603	23,260	4,655	18,435,382	32,622,853
● Debentures of own issuance	2,402,764	39,133,782	7,758,312	36,900,481	86,195,339	66,674,866
● Foreign	2,179,894	-	-	1,328,605	3,508,499	7,731,063
Third-party portfolio (1)	114,955,640	-	-	-	114,955,640	130,579,281
Unrestricted portfolio (1)	494,683	475,281	-	-	969,964	568,450
Grand total in 2016	138,205,845	39,843,666	7,781,572	38,233,741	224,064,824
%	61.6	17.8	3.5	17.1	100.0
Grand total in 2015	173,038,483	31,878,554	16,735,512	16,523,964		238,176,513
%	72.7	13.4	7.0	6.9		100.0

(1)    Represented by government securities.

c)   Funds from issuance of securities

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
Securities – Brazil:
- Mortgage bonds	-	-	-	-	-	334,571
- Letters of credit for real estate	1,305,506	6,723,007	5,561,646	7,589,365	21,179,524	14,299,643
- Letters of credit for agribusiness	532,579	4,723,320	2,462,457	1,680,761	9,399,117	10,136,738
- Financial bills	4,099,708	6,928,424	19,721,094	41,862,379	72,611,605	55,146,238
Subtotal	5,937,793	18,374,751	27,745,197	51,132,505	103,190,246	79,917,190
Securities – Overseas:
- MTN Program Issues (1)	130,163	1,535,590	2,919,909	237,641	4,823,303	5,323,721
- Securitization of future flow of money orders received from overseas	9,300	531,427	531,426	3,062,824	4,134,977	2,767,351
- Issuance costs	-	-	-	(37,118)	(37,118)	(15,341)
Subtotal	139,463	2,067,017	3,451,335	3,263,347	8,921,162	8,075,731
Structured operations certificates	29,817	167,375	226,712	81,816	505,720	254,369
Grand total in 2016	6,107,073	20,609,143	31,423,244	54,477,668	112,617,128
%	5.4	18.3	27.9	48.4	100.0
Grand total in 2015	4,852,387	24,260,020	21,167,673	37,967,210		88,247,290
%	5.5	27.5	24.0	43.0		100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long term.

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d)   Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	Accrued on March 31 - R$ thousand
	2016	2015
Savings deposits	1,606,048	1,479,138
Time deposits	1,570,269	2,309,400
Securities sold under agreements to repurchase	6,212,048	5,721,249
Funds from issuance of securities	4,783,537	2,785,227
Other funding expenses	110,452	116,906
Subtotal	14,282,354	12,411,920
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	5,413,999	3,584,192
Total	19,696,353	15,996,112

16)    BORROWING AND ON-LENDING

a)  Borrowing

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
In Brazil – Other Institutions	9,266	-	-	9,181	18,447	22,497
Overseas	2,879,181	10,297,377	6,351,570	4,074,150	23,602,278	19,741,037
Grand total in 2016	2,888,447	10,297,377	6,351,570	4,083,331	23,620,725
%	12.2	43.6	26.9	17.3	100.0
Grand total in 2015	1,553,943	9,876,050	5,300,466	3,033,075		19,763,534
%	7.9	50.0	26.8	15.3		100.0

b)  On-lending

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
In Brazil	1,177,674	4,845,359	4,878,384	24,789,068	35,690,485	40,933,541
- National Treasury	-	-	80,766	-	80,766	52,086
- BNDES	434,483	1,298,091	1,162,078	8,463,873	11,358,525	12,008,291
- FINAME	741,946	3,542,614	3,634,248	16,325,195	24,244,003	28,854,678
- Other institutions	1,245	4,654	1,292	-	7,191	18,486
Overseas	34,988	1,210	2,167,322	1,334,395	3,537,915	1,671,809
Grand total in 2016	1,212,662	4,846,569	7,045,706	26,123,463	39,228,400
%	3.1	12.4	18.0	66.5	100.0
Grand total in 2015	1,186,047	6,023,213	8,072,836	27,323,254		42,605,350
%	2.8	14.1	18.9	64.2		100.0

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c)     Borrowing and on-lending expenses

	Accrued on March 31 – R$ thousand
	2016	2015
Borrowing:
- In Brazil	2,144	6,546
- Overseas	89,476	52,239
Subtotal borrowing	91,620	58,785
On-lending in Brazil:
- National Treasury	1,830	1,802
- BNDES	226,308	187,993
- FINAME	138,744	237,404
- Other institutions	226	400
On-lending overseas:
- Payables to foreign bankers (Note 10a)	(32,679)	942,382
- Other expenses with foreign on-lending	(6,326,459)	10,654,034
- Exchange variation from assets and liabilities overseas	3,024,943	(5,799,035)
Subtotal on-lending	(2,967,087)	6,224,980
Total	(2,875,467)	6,283,765

17)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court rule, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

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Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on Organization Bradesco’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

             III -   Legal obligations – provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-          PIS and COFINS – R$2,179,158 thousand (R$1,963,859 thousand in 2015): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-          INSS of the Self-employed – R$1,852,851 thousand (R$1,591,091 thousand in 2015): discussing the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99;

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-          IRPJ/CSLL on losses of credits – R$1,895,099 thousand (R$2,069,323 thousand in 2015): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-          PIS – EC 17/97 - R$235,699 thousand (R$227,259 thousand in 2015): for the period from July 1997 to February 1998, request to calculate and pay PIS contributions as established by LC 07/70 (PIS Repique) and not as established by EC 17/97 (PIS on Gross Operating Income);

-          PIS – R$329,297 thousand (R$315,880 thousand in 2015): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation set out in Article 44 of Law No. 4,506/64, which excludes interest income; and

-          Pension Contributions – R$1,102,264 thousand (R$920,790 thousand in 2015): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the fiscalization as compensatory sums subject to the incidence of such financial contributions and isolated fine for not withholding tax of the IRRF on the related financial contributions.

In general, the provisions relating to lawsuits are considered as long-term, due to the unpredictable time of duration of the proceedings in the Brazilian justice system, the reason by which the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

            IV -   Provisions by nature

	On March 31 - R$ thousand
	2016	2015
Labor claims	3,069,356	2,655,454
Civil claims	4,192,052	4,044,829
Subtotal (1)	7,261,408	6,700,283
Provision for tax risks (2)	8,267,684	7,835,221
Total	15,529,092	14,535,504

(1)     Note 19b; and

(2)     Classified under “Other liabilities - tax and social security” (Note 19a).

              V -   Changes in provisions

	R$ thousand
	2016
	Labor	Civil	Tax (1)
Balance on December 31, 2015	3,048,442	4,202,950	8,112,925
Adjustment for inflation	102,210	94,208	170,112
Provisions, net of reversals and write-offs	141,393	272,984	21,823
Payments	(222,689)	(378,090)	(37,176)
Balance on March 31, 2016	3,069,356	4,192,052	8,267,684

(1)     Mainly include legal liabilities.

c)   Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$1,942,279 thousand (R$1,884,046 thousand in 2015) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; b) 2006 to 2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$5,307,025 thousand (R$4,281,045 thousand in 2015); c) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$1,225,277 thousand (R$979,460 thousand in 2015); d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2010, and differences in depreciation and operating expenses and income, amounting to R$928,066 thousand (R$1,247,006 thousand in 2015); and e) IRPJ and CSLL deficiency note, amounting to R$430,502 thousand (R$384,621 thousand in 2015) relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

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Notes to the Consolidated Financial Statements

18)    SUBORDINATED DEBT

	On March 31 - R$ thousand
	Original term in years	Amount of the operation	2016	2015
In Brazil:
Subordinated CDB:
2015 (1)	6	-	-	2,785,967
2016 (4)	6	-	-	1,005
2019	10	20,000	51,239	43,305
Financial bills:
2016	6	102,018	202,822	173,673
2017	6	8,630,999	10,463,760	9,892,785
2018	6	8,262,799	9,608,992	9,170,267
2019	6	21,858	30,924	27,146
2017	7	40,100	87,419	75,483
2018	7	141,050	268,258	225,801
2019	7	3,172,835	3,487,504	3,397,832
2020	7	1,700	2,442	2,134
2022 (2)	7	4,305,011	4,559,612	-
2023 (5) (6)	7	364,152	377,213	-
2018	8	50,000	102,172	85,420
2019	8	12,735	23,034	20,080
2020	8	28,556	45,232	39,220
2021	8	1,236	1,776	1,555
2023 (2)	8	1,706,846	1,799,480	-
2024 (5) (6)	8	5,641	5,801	-
2021	9	7,000	10,584	9,176
2024 (2)	9	4,924	5,184	-
2025 (2)	9	18,956	19,465	-
2021	10	19,200	34,250	29,324
2022	10	54,143	84,349	73,457
2023	10	688,064	950,631	840,524
2025 (2)	10	284,137	306,981	-
2026 (5) (6)	10	112,252	114,288	-
2026 (2)	11	3,400	3,594	-
Perpetual (2)	-	5,000,000	5,221,380	-
CDB pegged to loans:
2016	1	396	599	2,633
Subtotal in Brazil			37,868,985	26,896,787

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Notes to the Consolidated Financial Statements

	On March 31 - R$ thousand
	Original term in years	Amount of the operation	2016	2015
Overseas:
2019	10	1,333,575	2,670,176	2,406,451
2021	11	2,766,650	5,745,627	5,178,667
2022	11	1,886,720	3,922,431	3,533,990
Issuance costs on funding			(23,667)	(26,269)
Subtotal overseas			12,314,567	11,092,839
Grand total (3)			50,183,552	37,989,626

(1)     Subordinated debt transactions that matured in 2015;

(2)     New issues of financial letters in October, November and December 2015, referring to subordinate debts were recorded under the heading "Debt Capital Instruments";

(3)     It includes the amount of R$12,413,000 thousand, referring to subordinate debts recorded in “Eligible Debt Capital Instruments”;

(4)     Maturity of operations of subordinate debts in January 2016;

(5)     New issues of financial letters in January and February 2016, referring to subordinate debts were recorded under the heading "Debt Capital Instruments"; and

(6)    New issues of financial letters in March 2016, referring to subordinate debts were recorded under the heading "Debt Capital Instruments".

19)    OTHER LIABILITIES

a)   Tax and social security

	On March 31 - R$ thousand
	2016	2015
Provision for tax risk (Note 17b IV)	8,267,684	7,835,221
Provision for deferred income tax (Note 33f)	3,533,713	3,278,955
Taxes and contributions on profit payable	4,184,378	1,112,431
Taxes and contributions payable	1,531,358	1,016,928
Total	17,517,133	13,243,535

b)   Sundry

	On March 31 - R$ thousand
	2016	2015
Credit card operations	18,483,031	16,722,075
Loan assignment obligations	7,621,089	5,263,871
Civil and labor provisions (Note 17b IV)	7,261,408	6,700,283
Provision for payments	5,140,721	5,088,519
Sundry creditors	4,797,679	4,757,796
Liabilities for acquisition of assets and rights	765,756	1,166,220
Obligations by quotas of investment funds	787,811	7,392
Other (1)	3,017,187	2,675,664
Total	47,874,682	42,381,820

(1)      Includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is registered in this account but also presented within the excess provision, totaling R$762,870 thousand (R$607,195 thousand in 2015) (Note 9g).

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20)    INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical provisions by account

	On March 31 - R$ thousand
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Current and long-term liabilities
Mathematical reserve for unvested benefits	866,645	833,607	148,303,708	123,982,286	-	-	149,170,353	124,815,893
Mathematical reserve for vested benefits	192,709	171,741	8,002,247	7,166,605	-	-	8,194,956	7,338,346
Mathematical reserve for capitalization bonds	-	-	-	-	5,965,026	6,136,379	5,965,026	6,136,379
Reserve for claims incurred but not reported (IBNR)	2,609,201	1,850,688	1,079,499	1,056,088	-	-	3,688,700	2,906,776
Unearned premium reserve	4,108,886	4,057,340	358,203	290,985	-	-	4,467,089	4,348,325
Complementary reserve for coverage	-	-	961,710	1,632,451	-	-	961,710	1,632,451
Reserve for unsettled claims	4,425,016	4,303,460	1,475,646	1,174,711	-	-	5,900,662	5,478,171
Reserve for financial surplus	-	-	531,032	454,891	-	-	531,032	454,891
Reserve for draws and redemptions	-	-	-	-	765,204	687,482	765,204	687,482
Other reserves	1,371,280	1,834,144	1,866,691	1,564,342	90,225	97,557	3,328,196	3,496,043
Total reserves	13,573,737	13,050,980	162,578,736	137,322,359	6,820,455	6,921,418	182,972,928	157,294,757

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b)   Guarantees for technical provisions

	On March 31 - R$ thousand
	Insurance		Life and pension plans		Capitalization bonds		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Total technical provisions	13,573,737	13,050,980	162,578,736	137,322,359	6,820,455	6,921,418	182,972,928	157,294,757
(-) Commercialization surcharge – extended warranty	(259,715)	(286,928)	-	-	-	-	(259,715)	(286,928)
(-) Portion corresponding to contracted reinsurance	(985,211)	(870,003)	(28,599)	(12,944)	-	-	(1,013,810)	(882,947)
(-) Deposits retained at IRB and court deposits	(2,318)	(2,318)	-	-	-	-	(2,318)	(2,318)
(-) Receivables	(880,766)	(915,249)	-	-	-	-	(880,766)	(915,249)
(-) Unearned premium reserve – Health Insurance (3)	(1,112,112)	(981,963)	-	-	-	-	(1,112,112)	(981,963)
(-) Reserves from DPVAT agreements	(383,289)	(287,601)	-	-	-	-	(383,289)	(287,601)
To be insured	9,950,326	9,706,918	162,550,137	137,309,415	6,820,455	6,921,418	179,320,918	153,937,751

Investment fund quotas (VGBL and PGBL)	-	-	133,015,815	110,601,228	-	-	133,015,815	110,601,228
Investment fund quotas (excluding VGBL and PGBL)	6,476,488	6,308,777	19,805,820	18,342,297	1,356,959	1,326,487	27,639,267	25,977,561
Government securities	5,473,658	5,273,440	14,650,874	12,122,597	5,848,249	5,619,395	25,972,781	23,015,432
Private securities	110,562	104,672	163,527	170,740	43,804	42,175	317,893	317,587
Shares	2,267	2,196	1,265,740	1,323,053	-	307,756	1,268,007	1,633,005
Total technical provision guarantees	12,062,975	11,689,085	168,901,776	142,559,915	7,249,012	7,295,813	188,213,763	161,544,813

(1)  “Other reserves” - Insurance primarily refers to technical provisions of the “personal health” portfolio;

(2)  “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses”; and

(3)  Deduction set forth in Article 4 of ANS Normative Resolution No. 314/12.

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Notes to the Consolidated Financial Statements

c)   Insurance, pension plan contribution and capitalization bond retained premiums

	Accrued on March 31 - R$ thousand
	2016	2015
Written premiums	8,136,853	7,293,480
Pension plan contributions (including VGBL)	5,785,569	5,080,665
Capitalization bond income	1,343,005	1,337,693
Granted coinsurance premiums	(20,500)	(24,021)
Refunded premiums	(59,339)	(53,369)
Net written premiums	15,185,588	13,634,448
Reinsurance premiums	(73,497)	(59,806)
Insurance, pension plan and capitalization bond retained premiums	15,112,091	13,574,642

21)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On March 31 - R$ thousand
	2016	2015
Banco Bradesco BBI S.A.	14,216	13,094
Other (1)	407,499	401,943
Total	421,715	415,037

(1)    Mainly related to the non-controlling interest in the subsidiary Odontoprev.

22)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On March 31
	2016 (1)	2015
Common shares	2,776,801,011	2,524,364,555
Preferred shares	2,776,800,721	2,524,364,292
Subtotal	5,553,601,732	5,048,728,847
Treasury (common shares)	(4,575,045)	(3,478,332)
Treasury (preferred shares)	(17,141,588)	(10,781,844)
Total outstanding shares	5,531,885,099	5,034,468,671

(1)   Considers bonus of shares of 10%.

In the Extraordinary General Meeting of March 10, 2015, a deliberation was made to increase the Capital Stock by R$5,000,000 thousand, increasing it from R$38,100,000 thousand to R$43,100,000 thousand. This was effected through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, with a stock-split of 20% in shares, by issuing 841,454,808 new nominative-book entry shares, with no nominal value, of which 420,727,426 were common shares and 420,727,382 were preferred shares. These were attributed free-of-charge to the shareholders registered on March 26, 2015 as bonus, in the ratio of two (2) new shares for every ten (10) shares of the same type that they own.

In the Extraordinary General Meeting of December 17, 2015, a decision was made to increase the share capital in the amount of R$3,000,000 thousand, raising it from R$43,100,000 thousand to R$46,100,000 thousand. On February 3, 2016, the Board of Directors decided to cancel the Capital Increase by subscription of shares, deliberated in the Extraordinary General Meeting of December 17, 2015, in the amount of R$3,000,000 thousand. The decision was due to the volatility of international and national stock markets, with impacts on the price of quotation of the shares on the Stock Exchange. This cancellation was ratified by the shareholders in the Extraordinary General Meeting on March 10, 2016.

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Notes to the Consolidated Financial Statements

In the Extraordinary General Meeting of March 10, 2016, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$43,100,000 thousand to R$51,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 504,872,885 new nominative-book entry shares, with no nominal value, whereby 252,436,456 are common and 252,436,429 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

b)   Interest on shareholders’ equity/dividends

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

Interest on shareholders’ equity for the period ended March 31, 2016, is calculated as follows:

	R$ thousand	% (1)
Net profit for the period	4,121,411
(-) Legal reserve	206,070
Adjusted calculation basis	3,915,341
Monthly and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	1,450,979
Withholding income tax on interest on shareholders’ equity	(217,647)
Interest on own capital (net) accumulated in 2016	1,233,332	31.50
Interest on own capital (net) accumulated in 2015	1,270,013	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments.

Interest on shareholders’ equity and dividends were paid or recorded in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recorded in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.056454	0.062099	248,666	37,300	211,366
Supplementary interest paid on own capital	0.235624	0.259186	1,245,467	186,820	1,058,647
Total accrued on March 31, 2015	0.292078	0.321285	1,494,133	224,120	1,270,013

Monthly interest on shareholders’ equity paid	0.051749	0.056924	273,240	40,986	232,254
Supplementary interest on shareholders’ equity provisioned	0.223062	0.245369	1,177,739	176,661	1,001,078
Total accrued on March 31, 2016	0.274811	0.302293	1,450,979	217,647	1,233,332

c)   Treasury shares

A total of 4,575,045 common shares and 17,141,588 preferred shares, with the stock dividend effect of 10%, had been acquired, totaling R$440,514 thousand until March 31, 2016, and remain in treasury. The minimum, average and maximum cost per common share is R$19.34962, R$24.55863 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$30.08 per common share and R$27.07 per preferred share on March 31, 2016.

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Notes to the Consolidated Financial Statements

23)    FEE AND COMMISSION INCOME

	Accrued on March 31 - R$ thousand
	2016	2015
Credit card income	1,457,213	1,406,423
Checking account	1,362,939	1,070,765
Loans	655,517	634,944
Collections	399,448	386,775
Consortium management	277,756	243,630
Asset management	234,038	227,035
Underwriting/ Financial Advisory Services	162,328	149,166
Custody and brokerage services	135,958	125,823
Payments	96,770	101,458
Other	130,850	135,759
Total	4,912,817	4,481,778

24)    PAYROLL AND RELATED BENEFITS

	Accrued on March 31 - R$ thousand
	2016	2015
Salaries	1,668,606	1,514,319
Benefits	788,425	723,154
Social security charges	595,631	573,123
Employee profit sharing	356,734	328,278
Provision for labor claims	157,205	136,327
Training	16,534	20,809
Total	3,583,135	3,296,010

25)    OTHER ADMINISTRATIVE EXPENSES

	Accrued on March 31 - R$ thousand
	2016	2015
Outsourced services	1,048,819	948,468
Depreciation and amortization	536,592	503,549
Communication	372,182	345,859
Data processing	337,840	279,325
Financial system services	235,479	205,045
Rental	223,577	215,892
Asset maintenance	206,717	216,736
Advertising and marketing	191,097	113,065
Security and surveillance	165,024	148,699
Transport	163,758	154,912
Water, electricity and gas	101,379	76,231
Supplies	70,551	74,757
Travel	25,621	26,836
Other	225,246	194,170
Total	3,903,882	3,503,544

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Notes to the Consolidated Financial Statements

26)    TAX EXPENSES

	Accrued on March 31 - R$ thousand
	2016	2015
Contribution for Social Security Financing (COFINS)	1,214,791	600,151
Social Integration Program (PIS) contribution	199,494	100,090
Tax on Services (ISSQN)	145,331	128,121
Municipal Real Estate Tax (IPTU) expenses	47,167	35,963
Other	98,446	55,466
Total	1,705,229	919,791

27)    OTHER OPERATING INCOME

	Accrued on March 31 - R$ thousand
	2016	2015
Other interest income	619,063	539,471
Reversal of other operating provisions	245,999	195,496
Revenues from recovery of charges and expenses	44,103	43,483
Gains on sale of goods	1,783	896
Other	536,076	614,910
Total	1,447,024	1,394,256

28)    OTHER OPERATING EXPENSES

	Accrued on March 31 - R$ thousand
	2016	2015
Other finance costs	1,236,218	1,096,026
Sundry losses	422,716	406,431
Discount granted	341,232	306,901
Commissions on loans and financing	287,331	380,277
Intangible assets amortization	228,517	215,253
Goodwill amortization (Note 14a)	32,530	32,528
Other (1)	1,247,853	1,725,457
Total	3,796,397	4,162,873

(1)    In the first quarter of 2016, it basically includes: (i) constitution of provision for guarantees provided, encompassing guarantees, sureties, letters of credit and standby letter of credit, which was highlighted from the provision surplus, to the sum of R$68,687 thousand (R$185,599 thousand in 2015) (Note 9h); and (ii) in the first quarter of 2015, includes provision for tax contingency, to the amount of R$475,703 thousand (Note 17b (v)).

29)    NON-OPERATING INCOME (LOSS)

	Accrued on March 31 - R$ thousand
	2016	2015
Gain/loss on sale and write-off of assets and investments (1)	98,908	(70,644)
Recording/reversal of non-operating provisions	(59,714)	19,165
Other	56,498	17,536
Total	95,692	(33,943)

(1)    In the first quarter of 2016, it includes, basically, the result in partial divestiture of the shares of the investment in Banco CBSS S.A., in the amount of R$162,665 thousand.

Bradesco     151

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

30)    RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)    Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	On March 31 - R$ thousand
	Controllers (1)		Joint control and affiliated companies (2)		Key management personnel (3)		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Assets
Interbank investments	-	-	386,106	202,600	-	-	386,106	202,600
Values receivable from affiliated companies	-	-	2,429	3,262	-	-	2,429	3,262
Other assets	-	-	7,040	7,195	-	-	7,040	7,195

Liabilities
Demand deposits/Savings accounts	45	20	5,396	2,875	14,651	19,638	20,092	22,533
Time deposits	106,015	59,779	42,393	10,288	86,522	85,169	234,930	155,236
Securities sold under agreements to repurchase	1,574,878	811,502	1,477,833	241,375	23,701	54,169	3,076,412	1,107,046
Funds from issuance of securities	5,412,063	-	-	-	665,203	650,036	6,077,266	650,036
Interest on own capital and dividends payable	455,889	410,764	-	-	-	-	455,889	410,764
Other liabilities	-	-	11,064	7,107	-	-	11,064	7,107

	Accrued on March 31 - R$ thousand
	Controllers (1)		Joint control and affiliated companies (2)		Key management personnel (3)		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Revenue from financial intermediation	-	-	12,742	5,789	-	-	12,742	5,789
Financial intermediation expenses	(250,853)	(11,583)	(24,175)	(8,713)	(22,912)	(21,890)	(297,940)	(42,186)
Income from services provided	-	-	81,514	77,332	-	-	81,514	77,332
Other expenses net of other operating revenues	(598)	(540)	(62,417)	(60,760)	-	-	(63,015)	(61,300)

(1)   Cidade de Deus Cia. Cial. de Participações, Fundação Bradesco, NCF Participações S.A., Titanium Holdings S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2)   Companies listed in Note 2; and

(3)   Members of the Board of Directors and Executive Board.

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Notes to the Consolidated Financial Statements

b)    Compensation for Key Management Personnel

Each year, the Annual Shareholders’ Meeting approves:

•     The annual grand total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•     The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organization.

For 2016, the maximum amount of R$439,700 thousand was set for Management compensation and R$247,700 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	Accrued on March 31 - R$ thousand
	2016	2015
Salaries	109,615	78,566
INSS contributions	24,605	17,640
Total	134,220	96,206

Post-employment benefits

	Accrued on March 31 - R$ thousand
	2016	2015
Defined contribution supplementary pension plans	54,306	81,785
Total	54,306	81,785

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On March 31
	2016	2015
● Common shares	0.60%	0.72%
● Preferred shares	1.08%	1.05%
● Total shares (1)	0.84%	0.89%

(1)    On March 31, 2016, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.92% of common shares, 1.12% of preferred shares and 2.02% of all shares.

Bradesco     153

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Notes to the Consolidated Financial Statements

31)    FINANCIAL INSTRUMENTS

Below is the statement of financial position by currency

	On March 31 - R$ thousand
	2016			2015
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	1,005,391,682	916,465,552	88,926,130	76,774,726
Funds available	18,527,203	7,983,201	10,544,002	3,133,845
Interbank investments	165,723,555	162,380,159	3,343,396	1,636,699
Securities and derivative financial instruments	343,577,120	326,671,493	16,905,627	16,308,561
Interbank and interdepartmental accounts	51,473,750	51,473,750	-	-
Loan and leasing	291,368,139	248,925,289	42,442,850	42,920,796
Other receivables and assets	134,721,915	119,031,660	15,690,255	12,774,825
Permanent assets	18,582,556	18,518,977	63,579	53,927
Investments	6,174,390	6,159,350	15,040	2,937
Premises and equipment and leased assets	5,522,537	5,498,204	24,333	20,192
Intangible assets	6,885,629	6,861,423	24,206	30,798
Total	1,023,974,238	934,984,529	88,989,709	76,828,653

Liabilities
Current and long-term liabilities	929,734,610	835,465,456	94,269,154	93,040,940
Deposits	189,210,892	164,522,042	24,688,850	37,639,260
Securities sold under agreements to repurchase	224,064,824	220,556,325	3,508,499	7,731,063
Funds from issuance of securities	112,617,128	103,695,966	8,921,162	8,075,731
Interbank and interdepartmental accounts	5,181,144	2,159,055	3,022,089	1,970,497
Borrowing and on-lending	62,849,125	35,261,811	27,587,314	21,781,061
Derivative financial instruments	10,395,360	9,499,724	895,636	1,530,121
Technical provision for insurance, pension plans and capitalization bonds	182,972,928	182,972,131	797	1,023
Other liabilities:
- Subordinated debts	50,183,552	37,868,985	12,314,567	11,092,839
- Other	92,259,657	78,929,417	13,330,240	3,219,345
Deferred income	487,785	487,785	-	-
Non-controlling interests in subsidiaries	421,715	421,715	-	-
Shareholders’ equity	93,330,128	93,330,128	-	-
Total	1,023,974,238	929,705,084	94,269,154	93,040,940

Net position of assets and liabilities			(5,279,445)	(16,212,287)
Net position of derivatives (2)			(45,753,512)	(20,368,667)
Other net off-balance-sheet accounts (3)			103,956	(919,475)
Net exchange position (liability)			(50,929,001)	(37,500,429)

(1)     Amounts originally recorded and/or indexed mainly in USD;

(2)     Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)     Other commitments recorded in off-balance-sheet accounts.

154             Economic and Financial Analysis Report – March 2016

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

VaR Internal Model – Trading Portfolio

The Trading Portfolio is composed of all the operations made with financial instruments, including derivatives, detained for negotiation or destined to hedge other instruments of the portfolio itself, and that are not subject to the limitation of their negotiability. The operations detained for negotiation are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage.

Below is the 1-day VaR:

Risk factors	On March 31 - R$ thousand
	2016	2015
Fixed rates	13,145	17,302
IGPM/IPCA	1,114	1,828
Exchange coupon	924	2,124
Foreign currency	1,874	3,799
Sovereign/Eurobonds and Treasuries	3,947	3,892
Other	7	1,591
Correlation/diversification effect	(4,808)	(12,323)
VaR (Value at Risk)	16,203	18,213

Amounts net of tax.

Sensitivity analysis

The Trading Portfolio is also monitored through daily sensitivity analyses that measure the effect of market movements and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

Sensitivity analyses were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$3.62 a scenario of R$3.66 was used, while for a 1-year fixed interest rate of 13.62%, a 13.63% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.62 a scenario of R$4.53 was used, while for a 1-year fixed interest rate of 13.62%, a 17.03% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$3.62 a scenario of R$5.43 was used, while for a 1-year fixed interest rate of 13.62%, a 20.44% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change contituously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Top Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

Bradesco     155

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		On March 31 - R$ thousand
		Trading Portfolio (1)
		2016			2015
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(536)	(179,590)	(349,928)	(988)	(322,750)	(630,289)
Price indexes	Exposure subject to variations in price index coupon rates	(42)	(6,317)	(11,955)	(71)	(10,331)	(18,812)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(18)	(1,578)	(3,116)	(68)	(4,234)	(8,430)
Foreign currency	Exposure subject to exchange rate variations	(661)	(16,529)	(33,059)	(1,188)	(29,702)	(59,404)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(122)	(4,051)	(8,085)	(292)	(5,437)	(10,860)
Other	Exposure not classified in other definitions	-	-	(1)	(1,063)	(26,564)	(53,128)
Total excluding correlation of risk factors		(1,379)	(208,065)	(406,144)	(3,670)	(399,018)	(780,923)
Total including correlation of risk factors		(652)	(172,109)	(335,149)	(2,494)	(353,426)	(690,371)

(1) Amounts net of tax.

We have demonstrated below the impacts of the financial exposures also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

Sensitivity Analysis – Trading and Banking Portfolios

		On March 31 - R$ thousand
		Trading portfolio (1)
		2016			2015
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(4,505)	(1,428,765)	(2,828,529)	(6,395)	(2,073,480)	(4,042,867)
Price indexes	Exposure subject to variations in price index coupon rates	(8,901)	(1,355,405)	(2,532,483)	(10,594)	(1,441,100)	(2,741,006)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(655)	(86,350)	(160,283)	(340)	(31,632)	(59,379)
Foreign currency	Exposure subject to exchange rate variations	(3,153)	(78,815)	(157,629)	(3,186)	(85,863)	(174,632)
Equities	Exposure subject to variation in stock prices	(12,399)	(309,972)	(619,945)	(18,602)	(465,045)	(930,090)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,992)	(59,991)	(118,201)	(971)	(37,666)	(74,188)
Other	Exposure not classified in other definitions	(851)	(21,265)	(42,531)	(1,168)	(29,205)	(58,409)
Total excluding correlation of risk factors		(32,456)	(3,340,563)	(6,459,601)	(41,256)	(4,163,991)	(8,080,571)
Total including correlation of risk factors		(19,473)	(2,693,363)	(5,211,388)	(28,279)	(3,513,513)	(6,807,285)

(1)  Amounts net of tax.

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Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows:

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	533,391,512	84,685,777	55,642,935	331,671,458	-	1,005,391,682
Funds available	18,527,203	-	-	-	-	18,527,203
Interbank investments (1)	159,832,513	4,963,053	543,131	384,858	-	165,723,555
Securities and derivative financial instruments (1) (2)	220,337,689	3,697,154	5,201,275	114,341,002	-	343,577,120
Interbank and interdepartmental accounts	50,770,081	-	-	703,669	-	51,473,750
Loan and leasing	28,363,739	63,694,718	42,949,584	156,360,098	-	291,368,139
Other receivables and assets	55,560,287	12,330,852	6,948,945	59,881,831	-	134,721,915
Permanent assets	240,541	1,202,946	1,300,483	9,216,116	6,622,470	18,582,556
Investments	-	-	-	-	6,174,390	6,174,390
Premises and equipment	73,047	365,241	438,289	4,197,880	448,080	5,522,537
Intangible assets	167,494	837,705	862,194	5,018,236	-	6,885,629
Total in 2016	533,632,053	85,888,723	56,943,418	340,887,574	6,622,470	1,023,974,238
Total in 2015	520,204,323	86,189,076	75,221,895	272,281,802	7,128,884	961,025,980

Liabilities
Current and long-term liabilities	496,717,490	95,819,544	67,736,613	269,460,963	-	929,734,610
Deposits (3)	123,072,282	14,611,128	9,145,792	42,381,690	-	189,210,892
Securities sold under agreements to repurchase (1)	138,205,845	39,843,666	7,781,572	38,233,741	-	224,064,824
Funds from issuance of securities	6,107,073	20,609,143	31,423,244	54,477,668	-	112,617,128
Interbank and interdepartmental accounts	5,181,144	-	-	-	-	5,181,144
Borrowing and on-lending	4,101,109	15,143,946	13,397,276	30,206,794	-	62,849,125
Derivative financial instruments	9,797,665	332,914	149,079	115,702	-	10,395,360
Technical provisions for insurance, pension plans and capitalization bonds (3)	150,794,579	4,480,365	1,848,398	25,849,586	-	182,972,928
Other liabilities:	59,457,793	798,382	3,991,252	78,195,782	-	142,443,209
- Subordinated debts	65,671	37,718	2,100,905	47,979,258	-	50,183,552
- Other	59,392,122	760,664	1,890,347	30,216,524	-	92,259,657
Deferred income	487,785	-	-	-	-	487,785
Non-controlling interests in subsidiaries	-	-	-	-	421,715	421,715
Shareholders’ equity	-	-	-	-	93,330,128	93,330,128
Total in 2016	497,205,275	95,819,544	67,736,613	269,460,963	93,751,843	1,023,974,238
Total in 2015	503,607,633	99,977,487	61,402,096	211,686,251	84,352,513	961,025,980

Net assets in 2016 YTD	36,426,778	26,495,957	15,702,762	87,129,373
Net assets in 2015 YTD	13,866,381	77,969	13,897,768	77,223,629

(1)   Repurchase agreements are classified according to the maturity of the transactions;

(2)   Investments in investment funds are classified as 1 to 30 days; and

(3)   Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

Bradesco     157

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Notes to the Consolidated Financial Statements

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On March 31 - R$ thousand
	Prudential Conglomerate
	2016	2015
Tier I capital	76,704,327	74,094,585
Common equity	76,704,327	74,094,585
Shareholders’ equity	93,330,127	83,937,476
Prudential adjustments (1)	(16,625,800)	(9,842,891)
Tier II capital	23,748,161	19,513,015
Subordinated debts (CMN Resolution No. 4,192/13)	7,022,720	-
Subordinated debts ( previous to CMN Resolution No. 4,192/13)	16,725,441	19,513,015
Capital (a)	100,452,488	93,607,600

- Credit risk	543,259,586	557,015,231
- Market risk	13,995,855	18,441,507
- Operational risk	38,501,528	39,117,366
Risk-weighted assets – RWA (b)	595,756,969	614,574,104

Basel ratio (a/b)	16.9%	15.2%
Tier I capital	12.9%	12.1%
- Principal capital	12.9%	12.1%
Tier II capital	4.0%	3.1%

(1)      As per January 2016, the factor applied to prudential adjustments went from 40% to 60%, according to the timeline for application of deductions of prudential adjustments, defined in Article11 of CMN Resolution No. 4,192/13.

a)      Capital Management

The internal process of assessing capital adequacy is carried out so as to ensure that the Organization has a Reference Equity base composition to support the development of activities and provide sufficient protection against risks, whether in normal or in extreme market conditions, as well as meeting managerial and regulatory requirements in relation to capital management.

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Notes to the Consolidated Financial Statements

b)      Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	On March 31 - R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement		In shareholders’ equity
	2016		2016	2015	2016	2015
Securities and derivative financial instruments (Notes 3e, 3f and 7)	343,577,120	343,242,057	(4,265,990)	286,799	(335,063)	1,640,257
- Adjustment of available-for-sale securities (Note 8bII)			(3,930,927)	(1,353,458)	-	-
- Adjustment of held-to-maturity securities (Note 7c item 8)			(335,063)	1,640,257	(335,063)	1,640,257
Loan and leasing (Notes 2, 3g and 9) (1)	352,990,686	346,956,440	(6,034,246)	(1,927,255)	(6,034,246)	(1,927,255)
Investments (Notes 3j and 12) (2)	6,174,390	29,234,058	23,059,668	21,052,478	23,059,668	21,052,478
Treasury shares (Note 22c)	440,514	546,946	-	-	106,432	55,901
Time deposits (Notes 3n and 15a)	77,772,394	77,262,194	510,200	433,953	510,200	433,953
Funds from issuance of securities (Note 15c)	112,617,128	112,822,317	(205,189)	(52,414)	(205,189)	(52,414)
Borrowing and on-lending (Notes 16a and 16b)	62,849,125	62,226,103	623,022	48,289	623,022	48,289
Subordinated debts (Note 18)	50,183,552	50,773,926	(590,374)	(26,372)	(590,374)	(26,372)
Unrealized gains excluding tax			13,097,091	19,815,478	17,134,450	21,224,837

(1)  Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and

(2)  Primarily includes the surplus of interest in subsidiaries, affiliates and jointly controlled subsidiaries (Cielo, Odontoprev and Fleury).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and on lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

Bradesco     159

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32)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death), by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco’s sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), especially to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec - Cabec, exclusively for former employees of Banco do Estado do Ceará S.A.

Expenses related to contributions made in the first quarter of 2016, totaled R$137,171 thousand (R$154,226 thousand in 2015).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$804,959 thousand in the first quarter of 2016 (R$743,963 thousand in 2015).

33)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	Accrued on March 31 - R$ thousand
	2016	2015
Income before income tax and social contribution	10,333,648	1,260,127
Total burden of income tax and social contribution at the current rates (1)	(4,650,142)	(504,051)
Effect on the tax calculation:
Earnings (losses) of affiliates and jointly controlled subsidiaries	182,549	120,184
Net non-deductible expenses of nontaxable income	(22,814)	(31,267)
Interest on shareholders’ equity (paid and payable)	652,941	441,983
Other amounts (2)	(2,340,560)	2,985,686
Income tax and social contribution for the period	(6,178,026)	3,012,535

(1)   Current rates: (i) 25% for income tax; (ii) of 15% for the social contribution to financial and companies trated as such, and of the insurance industry, and of 20%, from September 2015 to December 2018, in accordance with Law No. 13,169/15; and (iii) of 9% for the other companies (Note 3h); and

(2)   Primarilly, includes, (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of social contribution in relation to the rate (45%) shown; and (iii) the deduction incentives.

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b)   Breakdown of income tax and social contribution in the income statement

	Accrued on March 31 - R$ thousand
	2016	2015
Current taxes:
Income tax and social contribution payable	(5,561,631)	(1,727,392)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	663,850	3,448,043
Use of opening balances of:
Social contribution loss	(742,318)	(50,587)
Income tax loss	(956,005)	(41,222)
Constitution in the period on:
Social contribution loss	178,667	517,023
Income tax loss	239,411	866,670
Total deferred tax assets	(616,395)	4,739,927
Income tax and social contribution for the period	(6,178,026)	3,012,535

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2015	Amount recorded	Amount realized	Balance on 03.31.2016
Allowance for loan losses	24,012,539	2,519,220	1,389,094	25,142,665
Civil provisions	1,849,816	295,111	302,195	1,842,732
Tax provisions	2,582,217	150,016	28,091	2,704,142
Labor provisions	1,288,565	121,377	112,457	1,297,485
Provision for devaluation of securities and investments	442,287	8,958	16,035	435,210
Provision for devaluation of foreclosed assets	382,672	50,872	26,597	406,947
Adjustment to fair value of trading securities	6,648,651	11,776	1,094,767	5,565,660
Amortization of goodwill	240,052	3,609	2,104	241,557
Provision for interest on own capital (1)	-	529,976	-	529,976
Other	3,118,766	480,898	536,623	3,063,041
Total deductible taxes on temporary differences	40,565,565	4,171,813	3,507,963	41,229,415
Income tax and social contribution losses in Brazil and overseas	5,765,368	418,078	1,698,323	4,485,123
Subtotal (2) (3)	46,330,933	4,589,891	5,206,286	45,714,538
Adjustment to fair value of available-for-sale securities (3)	2,983,663	100,481	899,272	2,184,872
Social contribution - Provisional Measure No. 2,158-35/01	113,783	-	-	113,783
Total deferred tax assets (Note 10b)	49,428,379	4,690,372	6,105,558	48,013,193
Deferred tax liabilities (Note 33f)	2,840,341	867,468	174,096	3,533,713
Deferred tax assets, net of deferred tax liabilities	46,588,038	3,822,904	5,931,462	44,479,480
- Percentage of net deferred tax assets on capital (Note 31)	45.3%			44.3%
- Percentage of net deferred tax assets over total assets	4.6%			4.3%

(1)   The tax credit on the interest on own capital is counted up to the allowed tax limit;

(2)    By being framed in the condition established by art. 1, subparagraph I of CMN Resolution No. 3,059/02, with amendments introduced by CMN Resolution No. 4,441/15, Banco Bradesco registered with the Bacen, an authorization request for maintenance of inventory and constitution of new tax credits; and

(3)    Deferred tax assets from financial companies and similar companies, and insurance companies were established considering the increase in the social contribution rate, determined by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

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Notes to the Consolidated Financial Statements

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution and deferred social contribution – Provisional Measure No. 2,158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution - Provisional Measure No. 2,158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2016	2,417,489	1,829,223	47,727	40,019	106,097	4,440,555
2017	3,689,317	2,948,507	206,453	248,766	-	7,093,043
2018	3,941,512	3,066,254	577,895	424,815	-	8,010,476
2019	3,837,649	2,342,703	501,274	292,278	-	6,973,904
2020	4,742,816	2,800,462	261,512	151,319	7,686	7,963,795
After 2020	6,022,247	3,591,236	803,778	929,287	-	11,346,548
Total	24,651,030	16,578,385	2,398,639	2,086,484	113,783	45,828,321

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$40,620,012 thousand (R$32,966,470 thousand in 2015), of which R$36,637,386 thousand (R$27,511,998 thousand in 2015) relates to temporary differences, R$3,872,045 thousand (R$5,343,390 thousand in 2015) to tax losses and negative basis of social contribution and R$110,581 thousand (R$111,082 thousand in 2015) to deferred social contribution, Provisional Measure No. 2,158-35.

e)   Unrecognized deferred tax assets

On March 31, 2016, deferred tax assets of R$19,631 thousand (R$1,927 thousand in 2015) were not recognized, and will only be registered when they meet the regulatory requirements and/or present prospects of realization according to technical studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	On March 31 - R$ thousand
	2016	2015
Mark-to-market adjustment to securities and derivative financial instruments	1,048,345	971,513
Difference in depreciation	560,938	738,827
Judicial deposit and others	1,924,430	1,568,615
Total	3,533,713	3,278,955

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

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Notes to the Consolidated Financial Statements

34)    OTHER INFORMATION

a)   The Organization manages investment funds and portfolios with net assets which, on March 31, 2016, amounted to R$596,439,933 thousand (R$492,439,837 thousand in 2015).

b)   Consortium funds

	On March 31 - R$ thousand
	2016	2015
Monthly estimate of funds receivable from consortium members	504,804	450,660
Contributions payable by the group	24,265,997	21,678,694
Consortium members - assets to be included	21,804,335	19,548,333
Credits available to consortium members	4,648,826	4,347,271

	In units
	2016	2015
Number of groups managed	3,579	3,491
Number of active consortium members	1,212,290	1,100,513
Number of assets to be included	575,237	529,214

c)   As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. The accounting standards which have been approved by CMN include the following:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Conceptual Framework for Preparing and Presenting Financial Statements; and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3,786/09 and Bacen Circular Letters No. 3,472/09 and No. 3,516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), in compliance with standards issued by the International Accounting Standards Board (IASB). As required by CMN Resolution, on March 7, 2016, Bradesco published its consolidated financial statements for December 31, 2014 and 2015 on its website, in accordance with IFRS standards. The net profit and shareholders’ equity of the financial statements disclosed in IFRS were not substantially different from those presented in the financial statements prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen).

d)   In the first quarter of 2016, Bacen has changed some rules of compulsory collection, however there were no relevant effects for Bradesco.

Bradesco     163

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Notes to the Consolidated Financial Statements

e)     In August 2015, Bradesco informed the market that it had signed the Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited for the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. - Banco Múltiplo and HSBC Serviços e Participações Ltda. ("HSBC"), for the value of US$5.2 billion. With the acquisition, Bradesco will assume all operations of HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients. In January 2016, Bradesco communicated to the market that the Central Bank approved the acquisition of 100% of the capital share of HSBC Bank Brasil S.A. – Banco Múltiplo and of HSBC Serviços e Participações Ltda (“HSBC”). The conclusion of the operation is subject to approval by the other competent regulatory agencies and fulfillment of the legal formalities.

f)      In January 2016, Bradesco signed a non-binding Memorandum of Understanding with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable rules.

g)    There were no subsequent events that need to be adjusted or disclosed in the individual financial statements as of March 31, 2016.

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Management Bodies

Reference Date: April 11, 2016

Board of Directors	Department Directors (continued)	Ethical Conduct Committee
	Layette Lamartine Azevedo Júnior	Milton Matsumoto - Coordinator
Chairman	Lucio Rideki Takahama	Carlos Alberto Rodrigues Guilherme
Lázaro de Mello Brandão	Luiz Carlos Brandão Cavalcanti Junior	Domingos Figueiredo de Abreu
	Marcelo Frontini	Sérgio Alexandre Figueiredo Clemente
Vice-Chairman	Marcelo Santos Dall’Occo	Alexandre da Silva Glüher
Luiz Carlos Trabuco Cappi	Marcos Aparecido Galende	Josué Augusto Pancini
	Marcos Daré	Maurício Machado de Minas
Members	Marlos Francisco de Souza Araujo	Marcelo de Araújo Noronha
Denise Aguiar Alvarez	Octavio Manoel Rodrigues de Barros	André Rodrigues Cano
João Aguiar Alvarez	Paulo Aparecido dos Santos	Moacir Nachbar Junior
Carlos Alberto Rodrigues Guilherme	Pedro Bosquiero Junior	Octavio de Lazari Junior
Milton Matsumoto	Roberto de Jesus Paris	Marlene Morán Millan
José Alcides Munhoz	Rogério Pedro Câmara	Clayton Camacho
Aurélio Conrado Boni	Waldemar Ruggiero Júnior	Frederico William Wolf
	Wilson Reginaldo Martins	Glaucimar Peticov
Board of Executive Officers		Joel Antonio Scalabrini
Executive Officers	Directors	Nairo José Martinelli Vidal Júnior
Chief Executive Officer	Antonio Chinellato Neto
Luiz Carlos Trabuco Cappi	Antonio Daissuke Tokuriki	Integrated Risk Management
	Jefferson Ricardo Romon	and Capital Allocation Committee
Executive Vice-Presidents	Marcio Henrique Araujo Parizotto	Alexandre da Silva Glüher - Coordinator
Domingos Figueiredo de Abreu	Paulo Eduardo Waack	Domingos Figueiredo de Abreu
Sérgio Alexandre Figueiredo Clemente	Paulo Manuel Taveira de Oliveira Ferreira	Sérgio Alexandre Figueiredo Clemente
Alexandre da Silva Glüher		Josué Augusto Pancini
Josué Augusto Pancini	Regional Officers	Maurício Machado de Minas
Maurício Machado de Minas	Alex Silva Braga	Marcelo de Araújo Noronha
Marcelo de Araújo Noronha	Almir Rocha	Luiz Carlos Angelotti
	Altair Naumann	Moacir Nachbar Junior
Managing Directors	Amadeu Emilio Suter Neto	Gedson Oliveira Santos
André Rodrigues Cano	André Ferreira Gomes
Luiz Carlos Angelotti	Antonio Piovesan	Sustainability Committee
Nilton Pelegrino Nogueira	Carlos Alberto Alástico	Luiz Carlos Angelotti - Coordinator
André Marcelo da Silva Prado	Delvair Fidêncio de Lima	Carlos Alberto Rodrigues Guilherme
Altair Antônio de Souza	Francisco Aquilino Pontes Gadelha	Milton Matsumoto
Denise Pauli Pavarina	Francisco Assis da Silveira Junior	Domingos Figueiredo de Abreu
Moacir Nachbar Junior	Geraldo Dias Pacheco	Aurélio Conrado Boni
Octavio de Lazari Junior	João Alexandre Silva	Sérgio Alexandre Figueiredo Clemente
	José Flávio Ferreira Clemente	Alexandre da Silva Glüher
Deputy Directors	Leandro José Diniz	Josué Augusto Pancini
Cassiano Ricardo Scarpelli	Luis Carlos Furquim Vermieiro	Maurício Machado de Minas
Eurico Ramos Fabri	Osmar Sanches Biscuola	Moacir Nachbar Junior
Marlene Morán Millan
Renato Ejnisman	Audit Committee	Executive Disclosure Committee
Walkiria Schirrmeister Marchetti	Milton Matsumoto - Coordinator	Luiz Carlos Angelotti - Coordinator
	Osvaldo Watanabe	Domingos Figueiredo de Abreu
Department Directors	Paulo Roberto Simões da Cunha	Alexandre da Silva Glüher
Alexandre Rappaport		Moacir Nachbar Junior
Amilton Nieto	Compensation Committee	Marlene Morán Millan
André Bernardino da Cruz Filho	Lázaro de Mello Brandão - Coordinator	Antonio José da Barbara
Antonio Carlos Melhado	Luiz Carlos Trabuco Cappi	Carlos Wagner Firetti
Antonio Gualberto Diniz	Carlos Alberto Rodrigues Guilherme	Marcelo Santos Dall’Occo
Antonio José da Barbara	Milton Matsumoto	Marcos Aparecido Galende
Aurélio Guido Pagani	Valdirene Soares Secato (non-Manager)	Marlos Francisco de Souza Araujo
Bruno D’Avila Melo Boetger		Haydewaldo R. Chamberlain da Costa
Carlos Wagner Firetti	Compliance and Internal Control Committee
Clayton Camacho	Milton Matsumoto - Coordinator	Fiscal Council
Edilson Wiggers	Carlos Alberto Rodrigues Guilherme	Sitting Members
Edson Marcelo Moreto	Aurélio Conrado Boni	Luiz Carlos de Freitas - Coordinator
Fernando Antônio Tenório	Domingos Figueiredo de Abreu	Domingos Aparecido Maia
Frederico William Wolf	Sérgio Alexandre Figueiredo Clemente	José Maria Soares Nunes
Gedson Oliveira Santos	Alexandre da Silva Glüher	Ariovaldo Pereira
Glaucimar Peticov	Josué Augusto Pancini	João Carlos de Oliveira
Guilherme Muller Leal	Maurício Machado de Minas
Hélio Vivaldo Domingues Dias	Marcelo de Araújo Noronha	Deputy Members
Hiroshi Obuchi	Moacir Nachbar Junior	João Batistela Biazon
João Albino Winkelmann	Frederico William Wolf	Nilson Pinhal
João Carlos Gomes da Silva	Gedson Oliveira Santos	Renaud Roberto Teixeira
Joel Antonio Scalabrini	Joel Antonio Scalabrini	Jorge Tadeu Pinto de Figueiredo
Johan Albino Ribeiro	Johan Albino Ribeiro	Oswaldo de Moura Silveira
José Luis Elias
José Ramos Rocha Neto

General Accounting Department
Marcos Aparecido Galende		Ombudsman Department
Accountant - CRC 1SP201309/O-6		Nairo José Martinelli Vidal Júnior - Ombudsman

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Report on the review of interim consolidated financial information

To the Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco - SP

Introduction

We have reviewed the consolidated statement of financial position of Banco Bradesco S.A. (“Bradesco”) as of March 31, 2016 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three-month period then ended, as well as the summary of significant accounting policies and other explanatory notes (“the interim consolidated financial information”).

Management is responsible for the preparation and fair presentation of this interim consolidated financial information in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Central Bank of Brazil. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the interim consolidated financial information mentioned above were not prepared, in all material aspects, in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil.

Other matters

Interim statement of value added

We also reviewed the interim consolidated statement of value added (DVA) for the three-month period ended as of March 31, 2016, which was prepared under Bradesco’s Management responsibility and which presentation is required under the rules issued by the Securities and Exchange Commission of Brazil (CVM) and is considered a supplementary information in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil that do not require the disclosure of the DVA. This statement was subject to the same review procedures described above and based on our review, we are not aware of any facts that would lead us to believe it was not prepared, in all material respects, consistently with the financial information take as a whole.

Osasco, April 27, 2016

KPMG Auditores Independentes

CRC 2SP028567/O-1 F

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

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Fiscal Council’s Report

The members of the Fiscal Council, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. (Bradesco), for first quarter of 2016, and the technical feasibility study for generation of taxable profits, restated at their present value, which has as objective the achievement of the Active Deferred Tax in accordance with CVM Instruction No. 371/02, Resolution No. 3,059/02 of the National Monetary Council, and Circular No. 3,171/02 of the Central Bank of Brazil, and in view of the report of KPMG Auditores Independentes, presented without reservations, are of the opinion that the cited parts, examined in the light of accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, reflect adequately the equity status and financial situation of the Company.

Cidade de Deus, Osasco, SP, April 27, 2016.

Luiz Carlos de Freitas

Domingos Aparecido Maia

José Maria Soares Nunes

Ariovaldo Pereira

João Carlos de Oliveira

Bradesco     167

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 9, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.